     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1996.

                                                     REGISTRATION NO. 333-
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                 DELAWARE                                      4812                                     11-2962080
     (STATE OR OTHER JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL                      (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)               CLASSIFICATION CODE NUMBER)                     IDENTIFICATION NO.)
                                          2401 FOURTH AVENUE, SEATTLE, WASHINGTON 98121
                                                          (206) 443-6400
                                  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                                     AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

        STEPHEN KATZ, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                 2401 FOURTH AVENUE, SEATTLE, WASHINGTON 98121
                                 (206) 443-6400
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

                     EDWARD R. MANDELL, ESQ.                                           EMANUEL S. CHERNEY, ESQ.
               PARKER CHAPIN FLATTAU & KLIMPL, LLP                                      ANDREWS & KURTH L.L.P.
                   1211 AVENUE OF THE AMERICAS                                           425 LEXINGTON AVENUE
                  NEW YORK, NEW YORK 10036-8701                                        NEW YORK, NEW YORK 10017
                       TEL: (212) 704-6000                                                TEL: (212) 850-2811
                       FAX: (212) 704-6288                                                FAX: (212) 850-2929

                            ------------------------

     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the 'Securities Act'), check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                           PROPOSED          PROPOSED
                                                                                            MAXIMUM           MAXIMUM
                   TITLE OF EACH CLASS OF                            AMOUNT TO BE       OFFERING PRICE       AGGREGATE
                SECURITIES TO BE REGISTERED                           REGISTERED         PER SHARE(1)    OFFERING PRICE(1)
Shares of Common Stock, par value $.001 per share(3)........       1,984,900 Shares         $18.00          $35,728,200

                                                                 AMOUNT OF
                   TITLE OF EACH CLASS OF                      REGISTRATION
                SECURITIES TO BE REGISTERED                       FEE(2)
Shares of Common Stock, par value $.001 per share(3)........    $12,320.07

(1) Estimated solely for purposes of calculating the registration fee.

(2) Calculated pursuant to Rule 457(a) of the Securities Act.

(3) Includes up to 258,900 shares of Common Stock subject to the over-allotment option granted to the Underwriters by the Company and certain of the Selling Shareholders of the Company. See 'Underwriting.'
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS
EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(b) OF REGULATION S-K
           REFERENCING ITEMS IN PART I OF FORM S-1 TO THE PROSPECTUS

                          ITEM NUMBER AND CAPTION                              PROSPECTUS CAPTION OF PAGE
      ---------------------------------------------------------------  ------------------------------------------

  1.  Forepart of the registration Statement and Outside Front Cover
        Page of Prospectus...........................................  Facing Page of Registration Statement;
                                                                         Outside Front Cover Page of Prospectus
  2.  Inside Front and Outside Back Cover Pages of Prospectus........  Inside Front Cover Page of Prospectus;
                                                                         Outside Back Cover Page of Prospectus
  3.  Summary Information, Risk Factors and Ratio of Earnings to
        Fixed Charges................................................  Prospectus Summary; Risk Factors
  4.  Use of Proceeds................................................  Prospectus Summary; Use of Proceeds
  5.  Determination of Offering Price................................  Outside Front Cover Page of Prospectus;
                                                                         Risk Factors; Underwriting
  6.  Dilution.......................................................  Prospectus Summary; Risk Factors; Dilution
  7.  Selling Security Holders.......................................  Principal and Selling Shareholders
  8.  Plan of Distribution...........................................  Outside Front Cover Page of Prospectus;
                                                                         Underwriting
  9.  Description of Securities to be Registered.....................  Outside Front Cover Page of Prospectus;
                                                                         Prospectus Summary; Description of
                                                                         Capital Stock
 10.  Interests of Named Experts and Counsel.........................  Legal Matters; Experts
 11.  Information with respect to the Registrant.....................  Outside Front Cover Page of Prospectus;
                                                                         Inside Front Cover Page of Prospectus;
                                                                         Prospectus Summary; Risk Factors; Use of
                                                                         Proceeds; Dividend Policy;
                                                                         Capitalization; Selected Financial Data;
                                                                         Management's Discussion and Analysis of
                                                                         Financial Condition and Results of
                                                                         Operations; Business; Management;
                                                                         Principal Shareholder; Description of
                                                                         Capital Stock; Shares Eligible for
                                                                         Future Sale; Financial Statements
 12.  Disclosure of Commission Position on Indemnification for
        Securities Act Liabilities...................................  Part II

                        SUBJECT TO COMPLETION -- DATED JULY 2, 1996
PROSPECTUS

                                1,726,000 SHARES
                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                                  COMMON STOCK

     Of the 1,726,000 shares of common stock (the 'Common Stock') offered hereby, 1,500,000 shares are being sold by Cellular Technical Services Company, Inc., a Delaware corporation (the 'Company'), and 226,000 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Shareholders. See 'Principal and Selling Shareholders.'

     The Common Stock is included in The Nasdaq Stock Market's National Market (the 'Nasdaq National Market') under the symbol 'CTSC.' On July 1, 1996, the last reported sales price for the Common Stock on the Nasdaq National Market was $18.25 per share. See 'Price Range of Common Stock.'
                            ------------------------
  SEE 'RISK FACTORS' BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN MATERIAL
   FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE
                          COMMON STOCK OFFERED HEREBY.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
   EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION  NOR  HAS THE
     SECURITIES  AND  EXCHANGE   COMMISSION  OR   ANY  STATE   SECURITIES
       COMMISSION   PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS
              PROSPECTUS. ANY REPRESENTATION TO   THE  CONTRARY
                          IS A CRIMINAL OFFENSE.

                                                              UNDERWRITING                         PROCEEDS TO
                                                PRICE TO      DISCOUNTS AND       PROCEEDS TO        SELLING
                                                 PUBLIC      COMMISSIONS(1)       COMPANY(2)       SHAREHOLDERS
Per Share....................................  $               $                  $                 $
Total (3)....................................  $               $                  $                 $

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the 'Securities Act'). See 'Underwriting.' The Company has agreed to reimburse the Selling Shareholders for a portion of the commission to be paid to the Underwriters in connection with shares sold by the Selling Shareholders hereunder.

(2) Before deducting expenses payable by the Company estimated to be $300,000.

(3) The Company and certain of the Selling Shareholders of the Company have granted the several Underwriters a 45-day over-allotment option to purchase, in the aggregate, up to 258,900 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $              ,  the total  Underwriting Discounts and  Commissions will be
    $          , and the total Proceeds to Company will be $          .
                            ------------------------
     The shares of Common Stock offered hereby are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of certificates for the shares of Common Stock will be made at the offices of Bear, Stearns Securities Corp., 1 Metrotech Center North, Brooklyn, New York
11201 as agent for the Representative, on or about             , 1996.

                       GERARD KLAUER MATTISON & CO., LLC
                            ------------------------
               THE DATE OF THIS PROSPECTUS IS             , 1996

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                               [Photo to follow]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE 'UNDERWRITING.'

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriter's over-allotment option and has been adjusted to give retroactive effect to a 2 for 1 split of the Company's common stock effected in June, 1996 in the form of a 100% stock dividend. Investors should carefully consider the information set forth under the caption 'Risk Factors.' The 'Company' refers to Cellular Technical Services Company, Inc.

                                  THE COMPANY

     The mission of Cellular Technical Services Company, Inc. (the 'Company') is to be the premier developer and provider of real-time information processing and information management systems for the wireless communications industry in the United States and international markets. The Company designs and engineers software and hardware products for sale to the wireless communications industry to provide user/device authentication (for 'cloning' fraud prevention) and to provide service metering (for credit management and prepaid billing). Although the Company's products and services currently are used exclusively by cellular telephone system operators, commonly known as carriers, the Company believes they may be generally adaptable to other wireless communications systems.


     User/device authentication primarily involves various forms of 'pre-call' verification to ensure that the use of a wireless communications device (e.g., a cellular telephone) is legitimate before the device is allowed to connect to a wireless network. The Company's Blackbird'r' Platform ('Blackbird Platform') provides the underlying technology for pre-call application products. The first application product on the Blackbird Platform, PreTect'tm' ('PreTect'), is designed to proactively prevent cloning fraud. The Cellular Telecommunications Industry Association has estimated that in 1995 cloning fraud has resulted in costs and lost revenues to the cellular industry of an amount in excess of $650 million. The Company believes that in 1996 cloning fraud will result in an increased amount of such costs and lost revenues. Cloning fraud is the term used by the cellular industry to describe the illegal activity of using a cellular telephone whose electronic serial number and telephone number have been altered to match those of a legitimate subscriber's telephone. See 'Business -- The Blackbird Platform.'


     Service metering primarily involves the collection of various forms of 'post-call' information (within minutes after the end of the call) to ensure that a wireless communications carrier's subscriber has proper account status to make additional calls. The Company's Hotwatch'r' Platform ('Hotwatch Platform') provides the underlying technology for post-call application products and services for credit management and prepaid billing ('Hotwatch Products'). See 'Business -- The Hotwatch Platform.'

     The Blackbird and Hotwatch Platforms, each based on open systems architecture, are designed to allow a broad range of interconnection and data-sharing possibilities between various geographic markets and different wireless communications carriers.

     The Company's primary activities are currently focused on the further development, marketing and deployment of the Blackbird Platform and the PreTect fraud prevention application product and services (the 'Blackbird Products'). PreTect, which is transparent to the subscriber, uses patented signal processing, commonly referred to as radio frequency ('RF') 'fingerprinting' technology to accurately distinguish between legitimate subscribers and counterfeit users before the call is connected. PreTect captures information from the cellular telephone call at the cell site, before it enters the carrier's system, and compares it to valid fingerprints and data. If a proper match is not made, PreTect can then automatically prevent connection of the call. The Company also provides a seamless Real-Time Roaming Fraud Prevention ServiceSM ('Real-Time Roaming Fraud Prevention Service') between markets which use the Blackbird Platform and PreTect. During 1996, the Company entered into agreements with AirTouch Cellular ('AirTouch') and Bell Atlantic NYNEX Mobile ('BANM') for the provision of the Blackbird Products for use in over 1,000 cell sites, subject to the Blackbird Products' compliance with contractual requirements. The Company believes that as of the end of 1995 there were approximately 23,000 domestic and 10,000 international cell sites to which the Company's Blackbird Products are adaptable. The Company also believes there are approximately 14,000 additional international cell sites to which the Company's Blackbird Products may be adaptable.

     During the last ten years, wireless communications service has been one of the fastest growing segments of the telecommunications industry. The Cellular Telecommunications Industry Association has estimated that the number of cellular subscribers in the United States increased from approximately 340,000 subscribers in December 1985 to approximately 34 million subscribers in December 1995. The Company believes the worldwide wireless communications market may exceed 100 million subscribers by the end of 1996. The Company expects significant growth in wireless communications in the United States to continue in the future, as a result of the increased demand for cellular service and the emergence of personal communications services ('PCS') as a new form of wireless communications service, and that significant growth will also occur in international markets. The Company believes that the number of cellular and PCS subscribers may grow to 80 million in the United States and more than 300 million worldwide in the year 2001. The Company believes that the demand for its products and services may increase as the Company adapts its products and creates new products to service an expanded wireless communications industry.

     The Company was incorporated in Delaware in August 1988 under the name NCS Ventures Corp. ('Ventures') as a majority-owned subsidiary of Nationwide Cellular Service Inc. ('Nationwide'), a publicly traded company. In September 1988, Ventures formed, as equal partners with NYNEX Mobile Billing Services, Inc. ('NYNEX'), a partnership, Cellular Technical Services Company ('Partnership'). In May 1991, Ventures changed its name to Cellular Technical Services Company, Inc. In August 1991 the Company exercised an option to purchase the interest in the Partnership owned by NYNEX and consummated the initial public offering of its securities. In 1995, concurrent with the merger of Nationwide into MCI Communications Corp., Nationwide distributed to its stockholders all of its shares of the Company's Common Stock.

     The Company's principal offices are located at 2401 Fourth Avenue, Seattle, Washington, 98121 and its telephone number is (206) 443-6400.

                               BUSINESS STRATEGY

DEVELOPMENT OF BLACKBIRD

     The Company's immediate strategy is to achieve commercial acceptance and significant market penetration of the Blackbird Platform. To accomplish this, the Company plans to expand its domestic and international sales and marketing efforts. After it has achieved an installed base of the Blackbird Platform, the Company believes that it will be able to leverage its relationships with carriers and its position at the carriers' cell sites to offer additional products and services. The Company plans to expand its research and development efforts to enhance its existing products and services and to develop new value-added products for the Blackbird Platform which can be sold in connection with PreTect or on a stand-alone basis.

LEVERAGE CORE COMPETENCIES


     Through the development and deployment of the Blackbird and Hotwatch Platforms, the Company has developed several core competencies. The Company believes that these core competencies may facilitate its development of products and services which complement its platforms and add value to its current and potential customer base.



          Ability to interface with carriers' cell sites and switches. The Company's proprietary software and hardware products collect and utilize information resident at the carrier's cell site and/or switch. This expertise may facilitate the development of future products and services in both an analog and digital environment.

          Real-time database expertise. The Company has developed the ability to optimize database performance, which enables systems to reach transaction decisions in very short time frames. For example, PreTect can determine whether or not to connect a call within five seconds of call origination.

          Real-time rating expertise. The Company has developed the ability to combine streams of telephone billing information, such as toll charges, discounts and promotions, surcharges, etc. to mimic a carrier's billing system on a real-time basis, within minutes after the end of the call, rather than in a batch process for monthly customer billing. This currently allows the Company to determine account authorization for future telephone calls. The Company believes this expertise may be applicable to other systems that involve real-time charges.

          Transaction Control Protocol ('TCP')/Internet Protocol ('IP') expertise. The Company believes it can apply the experience it has gained in its existing TCP/IP networks and add its other core competencies, such as real-time rating and real-time database expertise to other TCP/IP networking infrastructures.

          Ability to interface with billing systems. The Company has developed the ability to interface with the systems infrastructures of major billing service companies in the wireless communications industry. As these companies expand their customer base beyond telephone carriers, the Company believes it can apply its knowledge to provide its value-added service metering technologies to this expanded customer base.

                                                 THE OFFERING

Common Stock Offered by the Company(1).......  1,500,000 shares
Common Stock Offered by the Selling
  Shareholders(1)(2).........................  226,000 shares
Common Stock Outstanding prior to the
  Offering...................................  21,706,468 shares
Common Stock Outstanding after the
  Offering(1)(3).............................  23,432,468 shares
Use of Proceeds..............................  To  finance  (i)  research  and  development  to  enhance   the
                                               Company's  existing technologies and  develop new technologies;
                                               (ii) expansion of sales and marketing activities including  the
                                               establishment    of   international    marketing,   sales   and
                                               distribution operations;  (iii) expansion  of customer  support capabilities;  (iv) enhancement and  expansion of the Company's manufacturing activities; (v) provision  of lease financing  to certain  of the Company's customers; (vi) possible acquisitions
                                               of  complementary  technologies   and  businesses;  and   (vii)
                                               expansion  of working  capital and  general corporate purposes.
                                               See 'Use of Proceeds.'
Nasdaq National Market Symbol................  'CTSC'

- ------------

(1) Does not include shares of Common Stock issuable upon the exercise of the over-allotment option.

(2) Such shares will be issued to the Selling Shareholders upon their exercise of stock options.

(3) Based on the number of shares of Common Stock outstanding at March 31, 1996. Includes 226,000 shares of Common Stock issuable upon the exercise of options by the Selling Shareholders. Excludes 2,713,040 shares of Common Stock issuable upon the exercise of other stock options outstanding at March 31, 1996, of which 237,280 shares of Common Stock were issued upon the exercise of stock options since March 31, 1996 through the date of this Prospectus. Also excludes 160,000 shares of Common Stock issuable upon the exercise of options granted since March 31, 1996.

                             SUMMARY FINANCIAL DATA

                                                                                                 THREE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                    MARCH 31,
                                                 -----------------------------------------    --------------------------
                                                    1993           1994           1995           1995           1996
                                                 -----------    -----------    -----------    -----------    -----------
                                                             (IN DOLLARS EXCEPT WEIGHTED SHARES OUTSTANDING)

Statement of Operations Data:
REVENUES
    License and service fees..................   $ 3,875,353    $ 8,691,036    $10,944,788    $ 2,736,768    $   645,622
    Equipment sales...........................     1,215,738      1,040,863      1,164,536        612,812         89,164
    Interest income...........................       176,594        280,181        475,512        118,984        107,493
                                                 -----------    -----------    -----------    -----------    -----------
Total revenues................................     5,267,685     10,012,080     12,584,836      3,468,564        842,279
COSTS AND EXPENSES
    Cost of license and service fees..........     1,574,521      2,619,435      3,330,801        922,539        785,200
    Cost of equipment sales...................     1,329,276      1,112,254      1,485,952        611,731        278,405
    Sales and marketing.......................       738,068        789,578      2,141,853        507,607        822,873
    General and administrative................     1,563,794      2,269,170      2,115,991        601,783        510,611
    Research and development..................     1,268,361      1,661,772      3,445,052        576,777        945,749
                                                 -----------    -----------    -----------    -----------    -----------
Total costs and expenses......................     6,474,020      8,452,209     12,519,649      3,220,437      3,342,838
                                                 -----------    -----------    -----------    -----------    -----------
INCOME (LOSS) BEFORE INCOME TAXES.............    (1,206,335)     1,559,871         65,187        248,127     (2,500,559)
PROVISION FOR INCOME TAXES....................             0         10,000          2,000          5,000              0
                                                 -----------    -----------    -----------    -----------    -----------
NET INCOME (LOSS).............................   $(1,206,335)   $ 1,549,871    $    63,187    $   243,127    $(2,500,559)
                                                 -----------    -----------    -----------    -----------    -----------
                                                 -----------    -----------    -----------    -----------    -----------
NET INCOME (LOSS) PER SHARE...................        $(0.07)         $0.08          $0.00          $0.01         $(0.12)
                                                 -----------    -----------    -----------    -----------    -----------
                                                 -----------    -----------    -----------    -----------    -----------
WEIGHTED AVERAGE SHARES OUTSTANDING...........    17,363,680     20,297,326     22,026,150     22,158,686     21,608,900
                                                 -----------    -----------    -----------    -----------    -----------
                                                 -----------    -----------    -----------    -----------    -----------

                                                                                               MARCH 31, 1996
                                                                                        -----------------------------
                                                                                          ACTUAL       AS ADJUSTED(1)
                                                                                        -----------    --------------

Balance Sheet Data:
    Total assets.....................................................................   $16,031,129     $ 42,232,129
    Working capital..................................................................     8,839,554       35,040,554
    Total Stockholders' equity.......................................................    14,597,368       40,798,368

- ------------

(1) Adjusted to reflect (i) the sale by the Company of the shares of Common Stock offered hereby (based upon an assumed offering price of $18.00 per share) and the application of the net proceeds therefrom and (ii) the Company's receipt of the proceeds from the exercise by the Selling Shareholders of options to acquire 226,000 shares of Common Stock. See 'Capitalization.'

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby.


     Dependence on Cellular Market; Rapid Industry Change and Technological Obsolescence. The Company's future success will depend on the continued and expanded use of its existing products and services, and its ability to develop new products and services or adapt existing products and services to keep pace with changes in the wireless communications industry. The Company historically has provided its products and services exclusively to cellular carriers. In addition, the Company's user/device authentication products currently are designed to provide security exclusively for analog cellular telephones. The Company believes that over 95% of cellular telephone service currently is provided in the analog mode, but that the industry is undertaking a shift to digital mode in the major markets due to certain advantages of the digital mode, including expanded capacity, greater privacy and enhanced security. Technological changes or developments in the cellular industry, such as encryption technology for enhanced privacy, 'Authentication' ('A-Key')
technology for enhanced security against cloning fraud, improved switching technologies, or further industry consolidation, could reduce or eliminate demand for the Company's user/device authentication products. A rapid shift away from the use of analog cellular telephones in favor of digital cellular telephones utilizing A-Key or to other wireless services, such as PCS, could affect demand for the Company's user/device authentication products and could require the Company to develop modified or alternative user/device authentication products addressing the particular needs of providers of such new services. There can be no assurance that the Company will be successful in modifying or developing its existing or future user/device authentication products in a timely manner, or at all. If the Company is unable, due to resource, technological or other constraints, to adequately anticipate or respond to changing market, customer or technological requirements, the Company's business, financial condition and results of operations will be materially adversely affected. Further, there can be no assurance that products or services developed by others will not render the Company's products and services non-competitive or obsolete. See 'Business -- Operation of Wireless Communications Systems and -- Competition.'


     Limited Product Line; Uncertainty of Market Acceptance. The Company's revenues have been and can be expected to continue to be derived from a limited number of products and services. The Company recently expanded its product line with the introduction of the Blackbird Products. Although the Company believes that the Blackbird Products present significant growth opportunities for its business, there can be no assurance that the Company will derive significant revenues from the commercialization of such technology or any other products. By virtue of the recent signing of certain contracts and letters of intent, the Company commenced the commercial installation of the Blackbird Products in several major cellular markets during the second quarter of 1996 and expects the Blackbird Products to be commercially operational in the second half of 1996. Achieving market acceptance and penetration of the Blackbird Products and the Company's other products and services will require, in addition to enhancing and improving those products and services, increased marketing efforts to effectively compete and increase customer awareness of the Company's products and services. There can be no assurance, however, that the Company's expanded marketing and sales efforts and increased expenditures will result in successful commercialization and increased market penetration of the Company's products and services. See 'Use of Proceeds' and 'Business -- Marketing.'

     Technological Factors; Uncertainty of Product Development; Unproven Technology. The Company's products are currently being utilized by a limited number of customers and there can be no assurance that they will prove to be sufficiently reliable in widespread commercial use. It is common for hardware and software as complex and sophisticated as that incorporated in the Company's products to experience errors or 'bugs' both during development and subsequent to commercial introduction. In particular, the Company has identified certain software and hardware errors in its Blackbird Products and to date corrected some, but not all, of such errors. There can be no assurance that any errors in the Company's existing or future products will be identified, and if identified, corrected. Any such errors could delay commercial introduction of new products and require modifications in products that have already been installed. Remedying such errors has been and may continue to be costly and time consuming. Delays in remedying any such errors could materially adversely affect the Company's competitive position with respect to existing or new technologies and products offered by its competitors. In particular, delays in remedying existing or future errors in the Company's Blackbird Products could materially adversely affect the Company's ability to achieve significant market penetration prior to the possible widespread use of A-Key. In addition, software and hardware warranties are generally included as part of the Company's obligations under its agreements with its customers. To date, the costs to the Company of meeting the Company's warranty obligations relating to its Hotwatch Products have not been substantial. Warranty obligations related to the
Blackbird Products will begin upon customer acceptance of such products. However, to the extent that the software and hardware maintenance fees from its products are not adequate to cover the costs of making any necessary modifications or meeting the Company's warranty obligations, the Company could be required to make significant additional expenditures, which could have a material adverse effect on the Company. The Company is continually seeking to enhance and improve its existing products and services and to develop new products and services, including other application products utilizing the Blackbird and Hotwatch Platforms. Accordingly, the Company remains subject to all of the risks inherent in new product development, including unanticipated technical or other development problems which could result in material delays in product commercialization or significantly increased costs. There can be no assurance that the Company will be able to successfully enhance or improve existing products or develop new products. See 'Business -- Research and Development.'

     Risk of New Hardware Manufacturing Activities. For the most part, the Company's engineering resources are devoted to software design and development. As a result, only a limited number of such resources are used in the design and prototype production of the Company's proprietary hardware. Consequently, the Company utilizes subcontractors for hardware design, engineering, manufacturing and integration of certain proprietary printed circuit boards, radio equipment and other subassemblies which are components of the Company's Blackbird Products. The Company's future success will depend on enhancing and expanding its manufacturing activities with respect to the design and engineering of hardware, improving its inventory control systems, maintaining effective quality control, procuring component parts and maintaining subcontractor relationships. Failure to achieve any of these factors could have a material adverse effect on the Company's business, financial condition and results of operations.

     Ability to Manage Growth. The Company has expanded its operations rapidly, which has created significant demands on the Company's administrative, operational, development and financial personnel and other resources. Additional expansion by the Company may further strain the Company's management, financial and other resources. There can be no assurance that the Company's systems, procedures, controls and existing space will be adequate to support expansion of the Company's operations. The Company's future operating results will depend, among other things, on its ability to manage changing business conditions and to continue to improve its operational and financial control and reporting systems. If the Company's management is unable to manage growth effectively, its business, financial condition and results of operations could be materially adversely affected. See 'Business -- Employees' and 'Management.' The Company's ability to manage growth depends in part upon the Company's ability to attract, train and retain a sufficient number of qualified personnel or independent contractors commensurate with the expanding needs of the Company. An increase in the turnover rate among the Company's employees would increase the Company's recruiting and training costs, and if the Company were unable to recruit and retain a sufficient number of employees or independent contractors, it could be forced to limit its growth or possibly curtail its operations. There can be no assurance that the Company will be successful in attracting, training and retaining the required number of qualified employees or independent contractors to support the Company's business in the future. See 'Business -- Employees.'

     Dependence on Key Personnel. The Company's future success depends in large part on the continued services of its key management, sales, engineering, research and development and operational personnel and on its ability to continue to attract, motivate and retain highly qualified employees and independent contractors in those areas. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting, motivating and retaining key personnel. The inability to hire and retain qualified personnel or the loss of the services of key personnel could have a material adverse effect upon the Company's business, financial condition and results of operations. The Company has entered into employment agreements with, among others, its President and Chief Financial Officer which both expire in December 1996. There can be no assurance that any of these contracts will be renewed. The Company does not maintain any key-man life insurance policies on any of its employees. See 'Business -- Employees' and 'Management.'

     Limited Customer Base; Reliance on Significant Customers. The Company's potential customer base is relatively limited due to the significant concentration of ownership and/or operational control of wireless communication markets. Currently, the Company markets its services and products only to cellular carriers, of which there are 27 in the United States and approximately 150 in international markets. There can be no assurance that any customers, current or future, will maintain business relationships with the Company. See ' -- International Operations.' Revenues attributable to a relatively small number of customers have historically represented and are likely for the foreseeable future to continue to represent a significant percentage, in any given period, of its total revenues. Sales to customers aggregating 10% or more, either individually or combined as affiliates due to common ownership, were concentrated as follows: four customers with sales of 39%, 17%, 16% and 11% during the quarterly period ended March 31, 1996, three customers with sales of 59%, 15% and 12% in 1995, three customers with sales of 54%, 22% and 11% in 1994 and two customers with sales of 56% and 24% in 1993. The aggregate sales to these customers (only one of which has accounted for more than 10% during all periods presented) represented 83%, 86%, 87% and 80% of the Company's total product and service revenues during the three months ended March 31, 1996, and the three years ended December 31, 1995, respectively. There can be no assurance that such customers will continue to maintain business relationships with the Company. The Company has recently signed contracts with new customers which, if successfully implemented and performed, would generate significant revenue. However, the loss of one or more major customers could have a material adverse effect on the Company's business, financial condition and results of operations.

     Competition. The market for the Company's products and services is highly competitive and subject to rapid change. A number of companies currently offer one or more similar products and services offered by the Company. In addition, many wireless communications carriers are providing or can provide, in-house, certain of the Hotwatch Products that the Company offers. Trends in the wireless communications industry, including greater consolidation and technological or other developments that make it simpler or more cost-effective for wireless communications carriers to provide certain services themselves, could affect demand for the Company's products and services and could make it more difficult for the Company to offer a cost-effective alternative to a wireless communications carrier's own capabilities. Current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with whom the Company has a relationship, to increase the visibility and utility of their products and services. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. In addition, the Company anticipates continued growth in the wireless communications industry and, consequently, the entrance of new competitors in the future. An increase in competition could result in price reductions and loss of market share and could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company believes that the principal competitive factors facing the Company in the wireless communications industry include the ability to identify and respond to customer needs, the quality and breadth of products and services, technical expertise and price. To remain competitive, the Company will need to continue to invest in research and development, sales and marketing, customer service, manufacturing activities and administrative systems. There can be no assurance that the Company will have sufficient resources to make such investments or that the Company will be able to make the technological advances necessary to remain competitive. Many of the Company's current and potential competitors have significantly greater financial, marketing, technical and other competitive resources, as well as greater name recognition, than the Company. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the promotion and sale of their products and services. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors. The Company's principal competitors in the service metering field include IBM, I-NET, Inc., GTE Telecommunications Services, Inc., Boston Communications Group, EDS Personal Communications Corporation, Cincinnati Bell Information Systems, Inc., Lightbridge, Inc., Subscriber Computing, Inc., CSC Intellicom, and Systems/Link Corporation. The Company's principal competitors in the user/device authentication field include Corsair Communications, Inc., Coral Systems, Inc. (in connection with a joint venture with Applied Signal Technology), Authentix Network, Inc., and GTE Telecommunications Services, Inc. Two of these competitors, Corsair Communications, Inc. and Coral Systems, Inc. compete directly with the Company's RF-based fingerprinting fraud protection products. The Company believes that Corsair Communications, Inc. has agreements pursuant to which Corsair
Communications, Inc. has installed or will install its RF-based fingerprinting fraud protection product in four major markets. The Company has no knowledge of any such agreements or installations by Coral Systems, Inc. In addition, there are numerous companies, including wireless communications carriers, hardware and software development companies and others, which have or may develop the expertise which would encourage them to attempt to develop and market products (such as A-Key) which could render the Company's products obsolete or less marketable. See 'Business -- Competition.'


     History of Net Losses; Accumulated Deficit. Although the Company had net income of $63,187 for the year ended December 31, 1995 and net income of $1,549,871 for the year ended December 31, 1994, the Company sustained a net loss in each of the preceding years, had a net loss of $2,500,559 for the quarter ended March 31, 1996, and, at March 31, 1996, had an accumulated deficit of $6,126,823. Further, the Company expects to record a loss in the range of $1,250,000 to $1,750,000 for the quarter ending June 30, 1996. In addition, in the event that the Company is not successful in generating sufficient future product revenues, the carrying value of capitalized software development costs, inventories and other assets could be significantly impaired. There can be no assurance that the Company's operations will be profitable in the future. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     International Operations. The Company is in the early stages of marketing its products and services in international markets. In pursuing such opportunities, the Company is and will remain subject to all the risks inherent in international transactions, such as changes in export, import, tariff and other trade regulations, currency exchange rates, foreign tax laws, and other legal, economic, and political conditions. There can be no assurance that changes in any of the foregoing will not have a material adverse effect on the Company's business, financial condition and results of operations. Further, the laws of certain foreign countries do not protect the Company's intellectual property to the same extent as the laws of the United States. See ' -- Proprietary Rights' and 'Business -- Proprietary Rights.' In certain international markets, the Company will need to modify its products or develop new or additional products to adapt to the different wireless technologies or network standards utilized by the carriers in such markets. There can be no assurance that the Company's marketing efforts and technological enhancements will result in successful commercialization or market acceptance or penetration in such international markets. If the Company is unable to adequately anticipate and respond to marketing or technological requirements in the international marketplace, the Company's business, financial condition and results of operation could be materially adversely affected. See 'Business.'

     Potential Fluctuations in Quarterly Performance. The Company has experienced fluctuations in its quarterly operating results and anticipates that such fluctuations will continue and could intensify. The Company's quarterly operating results may vary significantly depending on a number of factors, including the timing of the introduction or acceptance of new products and services offered by the Company, changes in the mix of products and services provided by the Company, long sales cycles, changes in regulations affecting the wireless industry, changes in the Company's operating expenses, uneven revenue streams, and general economic conditions. Revenue recognition for the Company's products is based upon various performance criteria and varies from customer to customer and product to product. Hardware and software delivery and customer acceptance in accordance with contractual definitions are generally the significant factors used in determining revenue recognition. There can be no assurance that the Company's levels of profitability will not vary significantly among quarterly periods or that in future quarterly periods the Company's results of operations will not be below prior results or the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected. See 'Business -- Revenue Generation.'

     Dependence on Third-Party Vendors. The Company has been and will continue to be dependent on third-party vendors for computer equipment, network services, component parts, manufacturing, systems integration and certain software all of which are incorporated in its products and services. While available from multiple sources, the Company currently obtains or licenses certain equipment and software from a limited number of sources. Although the Company believes that there are currently available substitute sources for all such equipment and software, the Company could be required to redesign affected products to accommodate substitutes therefor. In an attempt to ensure satisfactory sources of supply, the Company currently maintains supply and software license arrangements with various suppliers. There can be no assurance, however, that the Company will be able to procure necessary equipment and software on a satisfactory and timely basis. For example, from time to time the electronic computer component parts industry has experienced parts allocation restrictions. Any failure or delay in obtaining necessary equipment, component parts or software, or if necessary, establishing alternative procurement arrangements, could cause delays in product commercialization and could require product redesign or modification. There can be no assurance that the Company could complete any necessary modifications in a timely manner or that modified or redesigned products would maintain current functionality or performance features or could be successfully commercialized. Any inability or delay in establishing necessary procurement arrangements or successfully modifying products could have a material adverse effect on the Company's business, financial condition and results of operations. See 'Business -- Suppliers.'

     Possible Need for Additional Financing. In the event of unanticipated technical or other problems, or if the proceeds of this offering otherwise prove to be insufficient to fund operations, the Company may be required to seek additional financing sooner than currently anticipated or may be required to curtail its activities. There can be no assurance that additional financing will be available on acceptable terms, or at all. See 'Use of Proceeds' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     Proprietary Rights. The Company's success will depend in part on its ability to protect its technology, processes, trade secrets and other proprietary rights from unauthorized disclosure and use and to operate without infringing the proprietary rights of third parties. The Company's strategy is to protect its technology and other proprietary rights through patents, copyrights, trademarks, nondisclosure agreements, license agreements, and other forms of protection. The Company has been active in pursuing patent protection for technology and processes involving its Hotwatch Products and Blackbird Products that it believes to be proprietary and that offer a potential competitive advantage for the Company's products and services. To date, the Company has been granted patents on certain features of the Hotwatch Products and has patents pending for certain features of the Hotwatch Products and Blackbird Products. In addition, the Company has also licensed patents from third parties in an effort to maintain flexibility in the development and use of its technology, including exclusive and non-exclusive rights to use patents in connection with the Blackbird Products. There can be no assurance, however, that any pending or future patent application of the Company or its licensors will result in issuance of a patent, that the scope of protection of any patent of the Company or its licensors will be held valid if subsequently challenged, or that third parties will not claim rights in or ownership of the products and other proprietary rights held by the Company or its licensors. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as the laws of the United States.

     Litigation or regulatory proceedings, which could result in substantial cost and uncertainty to the Company, may also be necessary to enforce patent or other proprietary rights of the Company or to determine the scope and validity of a third party's proprietary rights. Although the Company believes that its technology has been independently developed and that its products do not infringe patents known to be valid or violate other proprietary rights of third parties, it is possible that such infringement of existing or future patents or violation of proprietary rights may occur. There can be no assurance that third parties will not assert infringement claims in the future with respect to the

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
Company's current or future products or that any such claims will not result in litigation or regulatory proceedings or require the Company to modify its products or enter into licensing arrangements, regardless of the merits of such claims. No assurance can be given that any necessary licenses can be obtained in a timely manner, upon commercially reasonable terms, or at all, and no assurance can be given that third parties will not assert infringement claims with respect to any current licensing arrangements. The Company's failure to successfully enforce its proprietary rights or defend against infringement claims brought by third parties could have a material adverse effect upon the Company. In addition, there can be no assurance that the Company will have the resources necessary to successfully defend an infringement claim brought by a third party.

     In addition to the foregoing methods of protection, the Company employs various physical security measures to protect its software source codes, technology and other proprietary rights. However, such measures may not afford complete protection and there can be no assurance that others will not independently develop similar source codes, technology or other proprietary rights or obtain access to the Company's software codes, technology, or other proprietary rights. Furthermore, although the Company has and expects to continue to have internal nondisclosure agreements with its employees and consultants, and license agreements with customers, which contain restrictions on disclosure, use and transfer of proprietary information, there can be no assurance that such arrangements will adequately protect the Company's proprietary rights or that the Company's proprietary rights will not become known to third parties in such a manner that the Company has no practical recourse. See 'Business -- Proprietary Rights.'

     Risk of System Failure or Inadequacy. The Company operates and maintains internal computers and telecommunication equipment for, among other things, monitoring and supporting its products and services, and operating its Real-Time Roaming Fraud Prevention Service. The Company's operations are dependent upon its ability to maintain such equipment and systems in effective working order and to protect them against damage from fire, natural disaster, power loss, telecommunications failure or similar events. Although the Company provides back-up for substantially all of its systems, these measures will not eliminate the risk to the Company's operations from a system failure. In addition to its own systems, the Company relies on certain equipment, systems and services from third parties that are also subject to risks, including risks of system failure. There can be no assurance that the Company's property and business interruption insurance will be adequate to compensate the Company for any losses that may occur in the event of a system failure. Any damage, failure or delay that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, financial condition and results of operations. See ' -- Dependence on Third Party Vendors.'

     Radio Frequency Emission Concerns; Medical Device Interference. Media reports have suggested that certain RF emissions from portable cellular telephones might be linked to various health concerns, including cancer. Concerns over RF emissions may have the effect of discouraging the use of cellular and other wireless communications services, such as PCS, which could have an adverse effect upon the Company's business. The Federal Communications Commissions ('FCC') has a rulemaking proceeding pending to update the guidelines and methods it uses for evaluating RF emissions from radio equipment, including cellular telephones, and the 1996 Telecommunications Act requires the FCC to complete this rulemaking by August 1996. Although PCS handsets operate at lower power than cellular handsets and are therefore likely to comply with proposed new standards, the same concerns about RF emissions could be present with PCS handsets.

     Certain interest groups have requested that the FCC investigate claims that certain wireless technology poses health concerns and causes interference with hearing aids, pacemakers and other medical devices. In addition, the Personal Communications Industry Association announced in July 1995 that it was undertaking an industry-wide study to gather information on possible PCS interference with medical devices for all PCS protocols. There can be no assurance that the findings of such studies will not have a material adverse effect on the Company's business, financial condition and results of operations or that such findings will not lead to government regulation that will have a material adverse effect on the Company's business, financial condition and results of operations.

     Government Regulation and Legal Uncertainties. While, for the most part, the Company's operations are not directly regulated, the wireless carriers that constitute the Company's customers are heavily regulated at both the federal and state levels. Such regulation may inhibit the growth of the wireless telecommunications industry, limit the number of potential customers for the Company's services and impede the Company's ability to offer competitive services to the wireless communications market or otherwise have a material adverse effect on the Company's business, financial condition and results of operations. At the same time, recently enacted federal legislation deregulating the telecommunications industry may cause changes in the industry, including entrance of new competitors or industry consolidation, which could in turn subject the Company to increased pricing pressures, decrease the demand for the Company's services, increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

     No Dividends. To date, the Company has not paid any dividends on the Common Stock and does not expect to declare or pay any dividends on such Common Stock in the foreseeable future. See 'Dividend Policy.'

     Dilution. This offering involves an immediate dilution of $16.41 per share between the pro forma as adjusted net tangible book value per share after the offering and the assumed public offering price of $18.00 per share. See 'Dilution.'

     Outstanding Options. As of March 31, 1996, there were outstanding stock options to purchase an aggregate of 2,713,040 shares of Common Stock at a weighted average exercise price of $5.95 per share (after giving effect to the exercise by the Selling Shareholders of options to acquire 226,000 shares of Common Stock). To the extent that these outstanding stock options are exercised, dilution to the Company's stockholders may occur if the market price or book value of the Common Stock of the Company at the time of exercise is greater than the exercise price of the options. Moreover, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of such outstanding securities can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the outstanding options. See 'Management -- Stock Option Plans.'

     Shares Eligible for Future Sale. Upon completion of this offering, the Company will have outstanding 23,669,748 shares of Common Stock (including 237,280 shares issued for option exercises, from April 1, 1996 to the date of this Prospectus), of which the 1,726,000 shares sold in this offering (1,984,900 shares if the Underwriters' over-allotment option is exercised in full) and the 4,600,000 shares sold in the Company's initial public offering in August 1991 and all other shares will be freely tradeable without restriction or further registration under the Securities Act, except for those shares held by
'affiliates' (as defined in the Securities Act) of the Company. There are no restricted shares currently outstanding. Affiliates are able to sell shares pursuant to Rule 144 ('Rule 144') under the Securities Act, subject to compliance with certain requirements set forth in Rule 144. In addition, 5,400,000 shares of Common Stock are authorized under the Company's 1991 Qualified Stock Option Plan, 1991 Non-Qualified Stock Option Plan, as amended, 1993 Non-Employee Directors Stock Option Plan and 1996 Stock Option Plan. Of these shares, 2,176,160 shares are issuable upon the exercise of outstanding stock options granted by the Company, of which options to purchase 513,100 shares are currently exercisable (assuming the exercise by certain Selling Stockholders of options to purchase 76,000 shares of Common Stock). Registration statements on Form S-8 have been filed with the Securities and Exchange Commission (the 'Commission') registering all of the shares of Common Stock that may be issued under these plans, other than the 1996 Stock Option Plan, and registering 600,000 shares of Common Stock issued to Robert Dahut which were not issued in connection with any stock option plan of the Company. Of these shares, 390,000 are issuable upon exercise of certain options to purchase shares of Common Stock (which are in addition to the 150,000 shares being sold by Mr. Dahut in connection with this Prospectus and which include 30,000 options currently exercisable by Mr. Dahut. The Company and each of its executive officers and directors have agreed with the Underwriters, subject to limited exceptions, not to offer, sell, pledge, contract to sell, grant any other option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for, or warrants, rights or options to acquire shares of Common Stock, for a period of 180 days from the date of this Prospectus without the prior written consent of the Representative. The Company estimates that 540,434 shares of outstanding Common Stock and 838,820 shares of Common

Stock that are issuable upon the exercise of outstanding options will be subject to such agreements. No new options will be granted under either the Company's 1991 Non-Qualified Stock Option Plan, or under the Company's 1991 Qualified Stock Option Plan. Sales of substantial amounts of shares of Common Stock in the public market, or the availability of such shares for future sale, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise additional capital through an offering of its equity securities. See 'Shares Eligible for Future Sale' and 'Underwriting.'

     Possible Volatility of Stock Price. The market price of the Common Stock could be subject to significant fluctuations in response to variations in financial results or announcements of material events by the Company or its competitors. Regulatory changes or changes in the general condition of the economy or the financial markets could also adversely affect the market price of the Common Stock. See 'Price Range of Common Stock.'

     Anti-Takeover Provisions. The Certificate of Incorporation and By-laws of the Company contain various provisions which may have the effect of discouraging, delaying or preventing future changes of control or takeover attempts, which the Company's stockholders may deem to be in their best interests, and perpetuating the Company's existing management. Among other things, such provisions: (i) provide the Board of Directors with broad discretion to issue serial preferred stock; (ii) provide for three-year terms for the directors of the Company and the election of such directors on a staggered basis; (iii) prohibit repurchases by the Company from a stockholder owning 5% or more or the Company's voting securities (other than those stockholders meeting such description as of May 30, 1991) who have held their securities for less than two years, unless approved by a majority of the disinterested stockholders; and (iv) require the approval of two-thirds of all shares eligible to vote for any proposed amendment to the Certificate of Incorporation or By-laws that seeks to modify or remove the foregoing provisions. In addition, in certain circumstances, Delaware law requires the approval of two-thirds of all shares eligible to vote for certain business combinations involving a stockholder owning 15% or more of the Company's voting securities (other than stockholders currently meeting such description), excluding the voting power held by such stockholder. The existence of all of the above provisions may have the effect of discouraging, delaying or preventing a future change of control or takeover attempt of the Company, which could have an adverse effect on the market price of the Common Stock. See 'Description of Capital Stock -- Anti-Takeover Provisions.'

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of 1,500,000 shares offered hereby by the Company (after deducting underwriting discounts and commissions and estimated expenses payable by the Company), are estimated to be approximately $25,080,000 (or approximately $28,887,000 if the Underwriter's over-allotment option is exercised in full pro rata between the Company and the Selling Shareholders).

     The Company intends to use the net proceeds of the offering to finance (i) research and development to enhance the Company's existing technologies and develop new technologies; (ii) expansion of sales and marketing activities including the establishment of international marketing, sales and distribution operations; (iii) expansion of customer support capabilities; (iv) enhancement and expansion of the Company's manufacturing activities; (v) provision of lease financing to certain of the Company's customers; (vi) possible acquisitions of complementary technologies and businesses; and (vii) expansion of working capital and general corporate purposes. While from time to time the Company evaluates potential acquisitions of businesses, products or technologies, and anticipates continuing to make such evaluations, the Company has no present understandings, commitments or agreements with respect to any acquisition of other technologies or businesses. Pending such uses of funds, the proceeds will be invested in short-term, investment grade, interest-bearing securities. Since a significant portion of the net proceeds will be used for general corporate purposes, the Board of Directors and management of the Company will have significant flexibility in applying the net proceeds of this offering.

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                                    DILUTION

     At  March  31,  1996,  the  Company  had  a  net  tangible  book  value  of approximately $.51 per share of Common Stock based on 21,706,468 shares of Common Stock outstanding. Net tangible book value per share of Common Stock represents the total amount of tangible assets of the Company less the total amount of its liabilities, divided by the number of Common Shares outstanding. Tangible assets are defined as the assets of the Company excluding intangible assets (consisting of capitalized software development costs). Dilution per share represents the difference between the price per share of Common Stock to be paid by investors in the offering and the pro forma net tangible book value per share of Common Stock immediately after the offering. After giving effect to
(i) the sale of 1,500,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom, which are estimated to be in the aggregate approximately $25,080,000 (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and (ii) the exercise of options by the Selling Shareholders to purchase 226,000 shares of Common Stock and the application of the proceeds in the amount of $1,121,000 from the exercise of such stock options, the net tangible book value of the Company at March 31, 1996 would have been $37,297,763 or $1.59 per share. This represents an immediate increase in the net tangible book value of $1.03 per share to existing shareholders and an immediate dilution of $16.41 per share to new investors. The following table illustrates this per share dilution at March 31, 1996:

Assumed public offering price(1)......................................................            $18.00
                                                                                                  ------
     Net tangible book value per share of Common Stock at March 31, 1996..............   $ .51
                                                                                         -----
     Increase per share of Common Stock attributable to new investors.................    1.08
                                                                                         -----
Pro forma net tangible book value per share after the offering(2)(3)(4)...............              1.59
                                                                                                  ------
Dilution per share of Common Stock to new investors(3)................................            $16.41
                                                                                                  ------
                                                                                                  ------

 ------------

(1) Before  deducting  underwriting  discounts  and  commissions  and   offering
    expenses payable by the Company.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

(2) Based on the number of shares of Common Stock outstanding at March 31, 1996 giving effect to the issuance of 226,000 shares of Common Stock upon the exercise of options by the Selling Shareholders. Excludes 2,713,040 shares of Common Stock issuable upon the exercise of other stock options outstanding at March 31, 1996, of which 237,280 shares of Common Stock were issued upon the exercise of stock options since March 31, 1996 through the date of this Prospectus. Also excludes 160,000 shares of Common Stock issuable upon exercise of options granted since March 31, 1996. See 'Risk Factors -- Dilution,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources,' 'Management -- Stock Option Plans,' and 'Underwriting.'

(3) Assuming all outstanding options were exercised, the net tangible book value at March 31, 1996 would have been $55,073,763 or $2.11 per share of Common Stock and the dilution per share of Common Stock to new investors would be $15.89 per share of Common Stock.

(4) After deducting underwriting discounts and commissions of approximately $1,620,000 and offering expenses of approximately $300,000 payable by the Company.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been included in the Nasdaq National Market since February 3, 1994 and prior thereto on the Nasdaq Small-Cap Market under the symbol 'CTSC' The following table sets forth for the periods indicated the high and low sales prices for the Common Stock as reported by the Nasdaq National Market and has been adjusted to give retroactive effect to a 2 for 1 split of the Company's Common Stock effected in February 1994 and a 2 for 1 split effected in June 1996:

                                                                                         HIGH      LOW
                                                                                        ------    ------

Fiscal 1994
     First Quarter...................................................................   $12.38    $ 6.06
     Second Quarter..................................................................     9.25      4.13
     Third Quarter...................................................................     7.25      5.00
     Fourth Quarter..................................................................     8.38      5.50
Fiscal 1995
     First Quarter...................................................................     9.25      6.50
     Second Quarter..................................................................    15.38      7.75
     Third Quarter...................................................................    15.50      9.63
     Fourth Quarter..................................................................    12.25      7.50
Fiscal 1996
     First Quarter...................................................................    15.25     10.56
     Second Quarter..................................................................    20.13     13.50

     On July 1, 1996, the last reported sales price of the Common Stock on the Nasdaq National Market was $18.25 per share. As of June 14, 1996, there were 177 holders of record and the Company believes its Common Stock is beneficially owned by in excess of 5,000 holders.

                                DIVIDEND POLICY

     The Company has not declared or paid dividends on the Common Stock since its inception and does not intend to declare or pay any dividends to its shareholders in the foreseeable future.

     The Company currently intends to reinvest earnings, if any, in the development and expansion of its business. The declaration of dividends in the future will be at the election of the Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, general economic conditions and other relevant factors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1996, and its capitalization at March 31, 1996, as adjusted to give effect to (i) the sale of 1,500,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom, which are estimated to be in the aggregate approximately $25,080,000 (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and (ii) the exercise of options by the Selling Shareholders to purchase 226,000 shares of Common Stock and the application of the proceeds in the amount of $1,121,000 from the exercise of such stock options. See 'Use of Proceeds,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                              MARCH 31, 1996
                                                                                         -------------------------
                                                                                         ACTUAL     AS ADJUSTED(2)
                                                                                         -------    --------------
                                                                                              (IN THOUSANDS)

Stockholder's equity:
     Preferred stock -- $.01 par value, authorized -- 5,000,000 shares, none issued...   $     0       $      0
     Common Stock -- $.001 par value, authorized -- 30,000,000 shares, issued and
      outstanding -- 21,706,468 shares; as adjusted -- 23,432,468 shares(1)...........        22             23
     Additional paid-in capital.......................................................    20,702         46,902
     Retained deficit.................................................................    (6,127)        (6,127)
                                                                                         -------    --------------
       Total Stockholders' equity.....................................................    14,597         40,798
                                                                                         -------    --------------
          Total capitalization........................................................   $14,597       $ 40,798
                                                                                         -------    --------------
                                                                                         -------    --------------

- ------------

(1) Based on the number of shares of Common Stock outstanding at March 31, 1996. Includes 226,000 shares of Common Stock issuable upon the exercise of options by the Selling Shareholders. Excludes 2,713,040 shares of Common Stock issuable upon the exercise of other stock options outstanding at March 31, 1996, of which 237,280 shares of Common Stock were issued upon the exercise of stock options since March 31, 1996 through the date of this
    Prospectus. Also excludes 160,000 shares of Common Stock issuable upon exercise of options granted since March 31, 1996. See 'Principal Shareholders.'

(2) Based upon an assumed offering price of $18.00 per share of Common Stock.

                            SELECTED FINANCIAL DATA

     The following selected financial data for the five years ended December 31, 1995, are derived from the financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The financial statements of the Company for the three years ended December 31, 1995 are included elsewhere herein. The financial data for the three month periods ended March 31, 1995 and 1996 are derived from unaudited financial statements, included elsewhere herein. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the operating results for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data should be read in conjunction with the financial statements, related notes, and other financial information included herein.

                                                                                                         THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                                   MARCH 31,
                             --------------------------------------------------------------------    --------------------------
                              1991(3)         1992          1993          1994           1995           1995           1996
                             ----------    ----------    ----------    -----------    -----------    -----------    -----------
                                       (IN DOLLARS EXCEPT WEIGHTED SHARES OUTSTANDING)
Statement of Operations
  Data:
Revenues..................   $2,417,536    $4,978,050    $5,267,685    $10,012,080    $12,584,836    $ 3,468,564    $   842,279
Gross Research &
  Development
  Expenditures(1).........    1,407,000     2,183,000     2,019,000      4,021,000      5,724,000      1,215,000      1,397,000
Net Income (Loss).........     (986,876)   (1,542,424)   (1,206,335)     1,549,871         63,187        243,127     (2,500,559)
Net Income (Loss) Per
  Share(2)................        (0.13)        (0.10)        (0.07)          0.08           0.00           0.01          (0.12)
Cash Dividends Declared...            0             0             0              0              0              0              0
Weighted Average Shares
  Outstanding.............    7,322,192    15,687,280    17,363,680     20,297,326     22,026,150     22,158,686     21,608,900

                                                                                                           MARCH 31, 1996
                                                         DECEMBER 31,                                --------------------------
                             --------------------------------------------------------------------                       AS
                                1991          1992          1993          1994           1995          ACTUAL       ADJUSTED(4)
                             ----------    ----------    ----------    -----------    -----------    -----------    -----------
Balance Sheet Data:
Working Capital...........   $3,865,235    $7,182,375    $6,577,988    $ 9,783,021    $11,093,831    $ 8,839,554    $35,040,554
Cash......................    3,626,211     6,445,271     5,157,541      9,041,985      9,448,255      5,720,399     31,921,399
Capitalized Software
  Development Costs.......      945,322     1,238,035     1,431,370      2,605,835      3,346,748      3,500,605      3,500,605
Total Assets..............    6,648,443    10,056,343     9,863,431     15,476,720     18,370,645     16,031,129     42,232,129
Long Term Obligations.....            0             0             0              0              0              0              0
Total Stockholders'
  Equity..................    5,641,293     9,456,920     9,052,301     13,725,771     16,733,211     14,597,368     40,798,368

- ------------

(1) Gross research and development expenditures presented in the Statement of Operations Data are higher than research and development costs and expenses disclosed in the Statements of Operations for the respective periods due to the inclusion of capitalized software development costs and design and development services costs which are disclosed elsewhere in the financial statements. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2) Per common share amounts and weighted average shares outstanding have been retroactively adjusted to give effect to the two for one stock split in February 1994 and the two for one stock split in June 1996. See Notes I and J of Notes to Financial Statements.

(3) The Company was incorporated in Delaware in August 1988 under the name Ventures as a majority-owned subsidiary of Nationwide. In September 1988, Ventures formed the Partnership as equal partners with NYNEX. In May 1991, Ventures changed its name to Cellular Technical Services Company, Inc. In August 1991 the Company exercised an option to purchase the interest in the Partnership owned by NYNEX and consummated the initial public offering of its securities. The Statement of Operations Data for the year ended December 31, 1991 combines the results of operations of the Partnership with those of the Company in order to provide a more meaningful comparison between the periods presented. The net loss for the period has been reduced by $254,000, representing the partner's interest in the net loss for the period commencing January 1, 1991 and ending August 12, 1991.

(4) Adjusted to reflect (i) the sale by the Company of the shares of Common Stock offered hereby (based on an assumed offering price of $18.00 per share) and the application of the net proceeds therefrom and (ii) the Company's receipt of the proceeds from the exercise by the Selling Shareholders of options to acquire 226,000 shares of Common Stock. See 'Capitalization.'

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company's revenues to date have been primarily derived from the Company's Hotwatch Products and phone rental products (the latter of which are no longer being marketed by the Company). To address the wireless communications industry's increasing need for a product to more effectively combat cloning fraud, which has become a major industry problem, the Company has developed the Blackbird Products. The Company engineered the Blackbird Platform with an open architecture design to allow the Company and others to develop application products which could run on or exchange information with the Blackbird Platform.

     In 1995, the Company began conducting trials for the purpose of testing and evaluating its Blackbird Products. These trials recently resulted in the signing of contracts with AirTouch and BANM, for installation of the Blackbird Products in over 1,000 cell sites, subject to the Blackbird Products compliance with contractual performance requirements.

     The Company sustained a loss of $2,550,559 during the three months ended March 31, 1996, and expects to record a loss in the range of $1,250,000 to $1,750,000 for the quarter ending June 30, 1996. Although the Company anticipates that it will begin to recognize revenues from AirTouch and BANM for the Blackbird Products during the second half of 1996, it cannot predict the actual timing or amount of such revenues. Moreover, the Company expects increases in its costs and expenses during such period and in the future due to increased research and development, sales and marketing activities and expansion of customer support capabilities.

     As the Company expands its domestic and international marketing efforts, and as the wireless communications industry expands beyond cellular telephony to include other wireless communication services, the Company believes that it will be able to diversify its revenue and customer base. The Company's success in exploiting these expanded markets and in achieving profitability will depend, among other things, on its ability to make its existing and future technology commercially acceptable, deal successfully with rapid changes in the wireless communications industry (including the anticipated growth of digital services) and enhance and expand its manufacturing activities. See 'Risk Factors' and 'Business.'

     The following discussion and analysis should be read in conjunction with the Company's financial statements and notes thereto and other financial information included elsewhere in this Prospectus.

     The following table presents the Company's Statement of Operations for the three years ended December 31, 1993, 1994 and 1995, and for the quarters ended March 31, 1995 and 1996.

                                                                                                     THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                     MARCH 31,
                                                    -----------------------------------------    --------------------------
                                                       1993           1994           1995           1995           1996
                                                    -----------    -----------    -----------    -----------    -----------
REVENUES
    License and service fees.....................   $ 3,875,353    $ 8,691,036    $10,944,788    $ 2,736,768    $   645,622
    Equipment sales..............................     1,215,738      1,040,863      1,164,536        612,812         89,164
    Interest income..............................       176,594        280,181        475,512        118,984        107,493
                                                    -----------    -----------    -----------    -----------    -----------
    Total revenues...............................     5,267,685     10,012,080     12,584,836      3,468,564        842,279
COSTS AND EXPENSES
    Cost of license and service fees.............     1,574,521      2,619,435      3,330,801        922,539        785,200
    Cost of equipment sales......................     1,329,276      1,112,254      1,485,952        611,731        278,405
    Sales and marketing..........................       738,068        789,578      2,141,853        507,607        822,873
    General and administrative...................     1,563,794      2,269,170      2,115,991        601,783        510,611
    Research and development.....................     1,268,361      1,661,772      3,445,052        576,777        945,749
                                                    -----------    -----------    -----------    -----------    -----------
Total costs and expenses.........................     6,474,020      8,452,209     12,519,649      3,220,437      3,342,838
                                                    -----------    -----------    -----------    -----------    -----------
INCOME (LOSS) BEFORE INCOME TAXES................    (1,206,335)     1,559,871         65,187        248,127     (2,500,559)
PROVISION FOR INCOME TAXES.......................             0         10,000          2,000          5,000              0
                                                    -----------    -----------    -----------    -----------    -----------
NET INCOME (LOSS)................................   $(1,206,335)   $ 1,549,871    $    63,187    $   243,127    $(2,500,559)
                                                    -----------    -----------    -----------    -----------    -----------
                                                    -----------    -----------    -----------    -----------    -----------
NET INCOME (LOSS) PER SHARE......................        $(0.07)         $0.08          $0.00          $0.01         $(0.12)
                                                    -----------    -----------    -----------    -----------    -----------
                                                    -----------    -----------    -----------    -----------    -----------
WEIGHTED AVERAGE SHARES OUTSTANDING..............    17,363,680     20,297,326     22,026,150     22,158,686     21,608,900
                                                    -----------    -----------    -----------    -----------    -----------
                                                    -----------    -----------    -----------    -----------    -----------

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

     Total revenues decreased 76% to $842,279 for the three months ended March 31, 1996, from $3,468,564 for the three months ended March 31, 1995, and the Company had a net loss of $2,500,559, or $.12 per share, compared to net income of $243,127, or $.01 per share, for the three months ended March 31, 1995. This decline in operating results was primarily attributable to: (i) long sales cycles, (ii) uneven contract revenue streams from the Hotwatch Platform and related application products ('Hotwatch Products'), and (iii) increased efforts and expenditures in both sales and marketing and research and development of the Blackbird Products.

     License and service fees were derived from the Company's Hotwatch Products and phone rental products. Such revenues decreased 76% to $645,622 for the three months ended March 31, 1996, from $2,736,768 for the three months ended March 31, 1995.

     License and service fees for the Company's Hotwatch Products were derived principally from agreements with four customers. These agreements are the AWS Axys agreements and the AWS Hotwatch Products agreement (collectively, the 'AWS Agreements') between the Company and AT&T Wireless Services, Inc. ('AWS'), a license agreement ('LIN/ACC Agreement') between the Company and collectively LIN Broadcasting Company ('LIN') and American Cellular Communications ('ACC'), subsidiaries of AWS and BellSouth Cellular, respectively, and license agreements with 360[d]Communications Company (formerly Sprint Cellular Company) ('360[d] CC') and Ameritech Mobile Communications, Inc. ('Ameritech'). License and service fees from the Company's Hotwatch Products decreased 80% to $508,000 for the three months ended March 31, 1996, from $2,511,000 for the three months ended March 31, 1995. Such revenues under the AWS Agreements totaled $90,000 and $1,820,000 for the three months ended March 31, 1996, and March 31, 1995, respectively. This decrease was due primarily to completion of various phases of these contracts during the three months ended March 31, 1995 that included large non-recurring license, service and implementation fees. License and service fees under the LIN/ACC Agreement continued their expected decline as they decreased 24% to $292,000 for the three months ended March 31, 1996, from $385,000 for the three months ended March 31, 1995. Recurring license and service fees from this agreement are expected to be minimal once products under the AWS Agreements are deployed and as AWS installs its internally-developed fraud management system in some or all of the LIN/ACC markets covered under the agreement. Other Hotwatch license and service revenues decreased 59% to $126,000 from $306,000 principally as a result of non-recurring license fees during the three months ended March 31, 1995, associated with the installation of software called for in the Company's 1994 license agreement with 360[d] CC.

     License and service fees from the Company's phone rental products decreased 38% to $147,000 for the three months ended March 31, 1996, from $237,000 for the three months ended March 31, 1995. Marketing and further deployment of these products ceased in early 1995 as a result of the Company's decision to exit the phone rental market. This decision was prompted by the Company's evaluation of the long term prospects of this market as anticipated growth had been lower than previously expected. Revenues during the remainder of 1996 are expected to be minimal and reflect the wind down of the phone rental operations.

     Equipment sales, which primarily consist of the sale of computer systems (which are generally non-recurring) and various peripheral and hardware components, decreased 85% to $89,164 for the three months ended March 31, 1996, from $612,812 for the three months ended March 31, 1995. Revenues for the three months ended March 31, 1995, were derived primarily from equipment sales associated with the AWS, 360[d] CC and Ameritech agreements.

     Interest income decreased 10% to $107,493 for the three months ended March 31, 1996 from $118,984. The decrease was attributable to lower average cash balances invested at lower average interest rates for the three months ended March 31, 1996 as compared to the three months ended March 31, 1995.

     Cost of license and service fees includes (i) the customer service and engineering support costs that are directly associated with supporting software license and service fee revenues, (ii) the amortization of software development costs, and (iii) the costs associated with the design and development of custom programming and related services. Cost of license and service fees decreased 15% to $785,200 for the three months ended March 31, 1996, from $922,539 for the three months ended March 31, 1995. The decrease was principally attributable to $250,000 of non-recurring design and development costs associated with service revenues under the AWS agreements recorded during the three months ended March 31, 1995, which decrease was partially offset by (a) a 16% increase to $279,972 for the three months ended March 31, 1996, from $241,775 for the three months ended March 31, 1995, in amortization of software development costs primarily attributable to the 1995 release of the first phase of the Blackbird Products for which no license revenues were received, and (b) a 34% increase to $390,000 for the three months ended March 31, 1996, from $291,000 for the three months ended March 31, 1995, for personnel and overhead related costs incurred in supporting anticipated growth in new customers and products during the three months ended March 31, 1996.

     Cost of equipment sales decreased 54% to $278,405 for the three months ended March 31, 1996, from $611,731 for the three months ended March 31, 1995. Cost of equipment sales, which includes purchased hardware, allocated installation costs, and, more recently, manufacturing overhead costs, has historically exceeded the related revenues from equipment sales. Amounts recorded for the three months ended March 31, 1995, included the costs of purchased hardware associated with the AWS, 360[d] CC and Ameritech equipment sales. The costs to sales ratio increased to 312% for the three months ended March 31, 1996 from 100% for the three months ended March 31, 1995. The negative margins were primarily attributable to fixed engineering, installation overhead, and manufacturing overhead costs that were not recovered from equipment sales, and, for the three months ended March 31, 1996, included overhead-related costs associated with the Blackbird Products which are being deployed under both sales contracts and trial agreements for testing and evaluation in several markets and for which no revenues were recorded.

     Sales and marketing expenses increased 62% to $822,873 for the three months ended March 31, 1996 from $507,607 for the three months ended March 31, 1995 as a result of increased personnel and related costs incurred in connection with the Company's increased efforts to generate demand for the Company's products. The Company's first quarter activities generally included its largest expenditures for trade shows and related events.

     General and administrative expenses decreased 15% to $510,611 for the three months ended March 31, 1996, from $601,783 for the three months ended March 31, 1995. This decrease was primarily the result of reduced management fees paid to Nationwide under the four-year management services agreement between the Company and Nationwide that expired in August 1995.

     Research and development costs increased 64% to $945,749 for the three months ended March 31, 1996 from $576,777 for the three months ended March 31, 1995 primarily due to the continued and expanded investment in the Blackbird Products. Software development costs of $433,829 and $413,857 were capitalized during the three months ended March 31, 1996 and the three months ended March 31, 1995, respectively, and related primarily to the development of the Blackbird Products. In addition, expenditures of $224,000 related primarily to billable design and development services under the AWS Agreements were expensed as costs of services for the three months ended March 31, 1995. Such expenses for the three months ended March 31, 1996, were minimal. Including capitalized software development and contract design and development costs, the Company incurred gross research and development expenditures of $1,397,000 for the three months ended March 31, 1996, which represented a 15% increase over the three months ended March 31, 1995. This increase is primarily the result of additional expenditures for personnel related costs for development of the Blackbird Products, and for legal fees expended to protect the Company's intellectual property.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Total revenues increased 26% to $12,584,836 in 1995 from $10,012,080 in 1994 and the Company had net income of $63,187 compared to $1,549,871 in 1994. The decrease in net income for 1995 was primarily due to acceleration of efforts and expenses associated with both research and development, and marketing and sales of the Blackbird Products.

     License and service fees were derived primarily from the Company's Hotwatch and phone rental products. In addition, the Company derived limited service fee revenues from a trial related to its Blackbird Products. Such license and service fees increased 26% to $10,944,788 in 1995 from $8,691,036 in 1994.
License and service revenues for the Hotwatch Products are principally derived from agreements with the four customers described above.

     License and service fees from the Hotwatch Products increased 20% to $9,490,000 in 1995 from $7,920,000 in 1994. License and service fees under the AWS Agreements totaled $6,666,000 in 1995 and $5,066,000 in 1994. License and service fees under the LIN/ACC Agreement continued their expected decline as they decreased 24% to $1,473,000 in 1995 from $1,947,000 in 1994. Other Hotwatch license and service fees increased 49% to $1,351,000 from $907,000 in 1994 principally as a result of 1995 license and service fees associated with the Company's agreements with 360[d] CC.

     License and service fees from the Company's phone rental products increased 11% to $1,017,000 in 1995 from $917,000 in 1994. The increased revenues in 1995 resulted principally from fees received for a source code license and for early termination of the Company's agreement with its largest phone rental product customer.

     Equipment sales, which primarily consist of the sale of computer systems (which are generally non-recurring) and various peripheral and hardware components, increased 12% to $1,164,536 from $1,040,863 in 1994. Revenues during 1995 were primarily derived from equipment sales associated with the AWS, 360[d] CC and Ameritech agreements.

     Interest income increased 70% to $475,512 in 1995 from $280,181 in 1994, and is attributable to higher average cash balances invested at higher average interest rates during 1995 as compared to 1994.

     Cost of license and service fees included (i) the customer service and engineering support costs that are directly associated with supporting software license and service fee revenues, (ii) the amortization of software development costs, and (iii) the costs associated with the design and development of custom programming and related services. Cost of license and service fees increased 27% to $3,330,801 in 1995 from $2,619,435 in 1994. The increase was principally attributable to (i) a 79% increase to $984,977 in 1995 from $550,257 in 1994 in amortization of software development costs substantially attributable to the release of the first phase of the Blackbird Products in 1995 for which there were no license revenues received, and (ii) a 25% increase to $1,793,000 in 1995 from $1,434,000 in 1994 for personnel and overhead related costs incurred in supporting new customers and installed products. A 13% decrease to $553,000 from $635,000 of design and development costs related primarily to the AWS Axys service revenues partially offset these increases.

     Cost of equipment sales increased 34% to $1,485,952 in 1995 from $1,112,254 in 1994. Cost of equipment sales, which includes purchased hardware and allocated engineering and installation costs, has historically exceeded the related revenues from equipment sales. The cost to sales ratio increased to 128% in 1995 from 107% in 1994. The negative margins were primarily attributable to fixed engineering and installation overhead costs that were not recovered from equipment sales, and, in 1995, include costs associated with installing hardware components of the Blackbird Products which had been deployed for testing and evaluation in several markets and for which no revenues were recorded.

     Sales and marketing expenses increased 171% to $2,141,853 in 1995 from $789,578 in 1994 as a result of increased personnel and related costs incurred in connection with the Company's expansion efforts to generate demand for the Company's products and, to a lesser extent, sales incentive compensation attributable to certain contracts.

     General and administrative expenses decreased 7% to $2,115,991 in 1995 from $2,269,170 in 1994. This decrease was primarily the result of 1994 expenditures associated with hiring and relocation of the Company's President, 1994 management incentive bonuses that were non-recurring during 1995, and reduced management fees paid to Nationwide under the four-year management services agreement between the Company and Nationwide that expired in August 1995.

     Research and development costs increased 107% to $3,445,052 in 1995 from $1,661,772 in 1994. Software development costs of $1,725,890 and $1,724,722 were capitalized during 1995 and 1994, respectively, and related primarily to the development of the Blackbird Products in both years and to development in 1994 of the Accountlink'tm' product ('Accountlink') which provides a pre-paid based solution for real-time credit limit monitoring. In addition, costs of $553,000 and $635,000 related primarily to design and development services under the AWS Agreements were expensed in 1995 and 1994, respectively, as costs of services. Including the $1,725,890 of capitalized software development costs and the $553,000 of contract design and development services costs, the Company incurred gross research and development expenditures of $5,724,000 in 1995 which represents a 42% increase over 1994. This increase was primarily the result of additional expenditures for personnel related costs, outside consulting services and prototype hardware expenditures for development of the Blackbird Products.

     The $2,000 provision for income taxes in 1995 reflected partial utilization of the Company's net operating loss carry forward while providing for the Company's estimate of alternative minimum taxes.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Total revenues increased 90% to $10,012,080 in 1994 from $5,267,685 in 1993 and the Company had net income of $1,549,871, compared to a net loss of $1,206,335 in 1993. The signing of the AWS Agreements, and the 360[d] CC and Ameritech agreements during 1994 contributed greatly to the improved financial performance.

     License and service fees were derived primarily from the Hotwatch Products. Such license and service fees increased 152% to $7,920,000 in 1994 from $3,142,000 in 1993. License and service fees under the AWS Agreements totaled $5,066,000 in 1994. License and service fees under the LIN/ACC Agreement decreased 31% to $1,947,000 in 1994 from $2,842,000 in 1993 as a result of the renegotiation of the contract in 1993 and 1994 and cancellation of licenses in the LIN New York market effective July 31, 1994. Other Hotwatch license and service fees increased to $907,000 from $300,000 in 1993 principally as a result of 1994 license and service fees associated with the Ameritech and 360[d] CC contracts.

     License and service fees from the Company's phone rental products increased 21% to $917,000 in 1994 from $758,000 in 1993 primarily due to the continued deployment of the Company's in-car rental products to the rental car agency market.

     Equipment sales decreased 14% to $1,040,863 in 1994 from $1,215,738 in 1993. The decrease was primarily due to reduced shipments of the Company's in-car credit card phone modules that were deployed in the rental car agency market.

     Interest income increased 59% to $280,181 in 1994 from $176,594 in 1993, and was attributable to higher average cash balances invested at higher average interest rates during 1994 as compared to 1993.

     Cost of license and service fees increased 66% to $2,619,435 in 1994 from $1,574,521 in 1993. The increase was principally attributed to; (i) a 41%
increase to $1,434,000 in 1994 from $1,018,000 in 1993 for personnel and overhead related costs incurred in supporting new customers and products and
(ii) $635,000 of 1994 design and development costs associated with the AWS Axys service revenues.

     Cost of equipment sales decreased 16% to $1,112,254 in 1994 from $1,329,276 in 1993 commensurate with the equipment sales decline. The cost-to-sales ratio decreased to 107% in 1994 from 109% in 1993. The improvement was attributable to improved pricing practices and balancing of the Company's engineering and installation resources.

     Sales and marketing expenses increased 7% to $789,578 in 1994 from $738,068 in 1993. The increase was attributed to variable expenses related to the increased sales in 1994 and to the Company's expansion efforts to generate and meet market demand for the purchase and licensing of the Company's products.

     General and administrative expenses increased 45% to $2,269,170 in 1994 from $1,563,794 in 1993. This increase was primarily the result of costs associated with the hiring, relocation and compensation of the Company's new President, management incentive bonuses and to a lesser degree, legal and accounting costs associated with purchase and license agreements with several cellular carriers.

     Research and development costs increased 31% to $1,661,772 in 1994 from $1,268,361 in 1993. Software development costs of $1,724,722 and $750,277 were capitalized during 1994 and 1993, respectively, and relate primarily to the development of the Blackbird Platform, PreTect and

Accountlink products in 1994 and the enhancement of its Hotwatch and phone rental products in 1993. In addition, costs of $635,000 related to design and development services under the AWS Billing Agreements were expensed in 1994 as costs of services. Including the $1,724,722 of capitalized software development costs and the $635,000 of contract services costs, the Company incurred gross research and development expenditures of $4,021,000 in 1994 which represents a 99% increase over 1993. This increase is principally attributable to additional expenditures for personnel related costs and outside consulting services for development of the Blackbird and Accountlink products and the recurring costs associated with the AWS Axys project.

     The   $10,000  provision  for  income   taxes  in  1994  reflected  partial
utilization of the Company's net operating loss carryforward while providing for the Company's estimate of alternative minimum taxes.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's capital requirements have consisted primarily of financing software development, property and equipment requirements, working capital and funding the Company's operating losses. The Company has historically funded these capital requirements through the issuance of Common Stock (including proceeds from the exercise of warrants and options) and from operating profits generated in certain periods. On March 31, 1996, the Company's cash balance was $5,720,399 as compared to $9,448,255 on December 31, 1995, and $9,041,985 at
December 31, 1994. The Company's working capital decreased to $8,839,554 at March 31, 1996, from $11,093,831 at December 31, 1995, which represented an increase from $9,783,021 at December 31, 1994.

     Cash used by operating activities amounted to $3,513,515 for the three months ended March 31, 1996, as compared to $1,010,710 during the same period in 1995. This increased utilization of cash reflects the loss for the three months ended March 31, 1996, as compared to a profit in the corresponding 1995 period, with the 1996 results being partially offset by increased depreciation and amortization and the changes in the balances of operating assets and liabilities. Cash provided by operating activities amounted to $753,379 and $3,213,257 in 1995 and 1994, respectively, as compared to cash used by operating activities in the amount of $866,674 during 1993. The improved cash flow during the 1995 and 1994 periods was primarily attributable to having achieved profitability, as compared to a net loss during 1993, the positive impact of depreciation and amortization, and to changes in the balances of operating assets and liabilities. The Company continues to increase its proprietary Blackbird hardware inventory to meet anticipated sales demand for Blackbird Products during 1996. Additional inventory at March 31, 1996, in an amount exceeding $2,000,000, was on order and was expected to be funded by customer payments under existing and future contracts, cash generated from operating activities and/or from cash balances. At March 31, 1996, approximately $600,000 in deposits was prepaid to vendors by the Company for these inventory orders. The Company does not currently expect its operating activities to provide consistent positive cash flow on a quarter-to-quarter basis as long sales cycles and staggered sales contract payments cause uneven cash flow streams.

     Cash utilized by investing activities totaled $579,057 and $1,011,061 during the three months ended March 31, 1996, and March 31, 1995, respectively. Investing activities utilized $3,291,362, $2,452,412 and $1,189,772 during the years ended December 31, 1995, 1994 and 1993, respectively. The Company's capital requirements during such periods were (i) software development, particularly with respect to the Blackbird Products and (ii) property and equipment, primarily for furniture, leaseholds, and equipment associated with expanding the Company's business. These expenditure levels are expected to continue in 1996 at or above the levels of 1995. At March 31, 1996, the Company had no significant commitments for capital expenditures. The Company, as part of its growth strategy, would consider the cost/benefit of purchasing software technology in the event that an attractive opportunity arises.

     During the three months ended March 31, 1996 and 1995, cash provided by financing activities was generated from the exercise of stock options issued to the Company's directors, officers and employees. Proceeds from these activities totaled $364,716 and $268,399 for the three months ended March 31, 1996 and 1995, respectively. Cash provided by financing activities was generated from the exercise of stock options by Nationwide in 1995 and by the Company's directors, officers and employees in the three years ended December 31, 1995, and during 1994 and 1993, from the exercise of Common Stock

Warrants issued in connection with the Company's initial public offering in 1991. Proceeds from these activities totaled $2,944,253, $3,123,599 and $768,716 during 1995, 1994 and 1993, respectively.

     Prior to September 14, 1995, Nationwide owned 6,680,000 shares of the Company's Common Stock and was the holder of an option to purchase an additional 1,280,000 shares. On September 14, 1995, in connection with its merger with MCI Communications Corp., Nationwide exercised its option and distributed the combined total of 7,960,000 shares to its stockholders. As a result of the exercise of the option, the Company received $1,600,000 and issued 1,280,000 shares of Common Stock. The majority of the cash provided by financing activities in 1994 resulted from the exercise in March 1994 of 287,437 Class A Warrants from which the Company received $2,122,611, net of expenses, in exchange for 1,149,748 shares of Common Stock. All of the Company's warrants had been exercised or had expired by the end of 1994.

     The Company expects to continue to incur substantial expenses in support of research and development activities, growth of its sales and marketing organization, support for new products and the anticipated expanded customer base, enhancing the hardware design and manufacturing processes and administrative activities. Although the Company believes that the proceeds from this offering together with existing cash will be sufficient to fund its operations for at least the next 12 months, there can be no assurance that the Company will not require additional financing within such period. The Company's capital requirements may vary materially from those planned because of results of research and development, changes in focus and direction of the Company's research and development programs, competitive and technological advances, changes in the Company's marketing and distribution strategy, and other factors. There can be no assurance that additional financing, if required, will be available on satisfactory terms, if at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     A number of statements contained in this Prospectus are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements. These risks and uncertainties include but are not limited to: the Company's dependence on the cellular communications market; its vulnerability to rapid industry change and technological obsolescence; the limited nature of its product life, and the uncertainty of market acceptance of its products; the unproven status of its products in widespread commercial use, including the risks that its current and future products may contain errors that would be difficult and costly to detect and correct and that technological difficulties may in general hinder or prevent commercialization of its present and future products; potential manufacturing difficulties; potential difficulties in managing growth; dependence on key personnel; the Company's limited customer base and reliance on a relatively small number of customers; the possible impact of competitive products and pricing; the uncertain level of actual purchases of its products by current and prospective customers under existing and future agreements; uncertainties in the Company's ability to implement these agreements sufficiently to permit it to recognize revenue under its accounting policies (including its ability to meet product performance criteria contained in such contracts); uncertainties with respect to the Company's business strategy; general economic conditions; and other risks described in this Prospectus. See 'Risk Factors.'

                                    BUSINESS

     The Company's mission is to be the premier developer and provider of real-time information processing and information management systems for the wireless communications industry in the United States and in international markets. The Company designs and engineers software and hardware products for sale to wireless communications industry to provide user/device authentication (for cloning fraud prevention) and to provide service metering (for credit management and prepaid billing). Although the Company's products and services currently are used exclusively by cellular carriers, the Company believes they may be generally adaptable to other wireless communications systems.

     User/device authentication primarily involves various forms of 'pre-call' verification to ensure that the use of a wireless communications device (e.g., a cellular telephone) is legitimate before the device is allowed to connect to a wireless network. The Company's Blackbird Platform provides the underlying technology for pre-call application products. The first application product on the Blackbird Platform, PreTect, is designed to proactively prevent cloning fraud. The Cellular Telecommunications Industry Association has estimated that in 1995 cloning fraud has resulted in costs and lost revenues to the cellular industry of an amount in excess of $650 million. The Company believes that in 1996 cloning fraud will result in an increased amount of such costs and lost revenues.

     Service metering primarily involves the collection of various forms of 'post-call' information (within minutes after the end of the call) to ensure that a wireless communications carriers' subscriber has proper account status to make additional calls. The Company's Hotwatch Platform provides the underlying technology for Hotwatch Products. See ' -- The Hotwatch Platform.'

     The Blackbird and Hotwatch Platforms, each based on open systems architecture, are designed to allow a broad range of interconnection and data-sharing possibilities between various geographic markets and different wireless communications carriers.

     The Company's primary activities are currently focused on the further development, marketing and deployment of the Blackbird Platform and the PreTect fraud prevention application product and services. PreTect, which is transparent to the subscriber, uses patented signal processing commonly referred to as RF 'fingerprinting' technology to accurately distinguish between legitimate subscribers and counterfeit users before the call is connected. PreTect captures information from the cellular telephone call at the cell site, before it enters the carrier's system, and compares it to valid fingerprints and data. If a proper match is not made, PreTect can then automatically prevent connection of the call. The Company also provides a seamless Real-Time Roaming Protection Service between markets which use the Blackbird Platform and PreTect. During 1996, the Company entered into agreements with AirTouch and BANM for the provision of the Blackbird Products for use in over 1,000 cell sites subject to the products' compliance with certain requirements. The Company believes that as of the end of 1995 there were approximately 23,000 domestic and 10,000 international cell sites to which the Company's Blackbird Products are adaptable. The Company also believes that there are approximately 14,000 additional international cell sites to which the Company's Blackbird Products may be adaptable.

     During the last ten years, wireless communications service has been one of the fastest growing segments of the telecommunications industry. The Cellular Telecommunications Industry Association has estimated that the number of cellular subscribers in the United States increased from approximately 340,000 subscribers in December 1985 to approximately 34 million subscribers in December 1995. The Company believes the worldwide wireless communications market may exceed 100 million subscribers in 1996. The Company expects significant growth in wireless communications in the United States to continue as a result of the increased demand for cellular service and the emergence of PCS as a new form of wireless communications service and that significant growth will also occur in international markets. The Company believes that significant growth will also occur in international markets. In addition, the Company believes that the number of Cellular and PCS subscribers may grow to 80 million in the United States and more than 300 million worldwide in the year 2001. The Company believes that the demand for its products and services may increase as the Company adapts its products and creates new products to service an expanded wireless communications industry.

BUSINESS STRATEGY

DEPLOYMENT OF BLACKBIRD

     The Company's immediate strategy is to achieve commercial acceptance and significant market penetration of the Blackbird Platform. To accomplish this, the Company plans to expand its domestic and international sales and marketing efforts. After it has achieved an installed base of the Blackbird Platform, the Company believes that it will be able to leverage its relationships with carriers and its position at the carriers' cell sites to offer additional products and services. The Company plans to expand its research and development efforts to enhance its existing products and services and to develop new value-added products for the Blackbird Platform which can be sold in connection with PreTect or on a stand-alone basis.

LEVERAGE CORE COMPETENCIES


     Through the development and deployment of the Blackbird and Hotwatch Platforms, the Company has developed several core competencies. The Company believes that these core competencies may facilitate its development of products and services which complement its platforms and add value to its current and potential customer base.



          Ability to interface with carriers' cell sites and switches. The Company's proprietary software and hardware products collect and utilize information resident at the carrier's cell site and/or switch. This expertise may facilitate the development of future products and services in both an analog and digital environment.


          Real-time database expertise. The Company has developed the ability to optimize database performance which enables systems to reach transaction decisions in very short time frames. For example, PreTect can determine whether or not to connect a call within five seconds of call origination.

          Real-time rating expertise. The Company has developed the ability to combine streams of telephone billing information, such as toll charges, discounts and promotions, surcharges, etc. to mimic a carrier's billing system on a real-time basis, within minutes after the end of the call, rather than in a batch process for monthly customer billing. This currently allows the Company to determine account authorization for future telephone calls. The Company believes this expertise may be applicable to other systems that involve real-time charges.

          Transaction Control Protocol ('TCP')/Internet Protocol ('IP') expertise. The Company believes it can apply the experience it has gained in its existing TCP/IP networks and add its other core competencies, such as real-time rating and real-time database expertise to other TCP/IP networking infrastructures.

          Ability to interface with billing systems. The Company has developed the ability to interface with the systems infrastructures of major billing service companies in the wireless communications industry. As these companies expand their customer base beyond telephone carriers the Company believes it can apply its knowledge to provide its value-added service metering technologies to this expanded customer base.

GENERAL

     The FCC regulates the wireless communications industry in the United States and is responsible for granting the licenses required to operate wireless communications systems. The FCC has divided the United States into a number of service (license) areas. Wireless communications services, each of which utilizes a different portion of the radio spectrum, are expected to be dominated by cellular services and PCS and, to a lesser extent, enhanced specialized mobile radio ('ESMR'). The introduction of PCS and digital ESMR is expected to add new service providers in each market and provide added competition, increased features and a greater number of choices for wireless communications subscribers.

     Currently, cellular service dominates wireless communication services. At year end 1995 there were approximately 34 million cellular subscribers in the United States. The Company believes that over 95% of service currently is provided in an analog mode but that the industry is undertaking a shift to digital mode in the major markets due to certain systems advantages in the digital mode, including expanded capacity and greater privacy. Cellular subscribers are serviced by two carriers in each market (commonly referred to as 'A Band' and 'B Band' carriers). The markets are defined as Metropolitan Service Areas ('MSAs'), of which there are 306, and Rural Service Areas ('RSAs'), of which there are 428. As a result of the current duopoly structure, there are 612 MSAs and 856 RSAs. These cellular systems serve to interconnect a cellular subscriber with standard land-line telephone service and other cellular subscribers. Service is available on a nationwide basis and the major providers, through adherence to industry standards, offer interoperability to markets that they do not own. The 10 largest cellular carriers own or operate 180 of the largest 200 MSA markets.

     PCS systems are digital-based wireless communications systems which will initially compete directly with existing cellular telephone, paging and specialized mobile radio services. The Company believes that PCS providers will be the first direct wireless competitors to cellular providers and the first to offer mass market all-digital mobile networks. In addition, PCS providers may be the first to offer mass market wireless local loop applications, in competition with wired local communications services.

     To date, the FCC has completed three auctions of PCS licenses to the public (Channel block A, B and C). Service resulting from these licenses will provide the primary competition to cellular service. The service areas for PCS vary from those of cellular. The PCS licenses are based on Major Trading Areas ('MTAs'), of which there are 51, and Basic Trading Areas ('BTAs'), of which there are 493. BTAs are a subset of MTAs and are wholly contained within the MTA boundaries. As with cellular, ownership of the PCS licenses is concentrated. Sprint Telecommunications Venture, AT&T Wireless and PCS PrimeCo (ultimately owned by AirTouch Communications, Inc., Bell Atlantic Corporation, NYNEX Corporation, and US West, Inc.) account for 71 of the 102 Channel block A & B licenses.

     ESMR service is dominated by one carrier, Nextel Corporation, which the Company believes will be focusing its attention on commercial, rather than consumer, uses of wireless solutions.

OPERATION OF WIRELESS COMMUNICATIONS SYSTEMS

     Wireless communications system service areas, whether cellular or PCS, are divided into multiple cells. Due to the frequencies in which they operate, cellular cells generally cover a wider transmission radius than PCS cells. In both cellular and PCS systems, each cell contains a transmitter, a receiver and signaling equipment located at a cell site which is connected by microwave or landline telephone lines to a Mobile Switching Center ('MSC'), that controls the operation of the cellular communications system for the entire service area. The MSC controls the transfer of calls from cell to cell as a subscriber's telephone travels, coordinates calls to and from telephones, allocates calls among the cells within the system and connects calls to the local landline telephone system or to a long distance telephone carrier. Wireless communications carriers establish interconnection agreements with local exchange carriers and interexchange carriers, thereby integrating their system with the existing landline communications system.

     Because the signal strength of a transmission between a handset and a cell site declines as the telephone moves away from the cell site, the MSC and the cell site monitor the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the MSC may 'hand off' the call to another cell site where the signal strength is stronger. If a telephone leaves the service area of a cellular or PCS system, the call is disconnected unless there is a technical connection with the adjacent system.

     A major component of any wireless system is the switching equipment, commonly known as a 'Switch', located in the carrier's MSC. The Switch, which is owned and/or operated by the carrier, manages the provision of service, the interconnection of subscribers' telephones with the public telephone network, and the hand-off from cell site to cell site within a system. The Switch maintains a database of the carrier's subscriber information, such as phone and electronic serial numbers, and call option features. The Switch tracks the progress of calls made to or from such subscribers and records call detail for billing purposes.

     Analog cellular handsets are functionally compatible with cellular systems in the United States, Canada and certain other international markets. As a result, analog cellular handsets may be used wherever a subscriber is located, as long as a cellular system is operational in the area. Cellular system operators normally agree to provide service to subscribers from other cellular markets commonly known as roamers who are temporarily located in or traveling through their service areas. Agreements among system operators provide that the carrier that normally provides services to the roaming subscriber pays the serving carrier at rates prescribed by the serving carrier.

     While analog and digital cellular systems and PCS digital systems utilize similar conceptual technologies and hardware, they operate on different frequencies and use different technical and network standards. As a result, it initially will not be possible for users of one type of digital system to roam seamlessly across the United States as an analog cellular subscriber does today.

     PCS systems are expected to operate under one of three principal digital signal transmission technologies, or standards, that have been proposed by various vendors for use in PCS systems: Global System for Mobile ('GSM'), Code Division Multiple Access ('CDMA') or Time Division Multiple Access ('TDMA'). Digital cellular and PCS systems are expected to operate under either the TDMA or CDMA standards. GSM and TDMA are both 'time division-based' standards that are not currently compatible with each other and are incompatible with CDMA. Therefore, for example, a subscriber of a system that utilizes GSM technology will be unable to use a GSM handset when traveling in an area not served by GSM-based operators, unless the subscriber carries a dual-mode handset that permits the subscriber to default to the analog cellular system in that area. Such dual-mode handsets are not yet widely commercially available and may be larger and more expensive than single-mode handsets. The Company believes that cellular carriers will maintain an underlying analog network after they convert their systems to a digital mode thereby allowing, for an unknown period of time, a continued use of analog cellular telephones.

     GSM is the most prevalent digital wireless technology in the world, with approximately 120 systems operating in 92 countries serving over 13 million subscribers. GSM-based systems also offer features and services not currently offered by cellular systems.

     The TDMA-based PCS standard is a higher frequency version of the time division-based digital cellular standard currently in limited use by cellular operators in the United States.

     The CDMA standard is expected to be the most widely adopted PCS technology in the United States. CDMA-based systems are expected to require more cell sites and offer greater capacity, call quality and hand-off advantages than cellular systems. CDMA-based PCS systems are expected initially to offer the same features and services offered by CDMA-based cellular systems.

SYSTEM DESIGN AND ARCHITECTURE

SYSTEM SOFTWARE

     The Company's products incorporate a modular software design and utilize the UNIX operating system, which provides customers with significant flexibility in their choice of computer equipment. The widely-used UNIX operating system is especially suited to multi-user environments and has essentially become the standard in a number of important data processing environments, especially telecommunications. In addition, the Company utilizes database and advanced language technology which allows for flexibility in platform and database portability, particularly as the underlying computer infrastructure continues to evolve.

SYSTEM HARDWARE

     The Company's products incorporate industry standard hardware, utilizing the UNIX operating system, for the central system and application processing functions for both the Hotwatch and Blackbird Platforms. The Interactive Voice Response hardware incorporated in certain Hotwatch products contains industry standard components, which the Company integrates at its Seattle facilities. While the cell site processors deployed with the Blackbird Platform contain industry standard computer components, the Company designs and contracts manufacturing for certain proprietary printed circuit boards and other subassemblies. The standard components and custom manufactured subassemblies are then integrated by the Company and its subcontractors for delivery to the Company's customers.

THE BLACKBIRD PLATFORM

     The Blackbird Platform was designed as a strong underlying infrastructure from which to launch PreTect, as well as future applications and services under development. The Blackbird Platform provides technological solutions utilizing various forms of 'pre-call' verification data. PreTect utilizes RF signature analysis to detect and automatically interdict unauthorized devices before they are able to make a call on the wireless network. This product captures a cellular telephone's unique electronic signal characteristics (the RF fingerprint) and verifies this information against subscriber information stored in its database. The Company is in the early stages of commercial deployment of the Blackbird Platform.

PRETECT

     The Blackbird Platform, combined with PreTect, is designed to proactively prevent 'cloning' fraud both within a carrier's home market and in a roaming situation when used in both the roaming and home markets. The Cellular Telecommunications Industry Association has estimated that in 1995 cloning fraud has resulted in costs and lost revenues to the cellular industry of an amount in excess of $650 million. The Company believes that in 1996 cloning fraud will result in an increased amount of such costs and lost revenues. PreTect utilizes the information captured by the Blackbird Platform, in parallel with a call being connected to the carrier's switch, to determine if a call originates from a legitimate subscriber's telephone or from a telephone whose number identification has been cloned. If PreTect determines that a call is not legitimate, the system is capable of terminating the call before connection is completed. PreTect enables proactive pre-call fraud prevention rather than post-call fraud detection. The Company believes that such pre-call fraud prevention is a major technological step forward for the industry. In 1995, the Blackbird Products were tested in four domestic markets and one international market. In March 1996, the Company consummated its first commercial sales agreement with AirTouch and an interim system deployment agreement with BANM. Enhancement of the Blackbird Products is expected to continue during 1996 and beyond. Additionally, the Company is actively developing other applications utilizing the pre-call data that is collected by the Blackbird Platform.

REAL-TIME ROAMING FRAUD PREVENTION SERVICE

     The Company offers existing customers of the Blackbird Platform and PreTect its Real-Time Roaming Fraud Prevention Service. The underlying technology of the Blackbird Platform is utilized to effectively prevent roaming-based cloning fraud in real-time between markets using both the Blackbird Platform and PreTect. The Company believes this is the industry's first commercially available real-time RF based roaming fraud prevention solution.

THE HOTWATCH PLATFORM

     The Hotwatch Platform provides technological solutions primarily in the 'service metering' area, which involves various forms of 'post-call'
verification to  ensure that  a wireless  communications subscriber  has  proper account status to make additional calls. The applications that the Company currently offers in this area are Accountlink, which provides a prepaid-based solution for real-time credit limit monitoring, and Accountvue'tm' ('Accountvue'), which provides a solution for real-time usage metering. These real-time 'post-call' products support call data acquisition and rating features for the purpose of 'service metering.' Real-time 'rating' means the ability to calculate, on a real-time basis, local and long distance toll charges and cellular air time charges for each call made on a cellular telephone system. The Company's real-time rating supports multiple long distance rating and multiple airtime price plans. The Company believes that real-time data acquisition and rating on a call by call basis will enable carriers and resellers to improve cash flow, more effectively manage their credit, collection, and billing functions, and increase their subscriber base by allowing them to provide service to certain subscribers who might otherwise be deemed unacceptable credit risks.

     The Hotwatch Platform runs on a multi-tasking computer system, which, when connected to the Company's proprietary switch interfaces, collects all subscriber (or call) data for each call made or received from the switch within minutes of its recordation. As soon as the call data is acquired, the Hotwatch Platform rates the airtime and toll component of the call and distributes such real-time information for use to the Hotwatch Products. In addition, such information is also stored for data retrieval purposes and can be used to distribute information to cellular carrier or third party applications.

     In connection with the Hotwatch Platform, the Company has developed real-time interfaces for most major cellular switches, including those manufactured by Lucent Technologies, Inc. (formerly a division of AT&T), Ericsson Radio Systems, Inc., Motorola, Inc., and Northern Telecom, Inc. The Company's software applications employ a distributed, high-speed, intelligent networking approach which serves to enable interconnection, on a nationwide basis, of all Hotwatch Platforms, thereby making possible the direct system-to-system communication utilized by several of the Company's current software application products.

MAJOR CUSTOMER AGREEMENTS

AIRTOUCH CELLULAR AGREEMENT

     In March 1996, the Company signed an agreement with AirTouch under which the Company will be the exclusive provider of cellular fraud prevention systems using RF technology to AirTouch and its affiliates. AirTouch's cellular licenses include both 'A Band' and 'B Band' markets. The Company and AirTouch have begun installation of the Company's Blackbird Products in AirTouch's Atlanta (A Band) and Los Angeles (B Band) markets. In addition, AirTouch's New Par and Bay Area Cellular Telephone Company affiliates have agreed to deploy the Blackbird Products in certain of their markets, including their Detroit and San Francisco A Band markets, respectively. The exclusive five year contract, which calls for the purchase of the Company's products in at least 1,000 cell sites, schedules minimum deployment in the majority of the cell sites during 1996 and 1997, subject to the Blackbird Products' compliance with contractual requirements. Concurrently, contracts were signed for support and maintenance services and the Real-Time Roaming Fraud Prevention Service.

BANM AGREEMENT

     In March 1996, the Company signed an interim agreement with BANM, which holds cellular licenses for both 'A Band' and 'B Band' markets. Under the interim agreement, the Company and BANM are currently deploying the Blackbird Products in BANM's New York (B Band) market. Concurrently, both parties are negotiating a definitive license agreement which will ultimately determine the size and scope of what the Company believes will be a greater deployment providing for installation of the Company's products in a large number of BANM's cell sites, and also including provisions for the Company's support and maintenance services and the Real-Time Roaming Fraud Prevention Service.

GTE MOBILNET LETTER OF INTENT

     In June 1996, the Company signed a Letter of Intent with GTE Mobilnet of California, L.P. ('GTE') to deploy at least 150 units of the Blackbird Platform and PreTect in GTE's San Francisco market. The Company and GTE are currently negotiating a definitive agreement and expect deployment of such units to begin in the second half of 1996.

AWS AXYS AGREEMENTS

     In August 1994, the Company entered into two agreements with AWS (formerly McCaw Cellular Communications, Inc. ('McCaw')) (the 'Axys Agreements') for the design and support of the AWS real-time information management system Axys Version 3.0 ('Axys 3.0'). The Axys Agreements consist of a software license ('SWL') and a five year technical services agreement ('TSA'). The SWL provided AWS with a nonexclusive worldwide perpetual license for the Company's real-time post-call data collection platform, and the rating, credit monitoring and credit card billing application functions of that platform. The Company's fraud prevention products were not included in the SWL. Under the terms of the TSA, the Company receives hourly compensation for the development, deployment and servicing of the Axys 3.0 products. The two parties also signed an agreement for the license and marketing of derivatives of Axys 3.0 products (the 'MA') granting the Company marketing and other rights for certain software applications derived from Axys 3.0. The MA and the SWL provide for additional potential revenue for the Company based upon sales of Axys 3.0 and related software products made by either the Company or AWS to third parties as well as to additional future AWS markets.

     Initially, the Company estimated that revenues from the Axys Agreements could exceed $20 million, most of which was expected to be realized through 1996, assuming AWS deployed Axys in three major installations of its current markets and certain affiliated markets under the SWL and utilized the maximum number of hours under the TSA. Through March 31, 1996, the Company has recognized cumulative revenues totaling approximately $9.5 million from the SWL and TSA agreements of which approximately $4.9 million were recorded in 1995. Revenues from the SWL and TSA began in the third quarter of 1994 and are expected to continue through at least 1996 and possibly through 1999. Following the AWS acquisition of McCaw in 1995, AWS changed the scope of its development and deployment of Axys products, including the reduction of its reliance on outside vendors and contractors. As a result, the Company is not currently providing services under the TSA.

     The Company believes there could be additional potential revenue from the sale of Axys 3.0 products by the Company and/or AWS under the SWL and/or MA to future domestic and international markets including acquired affiliates of AWS or other third parties who implement the Axys system. The Company believes that such revenues, if realized, would most likely occur in the latter half of the contract terms through 1999. Total expected revenues under the SWL, TSA, and MA agreements cannot be determined at this time but the Company expects such revenues to be less than originally anticipated.

AWS HOTWATCH PRODUCTS AGREEMENT

     In November 1994, the Company signed a contract with AWS to license its Accountlink and Accountvue application products under the Hotwatch Platform and to provide support services for those products during the interim period while Axys 3.0 is being fully developed and deployed. Approximately $2 million in revenues was recorded in 1995 under the AWS Hotwatch Products Agreement. As a result of a change in its business strategy, AWS ceased using the Hotwatch Products in June 1996.

360[D] CC AGREEMENTS

     In November 1994, the Company signed a contract with 360[d] CC to deploy Hotwatch Products, throughout 360[d] CC's U.S. markets. This contract followed an agreement signed in late 1993 to install the Company's products in 360[d] CC's Las Vegas market. These contracts include software licenses, hardware sales and support services covering a system-wide roll-out that was completed during 1995. Recurring support services continue on an annual renewal basis. Revenues from these contracts in 1995 totaled approximately $1.8 million.

AMERITECH AGREEMENT

     In November 1994 the Company signed a contract with Ameritech for the Company's Hotwatch Platform and its Accountvue application product. This contract included software licenses, hardware sales and support services and resulted in modest recurring revenue during 1995 and is also expected to result in modest recurring support services revenue during 1996.

LIN/ACC AGREEMENTS

     The LIN/ACC Agreement originally called for the installation of the Hotwatch Products in four major markets owned or operated by LIN or LIN/ACC Los Angeles, New York, Dallas and Houston. The original term of the LIN/ACC Agreement expired in July, 1993, was renewed for one year and subsequently renegotiated to continue on a month-to-month basis. During 1994, the LIN New York market completed the replacement of the Company's Hotwatch Products with its own internally developed products. During 1995, the Company licensed its Accountvue product to the Houston market for a one-time license fee plus recurring support service fees which license is renewable on an annual basis. The remaining markets covered under the agreement -- Los Angeles and Dallas -- have continued to use certain of the Company's Hotwatch Products on a month-to-month basis. The Dallas market is expected to cease use of the Company's Hotwatch Products during the third quarter of 1996, when AWS's Axys product is expected to be installed. The Company anticipates that revenues under the LIN/ACC agreement will continue on a month-to-month basis for the Los Angeles market. Revenues from the LIN/ACC markets totaled approximately $1.5 million during 1995.

REVENUE GENERATION

OVERVIEW AND SYSTEM REVENUES

     The Company's revenues historically have been derived primarily from initial license fees, fixed or variable monthly software license fees and, to a lesser extent, non-recurring computer equipment sales for its Hotwatch Platform and related products. For the Blackbird Platform and related products, initial revenues are anticipated to be categorized as: system revenues, which will primarily include software and hardware products; and service revenues, which will primarily include roaming fraud prevention services, maintenance, software subscription services, and system monitoring services.

     Revenue recognition for the Company's systems is based upon various performance criteria and varies from customer to customer and product to product. Physical hardware and software delivery and definitions of system delivery and customer acceptance are generally the significant factors used in determining revenue recognition. Maintenance and service revenues are recognized ratably over the period of coverage and/or as services are performed.

     Computer equipment sales for the Hotwatch Products, which traditionally have been of a non-recurring nature, are normally made in connection with the initial licensing of the Company's software products, or the upgrading of previously installed systems. The Company consistently has incurred negative margins from computer equipment sales due to fixed engineering and installation overhead costs that have not been recovered from equipment sales and installation revenues. The Company does not anticipate that computer equipment sales will generate significant profits from Hotwatch Products equipment sales, if any, in future periods after applying the burden of engineering and installation costs. Customers may also purchase their own computer equipment from third parties. The Company is now having proprietary hardware manufactured for use in the Blackbird Platform and application products. Contracts for sales of the Blackbird Platform and its first application product, PreTect, were initially entered into in 1996 with hardware and software bundled as a part of a complete system.

     During the three years ended December 31, 1995 and the three months ended March 31, 1996, five customers or their affiliates accounted for substantially all of the Company's revenues. Such customers are ACC, LIN, AWS, Sprint and Shared Technologies Cellular, Inc. (which acquired PTC Cellular, Inc., the Company's largest customer for its former rental phone products). The LIN/ACC and AWS agreements are with entities that share common ownership in some of the markets in which the Company's products have been deployed. Each of these customers accounted for 10% or more of the Company's revenues during the quarter ended March 31, 1996, or one or more of the three years ended December 31, 1995. The high percentage of revenues derived from a limited number of customers is principally attributable to the Company's relatively small number of customers during these periods and the fact that certain of these customers made significant non-recurring purchases of computer equipment. The Company's targeted customer base is limited due to the concentrated nature of ownership and/or operational control of the most populated wireless communications markets in the United States and limited to a lesser extent in the international markets. The Company expects that certain of its cellular carrier customers operating in multiple cellular markets will continue to account for a relatively high percentage of the Company's total revenues. Revenues originating from the recent contract signings for the Company's Blackbird Products are expected to decrease the Company's reliance on the AWS and LIN/ACC Agreements.

RECURRING HARDWARE AND SOFTWARE SUPPORT SERVICES

     Hardware maintenance, software maintenance, software subscription services (new releases), and system monitoring are the primary recurring services provided by the Company to its customers. Support personnel diagnose and resolve problems, dispatch third party hardware vendors, forward enhancement requests to the Company's research and development staff, and coordinate with customers on upgrades. Software troubleshooting, maintenance, and upgrades are conducted either via the Company's public data network or via modem over a standard telephone line. An on-line customer management system tracks problems and resolutions. Support is available 24 hours per day, seven days per week. Research and development personnel assist in software support activities to the extent required.

INSTALLATION

     Currently, the Company arranges to receive certain third-party vendor system equipment at its facilities where it integrates its proprietary software with such equipment and performs preliminary testing prior to shipment to the customer. Typically, the Company, its third-party vendors, and/or the customer jointly perform installation services, with each bearing responsibility for different aspects of installation. The installation process, which commences upon delivery of the computer equipment at the customer's site, generally is completed within 60 to 90 days following execution of a customer's purchase order. The costs of installation may be separately charged or added into system pricing.

TRAINING AND DOCUMENTATION.

     The Company's personnel provide system training on-site or at the Company's facilities in Seattle. The training program consists primarily of presentation materials, hands-on exercises, and group demonstrations. All of these training costs are factored into system pricing. Refresher training subsequent to completion of the installation training is provided at hourly rates. User manuals relating to the Company's application software and other materials and documentation produced by the Company are provided to training participants and supervisory personnel. Computer equipment documentation is provided by the computer equipment vendor.

CUSTOM PROGRAMMING

     The Company provides custom software development work upon customer request. Customers are charged hourly rates for such services or may contract with the Company for fixed fees where appropriate.

PROFESSIONAL SUPPORT SERVICES

     The Company provides system project planning and implementation services in connection with sales of its systems and products. Customers are charged hourly rates for such services or may contract with the Company for fixed fees where appropriate.

MARKETING

     To date, the Company has primarily focused its marketing efforts on cellular carriers operating in the 50 most heavily populated MSAs. Accordingly, although the Company has, in the past, had limited marketing capabilities and resources, the Company expanded these efforts in 1995 and will continue to expand these efforts to further penetrate significant wireless communications markets, both domestic and international. The Company has in the past marketed its products directly to cellular carriers through proposals and presentations. In 1995, the Company began marketing more aggressively at selected trade shows, conferences and industry events. In addition, it began to selectively advertise and use direct marketing. The Company also meets regularly with wireless industry consultants to obtain leads and referrals. Achieving wide-spread market acceptance and penetration of the Company's products will require, in addition to enhancing and improving such products, increased marketing efforts and the expenditure of significant funds to increase customer awareness of the Company and to inform potential customers of the benefits of the Company's products. At June 28, 1996, the Company employed 20 sales, sales support, marketing and product management personnel. In 1996 and beyond, the Company intends to expand its product management functions and personnel for both the current product lines and future product definitions.

PROPRIETARY RIGHTS

     The Company's success will depend in part on its ability to protect its technology, processes, trade secrets and other proprietary rights from unauthorized disclosure and use and to operate without infringing the proprietary rights of third parties. The Company's strategy is to protect its technology and other proprietary rights through patents, copyrights, trademarks, nondisclosure agreements, license agreements, and other forms of protection. The Company has been active in pursuing patent protection for technology and processes involving its Hotwatch Products and Blackbird Products that it believes to be proprietary and that offer a potential competitive advantage for the Company's products and services. To date, the Company has been granted patents on certain features of the Hotwatch Products and has patents pending for certain features of the Hotwatch Products and Blackbird Products. In addition, the Company has also licensed patents from third parties in an effort to maintain flexibility in the development and use of its technology, including exclusive and non-exclusive rights to use patents in connection with the Blackbird Products. There can be no assurance, however, that any pending or future patent application of the Company or its licensors will result in issuance of a patent, that the scope of protection of any patent of the Company or its licensors will be held valid if subsequently challenged, or that third parties will not claim rights in or ownership of the products and other proprietary rights held by the Company or its licensors. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as the laws of the United States.

     Although the Company believes that its technology has been independently developed and that its products do not infringe patents known to be valid or violate other proprietary rights of third parties, it is possible that such infringement of existing or future patents or violation of proprietary rights may occur. There can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products or that any such claims will not result in litigation or regulatory proceedings or require the Company to modify its products or enter into licensing arrangements, regardless of the merits of such claims. No assurance can be given that any necessary licenses can be obtained in a timely manner, upon commercially reasonable terms, or at all, and no assurance can be given that third parties will not assert infringement claims with respect to any current licensing arrangements.

     In addition to the foregoing methods of protection, the Company employs various physical security measures to protect its software source codes, technology and other proprietary rights. However, such measures may not afford complete protection and there can be no assurance that others will not independently develop similar source codes, technology or other proprietary rights or obtain access to the Company's software codes, technology, or other proprietary rights. Furthermore, although the Company has and expects to continue to have internal nondisclosure agreements with its employees and consultants, and license agreements with customers, which contain restrictions on disclosure, use and transfer of proprietary information, there can be no assurance that such arrangements will adequately protect the Company's proprietary rights or that the Company's proprietary rights will not become known to third parties in such a manner that the Company has no practical recourse. See 'Risk Factors -- Proprietary Rights.'

RESEARCH AND DEVELOPMENT

     For the three months ended March 31, 1996 and for the years ended December 31, 1995, 1994 and 1993, the Company incurred gross research and development expenditures of $1,397,000, $5,724,000, $4,021,000 and $2,019,000, respectively, prior to capitalization of software development costs during each period in the amounts of $434,000, $1,726,000, $1,725,000 and $750,000, respectively. The
Company's research and development efforts are focused on new hardware and software products, enhancing and improving existing hardware and software products, including developing new software applications and additional computer equipment interfaces, principally associated with the Hotwatch and Blackbird platforms. These enhancements and/or new products may, when and if developed, enable the Company to expand the use of its existing products and perform a broad variety of services and functions not presently being offered by the Company. Costs included in the Company's gross research and development expenditures include costs for research, design, development, tests, preparation of training and user documentation, and fixing and refining new and existing features (i.e., software maintenance) for inclusion in its product line. At June 28, 1996, the Company employed 48 full-time research and development personnel and had contracted with a number of consultants engaged in research and development activities. The Company anticipates that development expenditures will continue to increase in 1996 and beyond in response to increased market demand for new and enhanced products as technology in the telecommunications industry moves forward at a rapid pace.

COMPETITION

     The market for the Company's products and services is characterized by intense competition among numerous nationally recognized companies. The Company believes, based upon its discussions with major cellular carriers, as well as upon its general knowledge of the industry, that it: (i) has developed innovative software technology which enables it to be one of the few vendors that have successfully commercially deployed billing and data processing software products in large markets incorporating post-call real-time rating, analysis and networking technology, (ii) is one of the few vendors prepared to deploy pre-call real-time collection, analysis and distribution systems to major cellular carriers; and (iii) is the only vendor prepared to deploy a pre-call real-time roaming fraud prevention service. However, there can be no assurance that other companies do not have or are not currently developing functionally equivalent or superior products, or that functionally equivalent or superior products will not become available in the near future.

     The Company is aware of competitors which have indicated that they have developed, marketed and installed commercially available products with respect to post-call real-time software technology. These companies include, among others, IBM, I-NET, Inc., GTE Telecommunications, Services, Inc., Boston Communications Group, EDS Personal Communications Corporation, Cincinnati Bell Information Systems, Inc., Lightbridge, Inc., Subscriber Computing, Inc., CSC Intellicom, and Systems/Link Corporation as well as cellular carriers operating in the most populated cellular markets. In addition, there are numerous companies, including wireless communications carriers, hardware and software development companies and others, which have or may develop the expertise which would encourage them to attempt to develop and market products (such as A-Key) which could render the Company's products obsolete or less marketable.


     The Company is aware of at least four competitors, including Corsair Communications, Inc., Coral Systems, Inc. (in connection with a joint venture with Applied Signal Technology), Authentix Network, Inc. and GTE Telecommunications Services, Inc. that compete directly with the Company in the user/device authentication area. Two of these competitors, Corsair Communications, Inc. and Coral Systems, Inc. compete directly with the Company's RF-based fingerprinting fraud protection products. The Company believes that Corsair Communications, Inc. has agreements pursuant to which Corsair
Communications, Inc. has installed or will install its RF-based fingerprinting fraud protection product in four major markets. The Company has no knowledge of any such agreements or installations by Coral Systems, Inc.


     The Company believes that the principal competitive factors affecting a prospective customer's choice of software systems are the number and nature of functions available on the system, price, performance, ease of use, reliability, technical support, customer service, the availability of real-time information and the financial stability of the vendor. The ability of the Company to compete successfully will depend in large measure on its ability to maintain a
technically  competent  research   and  development  staff   and  to  adapt   to
technological changes and advances in the industry, including ensuring continuing compatibility with evolving generations of computer equipment.

SUPPLIERS

     The Company has been and will continue to be dependent on third-party vendors for the computer equipment and certain software that is incorporated in its products. While these are available from multiple sources, the Company currently obtains or licenses certain equipment and software, including proprietary database software incorporated in a number of the Company's products, from a limited number of sources of supply. The Company's software programs were specifically designed to adhere to the UNIX operating systems standard which can operate on standard computer equipment sold by numerous manufacturers and vendors. The Company currently purchases hardware from Hewlett-Packard ('HP'), its primary system hardware supplier, under a Value Added Business Program ('VAB'). As an HP Value Added Reseller ('VAR') within the VAB program, the Company qualifies for a number of services under HP's marketing, support and financial programs. The Company also maintains relationships with other hardware vendors. The Company currently purchases hardware components from its vendors at discounts from list prices. These hardware components then become a cost component as the Company's systems are generally priced as bundled turnkey products (system, components, installation and training). The Company also currently maintains various software license arrangements with several suppliers. All of these licenses allow the Company to use the software in perpetuity, with the result that the loss of a particular source would not affect any product already in use.

     With the introduction of the Blackbird Platform and related application products, the Company has manufactured to its proprietary specifications a cell site processor which operates in connection with the system hardware described above. While the parts and components of this processor are industry standard and available from many suppliers, the design of the custom manufactured subassemblies is performed by both the Company's personnel and third-party design firms. The Company generally does not subject itself to single source suppliers.

EMPLOYEES

     As of June 28, 1996, the Company had 114 full-time employees. Of such employees, 16 are in corporate and administrative positions, 14 are in sales and related support functions, 6 are in marketing and product management functions, 17 provide customer support, 13 are in manufacturing and system installation functions, and 48 are engaged in research and development. From time to time, the Company contracts with consultants and other independent contractors on its development projects. None of the Company's employees are covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

FACILITIES

     The Company has committed to leasing approximately 46,000 square feet of general office space at 2401 Fourth Avenue, Seattle, Washington for its corporate offices under a five year non-cancelable operating lease that expires in September 2000. Presently, the Company occupies approximately 29,000 square feet of space at an annual base rent of $381,000. The terms of the lease provide that the Company take possession of and begin paying for the remaining committed space at various time periods extending through September 1997, at which time the annual base rent will be $658,000. The Company also leases approximately 1,200 square feet of space at 2001 Sixth Avenue, Seattle, Washington, which it uses for computer operations, at a current base annual rent of $21,800, pursuant to a lease that is to expire in 2000. Both of these leases contain five year renewal options and provide for the pass-through to the Company of increases in operating and other costs. Although the space is adequate for its current activities, the Company believes that additional space, if needed, will be readily available.

LEGAL PROCEEDINGS

     The Company has received a request for indemnification from a former customer who utilized the Company's discontinued phone rental products, pursuant to a contract between the Company and the former customer which includes a limited warranty against infringement. The Company has demanded arbitration to resolve whether it has any obligation under the contract to indemnify the former customer against a claim of patent infringement brought against the former customer by a third party. The Company has conducted a review of the underlying matter and, based upon the information currently available to the Company, but subject to the inherent uncertainties involved in legal proceedings, the Company believes that the outcome of the claim will not be material to the Company.

     There are no other material, pending legal proceedings to which the Company is a party or of which any of its property is subject which, if adversely decided, would have a material adverse effect on the Company's business, financial condition and results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The directors and executive officers of the Company, their ages and present positions with the Company are as follows:

        NAME            AGE                          POSITION WITH COMPANY
- --------------------    ---   --------------------------------------------------------------------

Stephen Katz........    52    Chairman of the Board of Directors and Chief Executive Officer
Robert P. Dahut.....    58    President, Chief Operating Officer and Director
Michael E.
  McConnell.........    46    Vice President and Chief Financial Officer
Kyle R. Sugamele....    34    Vice President, General Counsel and Corporate Secretary
David N.
  Hoogerwerf........    49    Vice President, Engineering
Heidi P. Adkisson...    38    Vice President, Operations
Douglas F.
  Anderson..........    43    Vice President, Sales
Jay Goldberg........    55    Director

     Stephen  Katz,  Chairman  of the  Board  of Directors  and  Chief Executive
Officer, had been Acting Chief Executive Officer and Acting President from November 1992 until February 1994. Mr. Katz has been Chairman of the Board and a director of the Company since its inception and a member of the Management Committee of the predecessor partnership during the entire period of its existence. From September 1984 until September 1995, Mr. Katz was Chairman of the Board, Chief Executive Officer and until September 1993, President of
Nationwide Cellular Service, Inc. ('Nationwide') which was the Company's majority stockholder until May 1992 and its largest stockholder, owning 34% of its outstanding shares, until September 1995. At that time such shares were distributed to Nationwide's stockholders, immediately prior to Nationwide's merger with MCI Communications Corp. ('MCI'). In May 1996, Mr. Katz was appointed Vice-Chairman of the Board and Chief Executive Officer of Coin Bill Validator, Inc. whose business is currency and coin authentication.

     Robert P. Dahut has been President and Chief Operating Officer and a director of the Company since February 1994. For more than five years prior thereto, Mr. Dahut held senior management positions with various subsidiaries of Bell Atlantic as follows: from February 1993 to February 1994 he was Vice President of Operations and Engineering of C&P Telephone, from November 1990 to February 1993 he was Vice President of Marketing and Sales of C&P Telephone, from August 1988 to November 1990 he was Chief Executive Officer of Bell Atlantic Mobile Systems, and from June 1986 to August 1988 he was Vice President Sales & Marketing of Bell Atlantic Directory Publishing. Prior thereto he held progressively responsible positions in Operations, Engineering, Planning, Human Resources and Budgets for C&P Telephone and AT&T.

     Michael E. McConnell has been Vice President and Chief Financial Officer of the Company since January 1992. Prior to joining the Company, from April 1991 to December 1991, Mr. McConnell engaged in personal investment activities. From 1986 to March 1991, Mr. McConnell was the Chief Financial Officer of Delphi Information Systems, Inc., a public company engaged in the development of software systems for the insurance field. Mr. McConnell is a certified public accountant.

     Kyle R. Sugamele joined the Company in July 1995 as Vice President and General Counsel. In October 1995, Mr. Sugamele was appointed Assistant Secretary, and in June 1996, Mr. Sugamele was appointed Corporate Secretary. From April 1991 to July 1995, Mr. Sugamele was associated with the law firm of Mundt, MacGregor, Happel, Falconer, Zulauf & Hall in Seattle. From August 1987 to March 1991, Mr. Sugamele was associated with the law firm of Graham & Dunn in Seattle. His practice has involved a wide range of commercial, corporate, banking and general business matters, with particular emphasis on the protection and licensing of intellectual property and trade secrets, commercial finance and business transactions.

     David N. Hoogerwerf joined the Company in December 1991 as Director of Software Engineering and was named Vice President, Engineering in January 1994. Prior to joining the Company, from March 1978 to December 1991, Mr. Hoogerwerf held various management positions with GTE including

General Manager and Director, Engineering and Development for GTE Telecom, Inc. Mr. Hoogerwerf is a registered professional electrical engineer.

     Heidi P. Adkisson has been with the Company since its inception and was named Vice President, Operations in September 1994. From May 1991 to September 1994 Ms. Adkisson was Director of Support Services. Ms. Adkisson joined the Company as Manager of Training and Documentation in September 1988.

     Douglas F. Anderson has been with the Company since July 1, 1994 and was named Vice President, Sales and Marketing on August 1, 1994. From 1991 to July 1994, Mr. Anderson had been Director of North American Operations of Saros Corporation, a company engaged in the business of developing systems software. For five years prior thereto Mr. Anderson had been Director of North American Sales for Lotus Development Corporation.

     Jay Goldberg has served as a director of the Company since August 1991. Mr. Goldberg had been Chairman of the Board since November 1990 and President and Chief Executive Officer from August 1990 until January 1994, of Image Business Systems Corporation, a company previously engaged in image processing, inactive since August 1994. In June 1989, Mr. Goldberg formed Zeitech, Inc., a computer software firm of which he served as Chairman of the Board until that company was sold to Career Horizons in January 1996. Currently, Mr. Goldberg serves as a consultant to Zeitech, Inc. From May 1986 until February 1990, Mr. Goldberg was Chief Executive Officer of Money Management Systems, Inc., a company also engaged in the computer software business, which was sold to SunGuard Data Systems, Inc. in 1989.

     The Company currently intends to expand the Board of Directors to include up to three new directors within approximately 90 days of the date of this Prospectus, although it has not yet identified individuals to fill these positions.

     The Company's officers are elected annually and serve at the discretion of the Board of Directors for one year subject to any rights provided by employment agreements including those described below under 'Executive
Compensation -- Employment Agreements.'

COMMITTEES OF THE BOARD OF DIRECTORS

     The Compensation and Stock Option Committee, composed of Mr. Goldberg, has authority over officer compensation and the administration of the Company's stock option plans. The Audit Committee, composed of Mr. Goldberg, has various functions including oversight and review of accounting matters. Both the Compensation and Stock Option Committee and the Audit Committee were composed of Mr. Goldberg and Lawrence Howard until Mr. Howard's resignation in June 1996. The Company expects that at least one additional new director will be added to each of such committees upon the appointment of new directors to the Board of Directors. See 'Directors and Executive Officers of the Company.'



DIRECTORS' COMPENSATION

     Each director who is not an officer or employee of the Company receives $1,000 per Board meeting attended and $500 per Committee meeting attended and is reimbursed for his out-of-pocket expenses incurred in connection with attendance at meetings or other Company business.

     In December 1993 the Board of Directors adopted the 1993 Non-Employee Director Stock Option Plan ('Director Plan') pursuant to which each person who is not a salaried employee of the Company who first becomes a director after December 29, 1993 shall be granted on the date he first becomes a director an option to purchase 20,000 shares of Common Stock and on January 2 of each year beginning with January 2, 1994, each person who is not a salaried employee of the Company and is then a director shall be granted an option to purchase an additional 12,000 shares of Common Stock. The exercise price of each share of Common Stock under any option granted under the Director Plan shall be equal to the fair market value of a share of Common Stock on the date the option is granted.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning annual and long-term compensation, paid or accrued, for the Chief Executive Officer and the four other most highly compensated executive officers of the Company (the 'Named Executive Officers') for services in all capacities to the Company during the last three fiscal years.

                         SUMMARY COMPENSATION TABLE(1)

                                                                                     LONG-TERM
                                                                                    COMPENSATION
                                                                                       AWARDS
                                                                                    ------------
                                                                                     SECURITIES
                                                                  OTHER ANNUAL       UNDERLYING        ALL OTHER
 NAME AND PRINCIPAL POSITION     YEAR     SALARY      BONUS      COMPENSATION(2)      OPTIONS       COMPENSATION(3)
- ------------------------------   ----    --------    --------    ---------------    ------------    ---------------

Stephen Katz .................   1995    $      0    $      0        $     0                 0          $     0
  Chairman of the Board of       1994           0     100,000              0           212,000                0
  Directors and Chief            1993           0           0              0           400,000                0
  Executive Officer(4)
Robert P. Dahut ..............   1995     150,000           0              0                 0           16,392
  President and Chief            1994     132,403(5)  110,000         76,267           600,000           13,343
  Operating Officer
Michael E. McConnell .........   1995     115,500           0              0             3,820            6,160
  Vice President and Chief       1994     110,000      55,000              0            40,000            4,094
  Financial Officer              1993     100,000           0              0           170,000            1,333
Douglas F. Anderson ..........   1995     115,000           0              0             3,820            1,150
  Vice President, Sales          1994      52,340(6)   56,338              0            70,000                0
David N. Hoogerwerf ..........   1995     105,000           0              0             3,820                0
  Vice President, Engineering    1994     100,000      30,000              0            40,000                0
                                 1993      83,333           0              0           110,000                0

- ------------

(1) None of the Named Executive Officers received any Restricted Stock Awards or LTIP Payouts in 1993, 1994 or 1995. Does not include grants made or other compensation paid in 1996.

(2) On January 31, 1994, Mr. Dahut joined the Company as President and Chief Operating Officer. In connection with his employment, the Company made payments to Mr. Dahut or on his behalf related to his relocation, which were deemed to be compensation in the amount of $44,959 and for the payment of related taxes in the amount of $31,308. In addition, the Company made payments to Mr. Dahut or on his behalf related to his relocation which were not deemed to be compensation in the amount of $20,123. Other than Mr. Dahut, none of the Named Executive Officers received perquisites or other personal benefits in excess of the lesser of $50,000 or 10% of the total of his salary and bonus for 1993, 1994 or 1995 as reported in the above table.

(3) Represents contributions by the Company to the Named Executive Officers' accounts under a 401(k) plan and includes for Mr. Dahut life insurance premiums paid by the Company on his behalf in the amount of $2,075 in 1995 and $1,556 in 1994 and automobile allowances given him in the amount of $8,157 in 1995 and $6,454 in 1994.

(4) Stephen Katz, Chairman of the Board and a Director of the Company since its inception, served as Acting Chief Executive Officer and President of the Company from November 21, 1992 until February 2, 1994 and as Chief Executive Officer from February 3, 1994 to date. Nationwide received $25,000 per month under a four year Management Services Agreement which expired in August 1995 under which Mr. Katz and other Nationwide personnel provided management, financial and administrative services to the Company. See 'Executive Compensation -- Certain Transactions.' Amounts paid to Nationwide under said Agreement were $178,000 in 1995 and $300,000 in each of 1994 and 1993.

(5) Represents compensation paid to Mr. Dahut from January 31, 1994 when he became an officer of the Company.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

(6) Represents compensation paid to Mr. Anderson from July 1, 1994 when he became employed by the Company. Such compensation includes salary of $52,340 and performance incentives of $56,338 which, effective December 31, 1994, were discontinued.

STOCK OPTION PLANS

1991 QUALIFIED STOCK OPTION PLAN AND 1991 NON-QUALIFIED STOCK OPTION PLAN

     The Company has adopted a 1991 Qualified Stock Option Plan ('1991 Qualified Plan') and a 1991 Non-Qualified Stock Option Plan ('1991 Non-Qualified Plan') (collectively the 'Stock Option Plans' or the 'Plans'). Pursuant to the 1991 Qualified Plan, as amended in 1993, the Company was authorized to grant options to purchase shares of Common Stock to its officers and key employees, at a price which may not be less than the fair market value per share of Common Stock on the date of the granting of the option. Pursuant to the 1991 Non-Qualified Plan, the Company was authorized to grant options to purchase shares of Common Stock to its directors, officers, key employees and others who render services to the Company at a price which may not be less than 85% of the fair market value per share of Common Stock on the date of the granting of the option. All options under the 1991 Qualified Plan are in the form of incentive stock options and options under the 1991 Non-Qualified Plan are options which do not qualify for treatment as incentive stock options.

     The Stock Option Plans are administered by the Stock Option Committee of the Board of Directors (the 'Committee') which will satisfy requirements for an exemption from the short swing profits rule of Section 16(b) under the Securities Exchange Act of 1934, as amended (the 'Exchange Act').

     Options granted under the Plans are nontransferable by the optionee during his lifetime, and will expire if not exercised within ten years from the date of the grant and terminate upon an optionee's termination of employment or service with the Company or a subsidiary, except that, under certain circumstances, options are exercisable for a period of 90 days after retirement or termination of employment and for a period of one year after death or disability for options granted under the Stock Option Plans. Incentive stock options are also subject to the following limitations: (i) the aggregate fair market value (determined at the time an option is granted) of stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all such plans of the Company, or its subsidiaries) shall not exceed $100,000 and (ii) if the individual to whom the incentive stock options were granted is considered as owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, then (A) the option price at the time of grant may not be less than 110% of the fair market value per share for such Common Stock and (B) the option period must be no more than five years from the date of grant.

     Unless otherwise determined by the Committee administering the Stock Option Plans or by other provisions of such Plans, options will be exercisable at a rate of 20% per year and vest fully after five years.

     Without giving effect to the exercise of options by the Selling Shareholders to purchase 226,000 shares of Common Stock, as of the date of this Prospectus, options to purchase an aggregate of 2,044,160 shares of Common Stock at a weighted average exercise price of $6.04 per share were outstanding including options to purchase 690,000, 201,820, 59,820, and 181,820 shares held by Messrs. Katz, McConnell, Anderson and Hoogerwerf respectively. All executive officers and directors as a group (nine persons) hold options to purchase 1,291,300 shares at exercise prices ranging from $1.00 to $10.94 per share. As of the date of this Prospectus, 1,074,000 options have been exercised under the Stock Option Plans since the inception of such Plans.

     There are no shares presently available for grant of non-qualified stock options under the Company's 1991 Non-Qualified Stock Option Plan. In addition, pursuant to action taken by the Company's Board and approved by a majority of the Company's Shareholders, no new options will be granted under either the Company's 1991 Non-Qualified Plan or under the 1991 Qualified Plan.

1993 NON-EMPLOYEE DIRECTOR PLAN

     The Company has adopted the 1993 Non-Employee Director Stock Option Plan (the 'Director Plan'). The purpose of the Director Plan is to provide an additional incentive to attract and retain as directors qualified and competent persons whose judgment is vital to the success of the Company. The Company may grant to non-employee directors and directors who are non-salaried employees of the Company ('Outside Directors') options to purchase up to 300,000 shares of the Company's Common Stock under the Director Plan at a price equal to the fair market value of a share of Common Stock on the date an option is granted. Payment of the option price shall be made in cash. In the event any option granted under the Director Plan shall expire, be canceled or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, the unpurchased shares subject thereto shall again be available for grant thereunder. The options granted under the Director Plan will not qualify for treatment as incentive stock options.

     The Director Plan is administered by the Board of Directors. Subject to the express provisions of the Director Plan, the Board shall grant options under the Director Plan; correct any defect and, in general, make determinations necessary or advisable for Director Plan administration. Under the terms of the Director Plan, each individual who became or becomes an Outside Director after December 29, 1993, the effective date of the Director Plan, has been or will be granted, as the case may be, on the date he first becomes an Outside Director, an option to purchase 20,000 shares of Common Stock. In addition, on January 2 of each year beginning with January 2, 1994, each Outside Director then in office has been or will be granted, as the case may be, an option to purchase 12,000 shares of Common Stock. No option granted under the Director Plan shall be exercisable for a period of one year after the date of the grant, at which time the option shall become exercisable as to the full number of shares subject to the option. Notwithstanding the foregoing, an option may become immediately exercisable upon
(i) the death or disability of the holder or (ii) upon a change in control of the Company which occurs while a holder is an Outside Director. No option may be exercised under the Director Plan after the expiration of ten years from the date of grant and no option may be granted under the Director Plan after December 29, 2003.

     In the event that an Outside Director to whom an option has been granted under the Director Plan (i) shall cease to serve on the Board for any reason (including as a result of not being reelected to the Board) other than by reason of his disability, retirement after age 65 or death, such option may be exercised, to the extent that the Outside Director was entitled to do so at the time of his cessation of service, at any time within three months after such cessation of service but not thereafter, and in no event after the date on which the option would otherwise expire; provided, however, that if his service on the Board shall have been terminated for cause, his options shall terminate immediately; (ii) shall cease to serve on the Board by reason of his disability, the option may be exercised at any time within three years after such cessation of service on the Board but not thereafter, and in no event after the date on which the option would otherwise expire; (iii) shall cease to serve on the Board as a result of his retirement after attaining age 65, the option may be exercised to the extent that the Outside Director was entitled to do so at the time of his cessation of service, at any time within three years after such cessation of service but not thereafter, and in no event after the date on which the option would otherwise expire; (iv) shall die (x) while he is serving on the Board, (y) within three years after cessation of service on the Board by reason of disability or retirement after age 65 or (z) within three months after cessation of service on the Board for any other reason except cause, such option may be exercised in whole or in part by his personal representative or other person entitled by law to his rights under such option to the same extent as it could have been exercised by the decedent had he lived, at any time within one year after the date of his death, but in no event after the date on which the option would otherwise expire.

     As of the date of this Prospectus, options to purchase 48,000 shares of Common Stock at a weighted average exercise price of $7.84 per share were outstanding including options to purchase 36,000 shares granted to Mr. Goldberg, at a weighted average exercise price of $8.42 per share, and 12,000 shares granted to Mr. Katz, at a weighted average exercise price of $6.13 per share, when he was a non-employee director. As of the date of this Prospectus, 60,000 options have been exercised since the inception of the Director Plan.

1996 STOCK OPTION PLAN

     The Company has adopted the 1996 Stock Option Plan (the '1996 Plan') which is designed to provide an incentive to employees of the Company and to offer an additional inducement in obtaining the services of such persons. The 1996 Plan covers both incentive stock options and non-qualified stock options. Pursuant to action taken by the Company's Board and approved by a majority of the Company's Shareholders, no new options will be granted under either the Company's 1991 Non-Qualified Plan or under the 1991 Qualified Plan.

     The 1996 Plan authorizes the grant of options to purchase a maximum of 1,100,000 shares of the Company's Common Stock (subject to adjustment as described below) to employees (including officers and directors who are employees) of and consultants to the Company. Upon expiration, cancellation or termination of unexercised options, the shares of the Company's Common Stock subject to such options will again be available for the grant of options under the 1996 Plan. Options to purchase 160,000 shares of Common Stock were granted in June 1996 under the 1996 Plan at an exercise price of $17.875 per share of which 50,000 options were granted to Mr. Anderson, 30,000 options were granted to Mr. McConnell, 20,000 options were granted to Mr. Hoogerwerf, 25,000 options were granted to Mr. Sugamele and 20,000 options were granted to Ms. Adkisson. Approximately 120 employees of the Company are currently eligible to receive grants of options under the 1996 Plan.

     Options granted under the Plan may either be incentive stock options ('ISOs'), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the 'Code'), or non-qualified stock options which do not qualify as ISOs ('NQSOs').

     The 1996 Plan is administered by the Committee which will satisfy the requirements for an exemption from the short swing profits rule of Section 16(b) under the Exchange Act for grants and exercises of options. It is intended that each member of the Committee will be an 'outside director' within the meaning of
Section 162(m) of the Internal Revenue Code of 1986, as amended.

     Among other things, the Committee is empowered to determine, within the express limits contained in the Plan: the employees and consultants to be granted options, the times when options shall be granted, whether an option is to be an ISO or a NQSO, the number of shares of Common Stock to be subject to each option, the exercise price of each option, the term of each option, the date each option shall become exercisable as well as any terms, conditions or installments relating to the exercisability of each option, whether and under what conditions to accelerate the date of exercise of any option or installment, the form of payment of the exercise price, the amount, if any, required to be withheld with respect to an option, and with the consent of the optionee, to modify an option. The Committee is also authorized to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for administering the Plan and to construe the Plan.

     Options granted under the 1996 Plan will be subject to, among other things, the following terms and conditions: (a) the exercise price of each option will be determined by the Committee; provided, however, that the exercise price of an ISO may not be less than the fair market value of the Company's Common Stock on the date of grant (110% of such fair market value if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company); (b) options may be granted for terms determined by the Committee; provided, however, that the term of an ISO may not exceed 10 years (5 years if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company); (c) the maximum number of shares of the Company's Common Stock for which options may be granted to an employee in any calendar year is 400,000; (d) the aggregate fair market value of shares with respect to which ISOs may be granted to an employee which are exercisable for the first time during any calendar year may not exceed $100,000; (e) the exercise price of each option is payable in full upon exercise or, if the applicable stock option contract ('Contract') entered into by the Company with an optionee permits, in installments (payment of the exercise price of an option may be made in cash, certified check, or, if the applicable Contract permits, in shares of the Company's Common Stock or any combination thereof); (f) options may not be transferred other than by will or by the laws of descent and distribution, and may be exercised during the optionee's lifetime only by the optionee or his or her legal representatives; (g) except as may otherwise be provided in the applicable Contract, if the optionee's relationship with the Company as an employee or consultant is terminated for any reason

(other than the death or disability of the optionee), the option may be exercised, to the extent exercisable at the time of termination of such relationship, within three months thereafter but in no event after the expiration of the term of the option (however, if the relationship was terminated either for cause (as defined in the 1996 Plan) or without the consent of the Company, the option will terminate immediately); in the case of the death of an optionee while an employee or consultant (or, generally, within three months after termination of such relationship, or within one year after termination of such relationship by reason of disability), except as otherwise provided in the Contract, his or her legal representative or beneficiary may exercise the option, to the extent exercisable on the date of death, within one year after such date, but in no event after the expiration of the term of the option; except as otherwise provided in the Contract, an optionee whose relationship with the Company was terminated by reason of his or her disability may exercise the option, to the extent exercisable at the time of such termination, within one year thereafter, but not after the expiration of the term of the option (options are not affected by a change in the status of an optionee so long as he or she continues to be an employee of, or a consultant to, the Company); and (h) the Company may withhold cash and/or shares of the Company's Common Stock having an aggregate value equal to the amount which the Company determines is necessary to meet its obligations to withhold any federal, state and/or local taxes or other amounts incurred by reason of the grant or exercise of an option, its disposition or the disposition of shares acquired upon the exercise of the option (alternatively, the Company may require the optionee to pay the Company such amount, in cash, promptly upon demand).

     Appropriate adjustments will be made in the number and kind of shares available under the 1996 Plan, in the number and kind of shares subject to each outstanding option and the exercise prices of such options, as well as the limitation on the number of shares that may be granted to any employee in any calendar year, in the event of any change in the Company's Common Stock by reason of any stock dividend, split-up, spin off, combination, reclassification, recapitalization, merger, in which the Company is not the surviving corporation, exchange of shares or the like. In the event of (a) the liquidation or dissolution of the Company, or (b) a merger in which the Company is not the surviving corporation or a consolidation, any outstanding options shall terminate upon the earliest of any such event, unless other provision is made therefor on the transaction. The Company shall give each optionee at least 20 days prior notice of any such transaction, advising the optionee of the impact of the transaction on his option.

     No option may be granted under the 1996 Plan after April 23, 2006. The Board of Directors may at any time terminate or amend the Plan; provided, however, that, without the approval of the Company's stockholders, no amendment may be made which would (a) except as a result of the anti-dilution adjustments described above, increase the maximum number of shares available for the grant of options or increase the maximum number of options that may be granted to an employee in any calendar year, (b) prior to August 15, 1996, materially increase the benefits accruing to participants under the 1996 Plan, or (c) change the eligibility requirements for persons who may receive options. No termination or amendment may adversely affect the rights of an optionee with respect to an outstanding option without the optionee's consent.

STOCK OPTIONS

     The following table sets forth information as to all grants of stock options to the Named Executive Officers during 1995.

                            OPTION GRANTS IN 1995(1)

                                                                                                 POTENTIAL REALIZABLE
                                                           INDIVIDUAL GRANTS                       VALUE AT ASSUMED
                                           --------------------------------------------------      ANNUAL RATES OF
                                           NUMBER OF     % OF TOTAL                                  STOCK PRICE
                                           SECURITIES     OPTIONS                                  APPRECIATION FOR
                                           UNDERLYING    GRANTED TO                                 OPTION TERM(3)
                                            OPTIONS      EMPLOYEES      EXERCISE     EXPIRATION  --------------------
                  NAME                     GRANTED(2)     IN 1995        PRICE         DATE             AT 5%
- ----------------------------------------   ----------    ----------    ----------    --------    --------------------
Stephen Katz............................          0            0         $    0            --          $      0
Robert P. Dahut.........................          0            0              0            --                 0
Michael E. McConnell....................      3,820          .97          10.94      12/22/05            26,276
Douglas F. Anderson.....................      3,820          .97          10.94      12/22/05            26,276
David N. Hoogerwerf.....................      3,820          .97          10.94      12/22/05            26,276


                  NAME                           AT 10%
- ----------------------------------------  --------------------
Stephen Katz............................        $      0
Robert P. Dahut.........................               0
Michael E. McConnell....................          66,588
Douglas F. Anderson.....................          66,588
David N. Hoogerwerf.....................          66,588

- ------------

(1) No stock appreciation rights ('SARs') were granted to any of the Named Executive Officers during 1995.

(2) The options become exercisable in cumulative annual installments of 20% per year on each of the first five anniversaries of the grant date. The options are exercisable over a ten year period.

(3) The dollar amounts set forth under these columns are the result of calculations at the 5% and 10% rates established by the SEC and are not intended to forecast future appreciation of the Company's stock price. The Company did not use an alternative formula for a grant date valuation as it is unaware of any formula which would determine with reasonable accuracy a present value based upon future unknown factors. In order to realize the potential values set forth under the columns headed 'At 5%' and 'At 10%', the price per share of the Company's Common Stock at the end of the ten-year option term would be $35.63 and $56.74, respectively.

     The following table sets forth information with respect to the exercise of stock options during 1995 by the Named Executive Officers and unexercised options held by them on December 31, 1995.

                      AGGREGATED OPTION EXERCISES IN 1995
                     AND DECEMBER 31, 1995 OPTION VALUES(1)

                                                                  NUMBER OF SECURITIES
                                                                 UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED
                                       SHARES                          OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                      ACQUIRED       VALUE          DECEMBER 31, 1995             DECEMBER 31, 1995
NAME                                 ON EXERCISE    REALIZED    EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE(2)
- ----------------------------------   -----------    --------    -------------------------    ----------------------------
Stephen Katz......................           0      $      0         432,000/400,000            $ 3,426,000/$2,020,000
Robert P. Dahut...................      60,000       446,250          60,000/480,000                330,000/ 2,640,000
Michael E. McConnell..............      48,000       265,500          76,000/185,820                637,125/ 1,504,813
Douglas F. Anderson...............           0             0          14,000/ 59,820                 73,750/   297,626
David N. Hoogerwerf...............      26,000       307,062          66,000/115,820                536,937/   826,188

- ------------

(1) There were no SAR exercises during 1995 and no SARs were outstanding at December 31, 1995.

(2) The closing price for the Company's Common Stock as reported on the NASDAQ National Market on December 31, 1995 was $11.63 per share. Value is calculated by multiplying (a) the difference between $11.63 and the option exercise price by (b) the number of shares of Common Stock underlying the option.

EMPLOYMENT AGREEMENTS

     Effective January 31, 1994, the Company entered into an employment agreement with Robert P. Dahut to serve as President and Chief Operating Officer of the Company. The agreement expires on December 31, 1996. Mr. Dahut's annual base salary is $150,000 and he is eligible to receive, at the discretion of the Company, an annual bonus in an aggregate amount of up to $150,000 for each calendar year of employment based upon the Company meeting performance criteria established from time to time by the Company. Under the terms of the agreement, Mr. Dahut is entitled to the use of an automobile to be provided by the Company, a $500,000 term life insurance policy and an accidental death and travel insurance policy.

     In the event of the termination of Mr. Dahut's employment due to a 'Change of Control' of the Company (i) if the Payment Condition (as defined below) is satisfied, the Company shall pay him an amount equal to 2.9 times his annual base salary; and (ii) if the Payment Condition is not satisfied, then the Company shall pay him an amount equal to one year's annual salary. For this purpose, the 'Payment Condition' shall be deemed to be satisfied if the Value Per Share (as defined below) is (i) at least $17.25, if the Change of Control occurs during 1996 and (ii) at least such other price as may be agreed to by the Company and Mr. Dahut, if the Change of Control occurs after 1996. The foregoing prices shall be appropriately adjusted to give effect to any stock split or similar event. The 'Value Per Share' shall mean the total consideration received in respect of one share of Common Stock in connection with the transaction constituting the Change of Control; provided, however, that if the Change of Control occurs other than as the result of a transaction in which stockholders of the Company receive value, then the 'Value Per Share' shall be deemed to be the last reported sale price, regular way, prior to the Change of Control date on the principal national securities exchange upon which such stock is regularly traded on such date. 'Change of Control' is deemed to occur upon (i) the acquisition of 25% or more of the outstanding Common Stock or voting power of the Company (by other than any acquisition directly from the Company, any acquisition by the Company, any acquisition by a Company employee benefit plan or any acquisition by any corporation pursuant to a reorganization, merger or consolidation), (ii) the Incumbent Directors, as defined, becoming less than a majority of the Board of Directors, or (iii) a reorganization, merger, consolidation, liquidation or dissolution of the Company or a sale of substantially all of its assets unless, among other things, at least 60% of the shares of the successor in said reorganization, merger or consolidation or transferee of such assets are owned by the owners of the Company's Common Stock prior to such transaction.

     Effective January 1, 1993, the Company entered into an employment agreement with Michael E. McConnell to serve as Vice President and Chief Financial Officer of the Company. The agreement expires on December 31, 1996. Mr. McConnell's annual base salary is currently $122,500 and he is a further eligible to receive, at the discretion of the Company, an annual bonus in an aggregate amount of up to fifty percent (50%) of his annual base salary based upon the Company meeting certain operating goals and objectives, including financial performance, as established from time to time by the Company. In the event of a 'Change of Control' of the Company, Mr. McConnell will be entitled to a lump sum severance payment equal to the sum of (i) his annual base salary and highest annual bonus paid during the term of the agreement and (ii) the sum of his unpaid base salary through the date of termination and a pro rata portion of the highest annual bonus awarded him during the term of the employment agreement. A 'Change in Control' is deemed to occur upon (i) the acquisition of 20% or more of the outstanding Common Stock or voting power of the Company (by other than Mr. McConnell or a Company employee benefit plan or pursuant to a purchase directly from the Company), (ii) the Incumbent Directors, as defined, becoming less than a majority of the Board of Directors, or (iii) a reorganization, merger, consolidation, liquidation or dissolution of the Company or a sale of substantially all of its assets unless, among other things, at least 60% of the shares of the successor in said reorganization, merger or consolidation or transferee of such assets are owned by the owners of the Company's Common Stock prior to such transaction.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth as of July 1, 1996 (except as otherwise indicated in footnotes 3 and 4), information with respect to the beneficial ownership of the Company's Common Stock by (i) each Selling Shareholder, (ii) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (iii) each director of the Company, (iv) each of the Named Executive Officers (as such term is herein defined) and (v) all directors and executive officers of the Company as a group.


                                                                                                       PERCENT OF OUTSTANDING
                                                                AMOUNT AND         SHARES TO                   SHARES
                                                                NATURE OF         BE SOLD IN        ----------------------------
                      NAME AND ADDRESS                          BENEFICIAL           THIS           BEFORE THE      FOLLOWING
                   OF BENEFICIAL OWNER(1)                      OWNERSHIP(2)        OFFERING          OFFERING      THE OFFERING
- ------------------------------------------------------------   ------------    -----------------    ----------    --------------
President and Fellows of Harvard College ...................     2,141,400(3)                 --        9.7%              9.1%
  c/o Harvard Management Company, Inc.
  600 Atlantic Avenue
  Boston, MA 02210
Terren S. Peizer ...........................................     1,430,000(4)                 --        6.5%              6.1%
  1999 Avenue of the Stars
  Los Angeles, CA 90067
Stephen Katz................................................       842,614(5)                 --        3.9%              3.6%
Robert P. Dahut.............................................       180,000(6)            150,000       *               *
Jay Goldberg................................................        60,000(6)                 --       *               *
Michael E. McConnell........................................        64,000(6)                 --       *               *
David N. Hoogerwerf.........................................        78,000(6)             60,000       *               *
Douglas F. Anderson.........................................             0                    --       *               *
Heidi P. Adkisson...........................................        16,800(6)             16,000       *               *
All directors and executive officers as a group (8
  persons)..................................................     1,253,014(7)            226,000        5.5%              4.4%


- ------------

*  Less than 1%.

(1) Pursuant to the rules of the Securities and Exchange Commission (the 'SEC'), addresses are only given for holders of 5% or more of the outstanding Common Stock of the Company.

(2) Unless otherwise indicated, each person or group has sole voting and investment power with respect to such shares. For purposes of computing the percent of outstanding shares held by each person or group named above as of a given date, any shares which such person or group has the right to so acquire are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person or group.

(3) Represents 2,100,794 shares as to which the President and Fellow of Harvard College have sole voting and dispositive power and 25,660 shares as to which the Harvard Yenching Institute, with an address at 2 Divinity Avenue, Cambridge, Massachusetts 02138 has sole voting and dispositive power. The information is based on a Schedule 13G dated February 13, 1996 filed with the SEC by the President and Fellow of Harvard College and the Harvard Yenching Institute as a group. Also represents an additional 15,006 shares (which information is based on 13(f) institutional filings for the week ended May 26, 1996, reporting as of March 31, 1996, as reported in the CDA Bullseye Ownership Report).

(4) Information based on a Schedule 13D dated February 5, 1993, as amended through June 27, 1994, filed with the SEC by Terren S. Peizer.

(5) Includes 302,000 shares subject to currently exercisable options.

(6) Consists of shares subject to currently exercisable options.

(7) Represents an aggregate of 712,200 shares subject to currently exercisable options.

                              CERTAIN TRANSACTIONS

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended December 31, 1995, the Compensation and Stock Option Committee of the Board of Directors of the Company (the 'Committee') consisted of Jay Goldberg (all year), Joseph Esposito (until his death in August
1995) and Lawrence Howard (from October 1995).

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the Company's capital stock is qualified in its entirety by reference to the Company's Certificate of Incorporation.

COMMON STOCK

     The Company is authorized to issue up to 30,000,000 shares of Common Stock, par value $.001 per share. As of June 14, 1996, the Company had 177 shareholders of record and the Company believes its Common Stock is beneficially owned by in excess of 5,000 holders.

     Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably dividends when, as, and if declared by the Board of Directors out of funds legally available therefore and, upon the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is, and the Common Stock to be outstanding upon completion of this Offering will be, duly authorized and validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company is authorized to issue up to 5,000,000 shares of preferred stock, par value $.01 per share. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by shareholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions.

     No shares of preferred stock will be outstanding as of the closing of this offering, and the Company has no present plans for the issuance thereof. The issuance of any such preferred stock could adversely affect the rights of the holders of Common Stock and therefore, reduce the value of the Common Stock. The ability of the Board of Directors to issue preferred stock could discourage, delay or prevent a takeover to the Company. See 'Risk Factors -- Anti-Takeover Provisions.'

ANTI-TAKEOVER PROVISIONS

     The Certificate of Incorporation and By-laws of the Company contain various provisions which may have the effect of discouraging, delaying or preventing future changes of control or takeover attempts, which the Company's stockholders may deem to be in their best interests, and perpetuating the Company's existing management. Among other things, such provisions: (i) provide the Board of Directors with broad discretion to issue serial preferred stock; (ii) provide for three-year terms for the directors of the Company and the election of such directors on a staggered basis; (iii) prohibit repurchases by the Company from a stockholder owning 5% or more or the Company's voting securities (other than those stockholders meeting such description as of May 30, 1991) who have held their securities for less than two years, unless approved by a majority of the disinterested stockholders; and (iv) require the approval of two-thirds of all shares eligible to vote for any proposed amendment to the Certificate of Incorporation or By-laws that seeks to modify or remove the foregoing provisions. In addition, in certain circumstances, Delaware law requires the approval of two-thirds of all shares eligible to vote for certain business combinations involving a stockholder owning 15% or more of the Company's voting securities (other than stockholders currently meeting such description), excluding the voting power held by such stockholder. The existence of all of the above provisions may have the effect of discouraging, delaying or preventing a future change of control or takeover attempt of the Company, which could have an adverse effect on the market price of the Common Stock. See 'Description of Capital Stock -- Anti-Takeover Provisions.'

ELECTION OF DIRECTORS

     The Certificate of Incorporation and By-laws of the Company set the number of directors at a minimum of three and a maximum of fifteen and provide for three-year terms of office on a staggered basis.

REMOVAL OF DIRECTORS

     The Certificate of Incorporation of the Company permits stockholders to remove a director with or without cause by an affirmative vote of two-thirds of the total votes eligible to be cast at a duly constituted meeting called expressly for that purpose.

APPROVAL OF REPURCHASES

     The Certificate of Incorporation of the Company prohibits repurchases by the Company from a stockholder owning more than 5% of the Company's voting securities (a 'Significant Stockholder') (other than those stockholders meeting such description as of May 30, 1991) who has owned such securities of the Company for less than two years, unless approved by an affirmative vote of at least a majority of the total votes entitled to vote generally in the election of directors other than the voting power held by the Significant Stockholder.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Certificate of Incorporation provides that in addition to the general requirements to amend a certificate of incorporation, an affirmative vote of the holders of at least two-thirds of the total votes eligible to be cast is required to amend the anti-takeover provisions described above.

     The Certificate of Incorporation of the Company provides that either the Board of Directors or the stockholders may alter, amend or repeal the By-laws of the Company. The Board of Directors may take such action by an affirmative vote of at least a majority of the directors at a meeting expressly called for that purpose. Such action by stockholders requires an affirmative vote of at least two-thirds of the total votes eligible to be cast at a meeting called expressly for that purpose.

TRANSFER AGENT

     Continental Stock Transfer & Trust Company, New York, New York as Transfer Agent for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Shares Eligible for Future Sale. Upon completion of this offering, the Company will have outstanding 23,669,748 (including 237,280 shares issued for option exercises from April 1, 1996 to the date of this prospectus) shares of Common Stock, of which the 1,726,000 shares sold in this offering (1,984,900 shares if the Underwriters' over-allotment option is exercised in full) and the 4,600,000 shares sold in the Company's initial public offering in August 1991 and all other shares will be freely tradeable without restriction or further registration under the Securities Act, except for those shares held by 'affiliates' (as defined in the Securities Act) of the Company. There are no restricted shares currently outstanding. Affiliates are able to sell shares pursuant to Rule 144 ('Rule 144') under the Securities Act, subject to compliance with certain requirements set forth in Rule 144. In addition, 5,400,000 shares of Common Stock are authorized under the Company's 1991 Qualified Stock Option Plan, 1991 Non-

Qualified Stock Option Plan, as amended, 1993 Non-Employee Directors Stock Option Plan and 1996 Stock Option Plan. Of these shares, 2,176,160 shares are issuable upon the exercise of outstanding stock options granted by the Company, of which options to purchase 513,100 shares are currently exercisable (assuming the exercise by certain Selling Stockholders of options to purchase 76,000 shares of Common Stock). Registration statements on Form S-8 have been filed with the Securities and Exchange Commission (the 'Commission') registering all of the shares of Common Stock that may be issued under these plans, other than the 1996 Stock Option Plan, and registering 600,000 shares of Common Stock issued to Robert Dahut which were not issued in connection with any stock option plan of the Company. Of these shares, 390,000 are issuable upon exercise of certain options to purchase shares of Common Stock (which are in addition to the 150,000 shares being sold by Mr. Dahut in connection with this Prospectus and which include 30,000 options currently exercisable by Mr. Dahut. The Company and each of its executive officers and directors have agreed with the Underwriters, subject to limited exceptions, not to offer, sell, pledge, contract to sell, grant any other option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for, or warrants, rights or options to acquire shares of Common Stock, for a period of 180 days from the date of this Prospectus without the prior written consent of the Representative. The Company estimates that 540,434 shares of outstanding Common Stock and 838,820 shares of Common Stock that are issuable upon the exercise of outstanding options will be subject to such agreements. No new options will be granted under either the Company's 1991 Non-Qualified Stock Option Plan, or under the Company's 1991 Qualified Stock Option Plan. Sales of substantial amounts of shares of Common Stock in the public market, or the availability of such shares for future sale, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise additional capital through an offering of its equity securities. See 'Shares Eligible for Future Sale' and 'Underwriting.'

                                  UNDERWRITING

     The Underwriters named below, for whom Gerard Klauer Mattison & Co., LLC is acting as the representative (the 'Representative'), have severally agreed, subject to the terms and conditions of an underwriting agreement (the 'Underwriting Agreement'), to purchase on a 'firm commitment' basis, the respective numbers of shares of Common Stock set forth opposite their names below:

                                                                                     NUMBER
UNDERWRITER                                                                         OF SHARES
- ---------------------------------------------------------------------------------   ---------

Gerard Klauer Mattison & Co., LLC................................................

                                                                                    ---------
     Total.......................................................................   1,726,000
                                                                                    ---------
                                                                                    ---------

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock if any are taken.

     The Representative has advised the Company that the Underwriters propose to offer the shares of Common Stock offered hereby initially at the public offering price per share set forth on the cover page of this Prospectus and in part, through the Representative, to certain other dealers at such prices less a
concession  not in excess of  $            per share;  that the Underwriters may
allow, and such dealers may reallow, a discount not in excess of $           per
share on sales to other dealers; and that after the initial public offering, the public offering price, concession and the discount selling terms may be changed by the Representative. The Underwriters have informed the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company and certain of the Selling Shareholders have granted the Underwriters an option, exercisable for 45 days from the date of this Prospectus, to purchase, in the aggregate, up to an additional 258,900 shares of Common Stock, at the public offering price less underwriting discounts. The Underwriters may exercise such option only for the purpose of covering over-allotments, if any, incurred in connection with the sale of Common Stock offered hereby. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase the same percentage of such additional shares as the number of other shares of Common Stock to be purchased by that Underwriter shown on the foregoing table bears to the total number of shares initially offered hereby.

     The Company and each of its executive officers and directors have agreed with the Underwriters, subject to limited exceptions, not to offer, sell, pledge, contract to sell, grant any other option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for, or warrants, rights or options to acquire shares of Common Stock, for a period of 180 days from the date of this Prospectus without the prior written consent of the Representative.

     The Company also has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act, or to contribute to payments that may be required to make in respect thereof.

     In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified market makers on the Nasdaq National Market may have engaged in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act, during the two business day period before commencement of offers or sales of the Common Stock. Passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby has been passed upon for the Company by Parker Chapin Flattau & Klimpl, LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Andrews & Kurth L.L.P. New York, New York.

                                    EXPERTS

     The financial statements of the Company as at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports therein, appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission, including the Registration Statement on Form S-1 of which this Prospectus is a part, and the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Upon written or oral request, the Company will provide, without charge, to each person who receives a copy of this Prospectus, a copy of any of the information that is incorporated by reference herein. Electronic registration statements made through the Electronic Data Gathering Analysis and Retrieval System are publicly available through the Commission's Web Site (http://www.sec.gov).

     The Company has filed a Registration Statement on Form S-1 under the Securities Act with the Commission with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in that Registration Statement and the exhibits, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and its Common Stock, reference is hereby made to such Registration Statement and exhibits. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provision of such exhibit, to which reference is made for a full statement of the provisions thereof.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                            PAGE
                                                                                                           NUMBER
                                                                                                           ------

Report of Ernst & Young LLP, Independent Auditors.......................................................     F-2
Balance Sheets..........................................................................................     F-3
Statements of Operations................................................................................     F-4
Statements of Stockholders' Equity......................................................................     F-5
Statements of Cash Flows................................................................................     F-6
Notes to Financial Statements...........................................................................     F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
CELLULAR TECHNICAL SERVICES COMPANY, INC.

     We have audited the accompanying balance sheets of Cellular Technical Services Company, Inc. as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cellular Technical Services Company, Inc. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                        /s/ ERNST & YOUNG LLP

Seattle, Washington

March 1, 1996, except for the first paragraph of Note K as to which the date is June 24.

                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                                 BALANCE SHEETS

                                                                              DECEMBER 31,            MARCH 31,
                                                                       --------------------------   -----------
                                                                          1994           1995           1996
                                                                       -----------    -----------   -----------
                                                                                                     (UNAUDITED)
                               ASSETS
CURRENT ASSETS
     Cash and cash equivalents......................................   $ 9,041,985    $ 9,448,255    $ 5,720,399
     Accounts receivable, net of allowances of $177,658 in 1994,
       $70,000 in 1995 and $80,000 in 1996..........................     1,746,801        508,238        480,309
     Inventories, net...............................................       454,516      1,947,060      2,783,130
     Prepaid expenses and other current assets......................       290,668        827,712      1,289,477
                                                                       -----------    -----------    -----------
          Total Current Assets......................................    11,533,970     12,731,265     10,273,315
PROPERTY AND EQUIPMENT, net.........................................     1,336,915      2,292,632      2,257,209
SOFTWARE DEVELOPMENT COSTS, net.....................................     2,605,835      3,346,748      3,500,605
                                                                       -----------    -----------    -----------
          TOTAL ASSETS..............................................   $15,476,720    $18,370,645    $16,031,129
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------

                LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable and accrued liabilities.......................   $   892,697    $ 1,154,396    $   912,989
     Payroll-related liabilities....................................       506,314        223,222        296,526
     Taxes (other than payroll and income)..........................       131,307        197,843         28,825
     Deferred revenue and customers' deposits.......................       220,631         61,973        195,421
                                                                       -----------    -----------    -----------
          Total Current Liabilities.................................     1,750,949      1,637,434      1,433,761
STOCKHOLDERS' EQUITY
     Preferred Stock, $.01 par value per share, 5,000,000 shares authorized, none issued and outstanding
     Common Stock, $.001 par value per share, 30,000,000 shares authorized, 19,741,268 shares issued and outstanding in 1994,
       21,602,768 in 1995 and 21,706,468 in 1996....................        19,741         21,603         21,707
     Additional paid-in capital.....................................    17,395,481     20,337,872     20,702,484
     Retained deficit...............................................    (3,689,451)    (3,626,264)    (6,126,823)
                                                                       -----------    -----------    -----------
          Total Stockholders' Equity................................    13,725,771     16,733,211     14,597,368
                                                                       -----------    -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........................   $15,476,720    $18,370,645    $16,031,129
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------

 The accompanying footnotes are an integral part of these financial statements.

                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                            STATEMENTS OF OPERATIONS

                                                                                         THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                     MARCH 31,
                                        -----------------------------------------    --------------------------
                                           1993           1994           1995           1995           1996
                                        -----------    -----------    -----------    -----------    -----------
                                                                                            (UNAUDITED)

REVENUES
     License and service fees........   $ 3,875,353    $ 8,691,036    $10,944,788    $ 2,736,768    $   645,622
     Equipment sales.................     1,215,738      1,040,863      1,164,536        612,812         89,164
     Interest income.................       176,594        280,181        475,512        118,984        107,493
                                        -----------    -----------    -----------    -----------    -----------
          Total Revenues.............     5,267,685     10,012,080     12,584,836      3,468,564        842,279
COSTS AND EXPENSES
     Cost of license and service
       fees..........................     1,574,521      2,619,435      3,330,801        922,539        785,200
     Cost of equipment sales.........     1,329,276      1,112,254      1,485,952        611,731        278,405
     Sales and marketing.............       738,068        789,578      2,141,853        507,607        822,873
     General and administrative......     1,563,794      2,269,170      2,115,991        601,783        510,611
     Research and development........     1,268,361      1,661,772      3,445,052        576,777        945,749
                                        -----------    -----------    -----------    -----------    -----------
          Total Costs and Expenses...     6,474,020      8,452,209     12,519,649      3,220,437      3,342,838
                                        -----------    -----------    -----------    -----------    -----------
INCOME (LOSS) BEFORE INCOME TAXES....    (1,206,335)     1,559,871         65,187        248,127     (2,500,559)
PROVISION FOR INCOME TAXES...........            --         10,000          2,000          5,000             --
                                        -----------    -----------    -----------    -----------    -----------
NET INCOME (LOSS)....................   $(1,206,335)   $ 1,549,871    $    63,187    $   243,127    $(2,500,559)
                                        -----------    -----------    -----------    -----------    -----------
                                        -----------    -----------    -----------    -----------    -----------
NET INCOME (LOSS) PER SHARE..........       $(0.07)          $0.08          $0.00          $0.01        $(0.12)
                                        -----------    -----------    -----------    -----------    -----------
                                        -----------    -----------    -----------    -----------    -----------
WEIGHTED AVERAGE SHARES
  OUTSTANDING........................    17,363,680     20,297,326     22,026,150     22,158,686     21,608,900
                                        -----------    -----------    -----------    -----------    -----------
                                        -----------    -----------    -----------    -----------    -----------

 The accompanying footnotes are an integral part of these financial statements.

                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                        COMMON STOCK         ADDITIONAL
                                                    ---------------------      PAID-IN       RETAINED
                                                      SHARES      AMOUNT       CAPITAL        DEFICIT         TOTAL
                                                    ----------    -------    -----------    -----------    -----------

Balance, January 1, 1993.........................   17,216,000    $17,216    $13,472,691    $(4,032,987)   $ 9,456,920
Exercise of common stock warrants................      320,976        321        395,551                       395,872
Exercise of stock options........................      292,000        292        372,552                       372,844
Other............................................                                 33,000                        33,000
Net loss.........................................                                            (1,206,335)    (1,206,335)
                                                    ----------    -------    -----------    -----------    -----------
Balance, December 31, 1993.......................   17,828,976     17,829     14,273,794     (5,239,322)     9,052,301
Exercise of common stock warrants................    1,628,772      1,629      2,764,671                     2,766,300
Exercise of stock options........................      283,520        283        357,016                       357,299
Net income.......................................                                             1,549,871      1,549,871
                                                    ----------    -------    -----------    -----------    -----------
Balance, December 31, 1994.......................   19,741,268     19,741     17,395,481     (3,689,451)    13,725,771
Exercise of stock options........................    1,861,500      1,862      2,942,391                     2,944,253
Net income.......................................                                                63,187         63,187
                                                    ----------    -------    -----------    -----------    -----------
Balance, December 31, 1995.......................   21,602,768     21,603     20,337,872     (3,626,264)    16,733,211
Exercise of stock options (unaudited)............      103,700        104        364,612                       364,716
Net loss (unaudited).............................                                            (2,500,559)    (2,500,559)
                                                    ----------    -------    -----------    -----------    -----------
Balance, March 31, 1996 (unaudited)..............   21,706,468    $21,707    $20,702,484    $(6,126,823)   $14,597,368
                                                    ----------    -------    -----------    -----------    -----------
                                                    ----------    -------    -----------    -----------    -----------

 The accompanying footnotes are an integral part of these financial statements.

                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                            STATEMENTS OF CASH FLOWS

                                                                                                    THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                         -------------------------------------   ------------------------
                                                            1993          1994         1995         1995         1996
                                                         -----------   ----------   ----------   ----------   -----------
                                                                                                       (UNAUDITED)

OPERATING ACTIVITIES
     Net income (loss).................................  $(1,206,335)  $1,549,871   $   63,187   $  243,127   $(2,500,559)
     Adjustments to reconcile net income (loss) to net
       cash provided by (used in) operating activities:
       Depreciation and amortization of property and
          equipment....................................      433,062      433,718      609,755      127,401       180,651
       Amortization of software development costs......      556,942      550,257      984,977      241,775       279,972
       Other...........................................       33,000
     Changes in operating assets and liabilities:
       (Increase) decrease in accounts receivable......     (289,689)    (315,949)   1,238,563   (1,528,363)       27,929
       (Increase) decrease in inventories..............     (437,223)     114,663   (1,492,544)    (209,194)     (836,070)
       (Increase) in prepaid expenses and other current
          assets.......................................     (168,138)     (59,122)    (537,044)    (204,007)     (461,765)
       Increase (decrease) in accounts payable and
          accrued liabilities..........................       52,982      370,975      261,699      119,575      (241,407)
       Increase (decrease) in payroll-related
          liabilities..................................       16,711      379,835     (283,092)    (134,552)       73,304
       Increase (decrease) in taxes (other than payroll
          and income)..................................      143,627      (30,427)      66,536        2,120      (169,018)
       Increase (decrease) in deferred revenue and
          customers' deposits..........................       (1,613)     219,436     (158,658)     331,408       133,448
                                                         -----------   ----------   ----------   ----------   -----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES....     (866,674)   3,213,257      753,379   (1,010,710)   (3,513,515)
INVESTING ACTIVITIES
     Purchase of property and equipment................     (439,495)    (727,690)  (1,565,472)    (597,204)     (145,228)
     Capitalization of software development costs......     (750,277)  (1,724,722)  (1,725,890)    (413,857)     (433,829)
                                                         -----------   ----------   ----------   ----------   -----------
NET CASH USED IN INVESTING ACTIVITIES..................   (1,189,772)  (2,452,412)  (3,291,362)  (1,011,061)     (579,057)
FINANCING ACTIVITIES
     Proceeds from exercise of common stock warrants...      395,872    2,766,300
     Proceeds from exercise of stock options...........      372,844      357,299    2,944,253      268,399       364,716
                                                         -----------   ----------   ----------   ----------   -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES..............      768,716    3,123,599    2,944,253      268,399       364,716
                                                         -----------   ----------   ----------   ----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...   (1,287,730)   3,884,444      406,270   (1,753,372)   (3,727,856)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.........    6,445,271    5,157,541    9,041,985    9,041,985     9,448,255
                                                         -----------   ----------   ----------   ----------   -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR...............  $ 5,157,541   $9,041,985   $9,448,255   $7,288,613   $ 5,720,399
                                                         -----------   ----------   ----------   ----------   -----------
                                                         -----------   ----------   ----------   ----------   -----------

 The accompanying footnotes are an integral part of these financial statements.

                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                         NOTES TO FINANCIAL STATEMENTS
               (AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1996 AND
       FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 ARE UNAUDITED)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES:

     Nature of Operations and Organization -- Cellular Technical Services Company, Inc. (the 'Company') is primarily engaged in the design, development, marketing, installation and support of integrated data processing systems for the wireless communications industry. Although the Company's current customer base is comprised of domestic U.S. cellular service providers, management believes that demand for the Company's products extends worldwide. The Company was incorporated in Delaware on August 19, 1988. Prior to September 14, 1995, the Company's single largest stockholder had been Nationwide Cellular Service, Inc. ('Nationwide').

     Interim Financial Information -- The financial information at March 31, 1996 and for the three months ended March 31, 1996 and 1995 and the related notes thereto are unaudited, but include all adjustments (consisting of normal recurring accruals) that the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of results that may be expected for the entire year.

     Cash and Cash Equivalents -- The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Diversification of Credit Risk -- The Company is subject to concentrations of credit risk primarily from cash investments and accounts receivable. Credit risk from cash investments is managed by diversification of cash investments among institutions and by the purchase of investment-grade commercial paper securities which are held to maturity. The estimated fair values of the securities approximate cost. Credit risk associated with trade receivables is subject to ongoing credit evaluations. Reserves for potential losses, if any, are maintained where appropriate.

     Inventories -- Inventories, which primarily consist of raw materials, work in process, finished components, and data processing and telecommunication equipment, are stated at the lower of cost or market value, with cost determined on a first-in, first-out basis. Inventories are integrated for delivery to customers by either the Company or its third-party integrators.

     Property  and  Equipment  -- Property  and  equipment,  including leasehold improvements, are stated at costs, less accumulated depreciation and amortization. Depreciation and amortization commences at the time assets are placed in service and is computed using the straight-line method over the estimated useful lives of the assets of two to five years or terms of the associated operating lease. The Company capitalizes expenditures that significantly increase the life of the related assets, while maintenance and repairs are charged to operations. Gain or loss is reflected in results of operations upon the retirement or sale of assets.

     Software Development Costs -- Software development costs, consisting of purchased and internally developed software, have been capitalized in accordance with Financial Accounting Standards Board Statement No. 86, 'Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.' Capitalization of software development costs begins upon the establishment of technological feasibility. The ongoing assessment of the recoverability of these costs considers external factors including, but not limited to, anticipated future net product revenues, estimated economic life and changes in software and hardware technology. Amortization of capitalized software development costs is the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product. Amortization begins when products are available for general release.

     Revenue Recognition -- Software license fees are recognized in accordance with contractual agreements entered into between the Company and its customers and typically provide for (a) single fee license sales whereby the purchaser receives unlimited usage of the software product for the duration of

                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
               (AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1996 AND
       FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 ARE UNAUDITED)

the contract, (b) fixed monthly payments over the term of the contract, or (c) the monthly payment of fees based upon usage levels, which may be subject to predetermined minimums. Revenues from services and equipment sales are recognized at the time the Company has completed its material obligations with respect to each sales transaction. Maintenance revenues, which are included with service fees, are recognized ratably over the period that maintenance coverage is provided.

     Income Taxes -- The Company follows the deferred method of accounting for income taxes whereby deferred tax assets and liabilities are determined based on differences between financial reporting basis and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance for deferred tax assets that cannot be currently recognized due to the cumulative losses incurred by the Company.

     Net Income (Loss) Per Share -- The computation of net income (loss) per share is based upon the weighted average number of common shares outstanding during the period plus (in periods in which they have a dilutive effect) the weighted average effect of common shares contingently issuable upon the exercise of stock options and warrants (using the treasury stock method). Fully diluted earnings per common and common equivalent share are not presented since dilution is less than 3%.

     Stock-Based Compensation -- In October 1995, the Financial Accounting Standards Board issued Statement No. 123, 'Accounting for Stock-Based Compensation.' The Statement is effective for fiscal years beginning after December 15, 1995. Under Statement No. 123, stock-based compensation expense is measured using either the intrinsic-value method as prescribed by Accounting Principles Board Opinion No. 25 or the fair value method described in Statement No. 123. Companies choosing the intrinsic-value method will be required to disclose the pro forma impact of the fair value method on net income and earnings per share. The Company plans to implement the Statement in 1996 using the intrinsic-value method; accordingly, there will be no effect of adopting the Statement on the Company's financial position and results of operations.

     Risks and Uncertainties -- Effective for fiscal years ending after December 15, 1995, the Company is required to disclose, among other items, certain significant risks and uncertainties in accordance with the AICPA Statement of Position ('SOP') No. 94-6. Management of the Company believes that the risks and uncertainties discussed below, whether viewed individually or combined, will not result in a significant unfavorable impact to the Company. However, there can be no assurance that any unfavorable outcome of the risks and uncertainties discussed below will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

     Competition in selling the Company's products continues to grow as cellular software vendors, cellular carriers and other technology-oriented companies have developed or are developing products that do or will compete against the Company's products. In connection with developing the Company's software products, significant amounts of software development costs have been capitalized. Additionally, the Company has purchased inventories that are intended to support future product sales. In the event that the Company is not successful in generating sufficient future product revenues, the carrying value of capitalized software, inventories, and other assets could be significantly impaired.

     The nature of the Company's business is such that a single customer will account for more than 10% of the Company's product and service revenues during a given fiscal period. Sales to customers aggregating 10% or more, either individually or combined as affiliates due to common ownership, were concentrated as follows: four customers with sales of 34%, 17%, 16% and 11% during the quarterly period ended March 31, 1996, three customers with sales of 12%, 15% and 59% in 1995, three customers with sales of 11%, 22% and 54% in 1994 and two customers with sales of 24% and 56% in 1993. The aggregate sales to these customers (only one of which has accounted for more than 10% during all periods presented) represented 83%, 86%, 87% and 80% of the Company's total product and service revenues during the 1996, 1995, 1994 and 1993 periods, respectively. There can be no assurances

                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
               (AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1996 AND
       FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 ARE UNAUDITED)

that such customers will continue to maintain business relationships with the Company. Accordingly, the loss of one or more major customers could have a material adverse effect on the Company.

     Should the Company's recent contract signings and expanded sales efforts lead to additional sales of its Blackbird'r' Products, the Company may need to obtain additional financing to fund this growth. Factors impacting the need will be timing of contract signings, negotiated payment terms, manufacturing and inventory lead times and others. Debt or equity financing could be obtained from currently identified or new sources.

     From time to time, the Company could be subject to involvement with legal actions and claims arising in the ordinary course of business. The Company has received a request for indemnification from a former customer who utilized the Company's discontinued phone rental products, pursuant to a contract between the Company and the former customer which includes a limited warranty against infringement. The Company has demanded arbitration to resolve whether it has any obligation under the contract to indemnify the former customer against a claim of patent infringement brought against the former customer by a third party. The Company has conducted a review of the underlying matter and, based upon the information currently available to the Company, but subject to the inherent uncertainties involved in legal proceedings, believes that the outcome of the claim will not be material to the Company.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Reclassifications -- Certain reclassifications have been made to the prior year financial statements to conform to the current period's presentation.

NOTE B -- INVENTORY:

     Inventory consists of the following:

                                                                        DECEMBER 31,         MARCH 31,
                                                                   ----------------------  ----------
                                                                     1994         1995         1996
                                                                   --------    ----------  ----------
                                                                                           (UNAUDITED)

Raw materials...................................................   $ 78,901    $  704,641    $  923,515
Work in process and finished components.........................    464,387     1,460,211     2,107,407
                                                                   --------    ----------    ----------
                                                                    543,288     2,164,852     3,030,922
Less inventory reserves.........................................    (88,772)     (217,792)     (247,792)
                                                                   --------    ----------    ----------
                                                                   $454,516    $1,947,060    $2,783,130
                                                                   --------    ----------    ----------
                                                                   --------    ----------    ----------

NOTE C -- PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                                                       DECEMBER 31,         MARCH 31,
                                                                 ------------------------  ----------
                                                                    1994          1995         1996
                                                                 ----------    ----------  ----------
                                                                                           (UNAUDITED)

Computer equipment and software...............................   $2,226,661    $2,917,070    $3,041,959
Furniture, fixtures and office equipment......................      558,588     1,220,404     1,240,743
Leasehold improvements........................................       61,166       222,904       222,904
                                                                 ----------    ----------    ----------
                                                                  2,846,415     4,360,378     4,505,606
Less accumulated depreciation and amortization................   (1,509,500)   (2,067,746)   (2,248,397)
                                                                 ----------    ----------    ----------
                                                                 $1,336,915    $2,292,632    $2,257,209
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------

                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
               (AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1996 AND
       FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 ARE UNAUDITED)

NOTE D -- SOFTWARE DEVELOPMENT COSTS:

     Software development costs consist of the following:

                                                                       DECEMBER 31,          MARCH 31,
                                                                 ------------------------   ----------
                                                                    1994          1995         1996
                                                                 ----------    ----------   ---------
                                                                                            (UNAUDITED)

Purchased software............................................   $1,008,167    $1,008,167    $1,008,167
Developed software............................................    3,549,746     5,275,636     5,709,465
                                                                 ----------    ----------    ----------
                                                                  4,557,913     6,283,803     6,717,632
Less accumulated amortization.................................   (1,952,078)   (2,937,055)   (3,217,027)
                                                                 ----------    ----------    ----------
                                                                 $2,605,835    $3,346,748    $3,500,605
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------

NOTE E -- COMMITMENTS AND CONTINGENCIES:

Leases -- The Company leases office space under separate non-cancelable operating leases that expire in 2000 and contain renewal options for additional five-year terms. The Company also leases equipment and telecommunication lines and services under non-cancelable operating leases with initial terms ranging from three to five years expiring through 1999. In addition, the Company leases office space, equipment and telecommunication lines and services under various rental agreements with initial terms ranging from one to twelve months. Amounts charged to operations under all lease and rental agreements totaled $754,000, $536,000 and $555,000 in 1995, 1994 and 1993, respectively. Future minimum annual lease payments at December 31, 1995, under those agreements with initial terms greater than one year are as follows:

1996..............................   $  482,000
1997..............................      631,000
1998..............................      684,000
1999..............................      692,000
2000..............................      503,000
                                     ----------
     Total........................   $2,992,000
                                     ----------
                                     ----------

Royalty Agreements -- The Company has entered into three separate third-party agreements that provide for the payment of royalties based on future product sales. The agreements, some of which contain minimum royalty provisions, have varying expiration dates.

Employment Agreements -- The Company has employment agreements with four officers and one senior employee with varying expiration dates extending through 1997.

NOTE F -- RELATED-PARTY TRANSACTIONS:

     In 1994 and 1993, the Company licensed certain of its software products, provided services and sold equipment to an affiliate that had common shareholders and management with the Company. Sales to the related party amounted to $422,000 and $1,205,000 for the years ended December 31, 1994 and 1993, respectively. Related-party receivables associated with such sales amounted to $448,000 as of December 31, 1993. Since February 1994, the Company has not been an affiliate of the entity to which such products and services were provided.

     During 1991, the Company entered into a management advisory service agreement with Nationwide at $25,000 per month for a four-year period expiring in 1995. Amounts charged to general and administrative expenses under this agreement totaled $178,000, $300,000 and $300,000 during 1995, 1994 and 1993, respectively.

                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
               (AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1996 AND
       FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 ARE UNAUDITED)

NOTE G -- EMPLOYEE RETIREMENT SAVINGS PLAN:

     The Company has adopted an Employee Retirement Savings Plan (the 'Plan') covering substantially all employees who have been employed for at least six months and meet certain age and eligibility requirements. Each eligible employee may contribute up to 15% of his or her compensation per year, subject to a maximum limit imposed by federal tax law, into various funds. Under current plan provisions, matching contributions are made by the Company equal to two-thirds of the employee's contribution, subject to a maximum of 6% of compensation contribution by the employee. Company contributions charged to costs and expenses totaled $97,000, $57,000 and $38,000 during 1995, 1994 and 1993, respectively.

NOTE H -- INCOME TAXES:

     The Company had available for federal income tax purposes net operating loss carry forwards of approximately $27,500,000 and $31,200,000 at December 31, 1995 and March 31, 1996, respectively, which begin to expire in 2003. The federal income tax net operating loss carryforwards exceed the retained deficit, primarily due to the differences between financial reporting and tax treatment of software development costs and deductibility of certain amounts on exercise of stock options. A portion of the net operating loss carryforwards (approximately $21,000,000 and $22,000,000 at December 31, 1995 and March 31, 1996, respectively) are attributed to the stock option deduction, the tax effect of which will be credited to additional paid-in capital when realized. The net operating loss carryforwards of the Company have been and will continue to be subject to limitations imposed by Section 382 of the Internal Revenue Code since there has been an ownership change of greater than 50% in the Company. Additionally, the Company had research and development tax credits of approximately $688,000 at December 31, 1995 and March 31, 1996 respectively, which begin to expire in 2003.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                        DECEMBER 31,                  MARCH 31,
                                                           --------------------------------------   -----------
                                                              1993          1994          1995          1996
                                                           ----------    ----------    ----------   -----------
                                                                                                    (UNAUDITED)
Deferred tax assets:
     Net operating loss carryforwards...................   $2,346,000    $2,822,000    $9,363,000    $10,604,000
     Research and development tax credits...............      273,000       450,000       688,000        688,000
     Reserves and allowances on financial statements in
       excess of tax returns............................       62,000       139,000        98,000        144,000
                                                           ----------    ----------    ----------    -----------
          Total deferred tax assets.....................    2,681,000     3,411,000    10,149,000     11,436,000
          Valuation allowance for deferred tax assets...   (2,260,000)   (2,547,000)   (8,988,000)   (10,215,000)
                                                           ----------    ----------    ----------    -----------
          Net deferred tax assets.......................      421,000       864,000     1,161,000      1,221,000
                                                           ----------    ----------    ----------    -----------
Deferred tax liabilities:
     Depreciation on tax returns in excess of financial
       statements.......................................       35,000        38,000        54,000         55,000
     Capitalized software development costs.............      386,000       826,000     1,107,000      1,166,000
                                                           ----------    ----------    ----------    -----------
          Total deferred tax liabilities................      421,000       864,000     1,161,000      1,221,000
                                                           ----------    ----------    ----------    -----------
Net.....................................................   $   --        $   --        $   --        $   --
                                                           ----------    ----------    ----------    -----------
                                                           ----------    ----------    ----------    -----------

                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
               (AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1996 AND
       FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 ARE UNAUDITED)

     The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense is as follows:

                                                                      YEAR ENDED DECEMBER 31,           MARCH 31,
                                                                 ----------------------------------    -----------
                                                                   1993         1994         1995         1996
                                                                 ---------    ---------    --------    -----------
                                                                                                       (UNAUDITED)

Income tax provision (benefit) at statutory rate of 34%.......   $(410,154)   $ 530,356    $ 22,164     $(850,190)
Losses producing no current tax benefit.......................     410,154                                850,190
Utilization of net operating loss carryforward................                 (530,356)    (22,164)
Alternative minimum tax -- current............................                   10,000       2,000
                                                                 ---------    ---------    --------    -----------
Provision for income taxes....................................   $  --        $  10,000    $  2,000     $  --
                                                                 ---------    ---------    --------    -----------
                                                                 ---------    ---------    --------    -----------

NOTE I -- STOCKHOLDERS' EQUITY: Stock Split -- On January 10, 1994, the Company declared a two-for-one split of its Common Stock, $.001 par value per share, effected by a 100% stock dividend whereby each holder of Common Stock received one additional share of Common Stock for each share held. The additional shares were distributed on February 15, 1994. All outstanding common shares and per share amounts in the accompanying financial statements have been retroactively adjusted to give effect to the two-for-one stock split.

Class A Warrant Redemption -- On January 28, 1994, the Company exercised its right to redeem, at a price of $.25 per Warrant, all 287,500 Class A Warrants issued in 1992. Each Class A Warrant had entitled the registered holder to purchase, at a price of $8.00 per Warrant, four shares of Common Stock for a period of three years ending May 12, 1995. As of March 18, 1994 (the termination date of the Warrant exercise period), substantially all of the outstanding Class A Warrants had been exercised in exchange for 1,149,748 shares of Common Stock. Proceeds to the Company, net of expenses of $176,885 associated with the issuance of the Common Stock, amounted to $2,122,611.

Underwriter's Warrants -- In connection with the initial public offering of its securities in 1991, the Company sold to its underwriter, at a nominal price, Underwriter's Warrants to purchase 100,000 units at an exercise price of $5.75 per unit. Each unit consisted of four shares of Common Stock and one underlying warrant to purchase for $5.00 four additional shares of Common Stock. As of December 31, 1994, the Company had issued 800,000 shares of Common Stock associated with the exercise of all Underwriter's Warrants and Warrants underlying the Underwriter's Warrants. Proceeds to the Company amounted to $643,689 in 1994 and $395,872, net of registration expenses of $35,440, in 1993.

Nationwide Cellular Service, Inc. -- Prior to September 14, 1995, Nationwide owned 6,680,000 shares of the Company's Common Stock and was the holder of an option to purchase an additional 1,280,000 shares. On September 14, 1995, in conjunction with the merger between Nationwide and MCI Communications Corporation, Nationwide exercised its option and distributed the combined total of 7,960,000 shares to its stockholders. As a result of the exercise of the option, the Company received $1,600,000 and issued 1,280,000 shares of Common Stock.

Stock Options -- The Company has adopted a 1991 Qualified Stock Option Plan and a 1991 Non-Qualified Stock Option Plan. Pursuant to the 1991 Qualified Plan, as amended, the Company may grant options to purchase up to 2,800,000 shares of Common Stock to its officers and key employees, at a price which may not be less than the fair market value per share of Common Stock on the date of grant and have a term of ten years. Pursuant to the 1991 Non-Qualified Plan, as amended, the Company may grant options to purchase up to 1,200,000 shares of Common Stock to its directors, officers, key employees and others who render services to the Company at such price as fixed by the Compensation and Stock Option Committee. Options granted under both the 1991 Qualified Plan and 1991 Non-Qualified Plan generally vest to the respective option holders at the rate of 20% per year commencing

                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
               (AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1996 AND
       FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 ARE UNAUDITED)

on the first anniversary date of the grant. In December 1993, the Company adopted the 1993 Non-E mployee Director Stock Option Plan which allows the Company to grant options to purchase up to 300,000 shares of Common Stock. Pursuant to the 1993 Non-Employee Director Plan, each non-employee director is to be granted options to purchase 20,000 shares of Common Stock upon initial appointment as a director of the Company and an additional 12,000 options, in recurring annual increments, at a price equal to the fair market value per share of Common Stock on the date of grant. Options under the Non-Employee Director Plan vest to the respective option holder after one year and have a term of ten years.

The Company has also granted options to purchase 920,000 shares of Common Stock at fair market value to certain directors and officers of the Company at exercise prices ranging from $1.25 to $6.13 per share. These options are in addition to those granted under the 1991 Qualified and Non-Qualified Plans, the 1993 Non-Employee Director Plan, and the options previously granted to and subsequently exercised by Nationwide (as discussed above). The options have terms ranging from five to ten years and vest to the respective option holder over periods ranging from two to five years.

Information with respect to the Company's stock options is as follows:

                                                                    SHARES UNDER
                                                                       OPTION            OPTION PRICES
                                                                    ------------    -----------------------

Balance, December 31, 1992.......................................     2,846,000     $ 1.00     -     $ 2.11
Granted..........................................................     1,897,200       1.67     -       6.13
Exercised........................................................      (292,000)      1.00     -       2.11
Canceled.........................................................      (269,600)      1.00     -       5.41
                                                                    ------------
Balance, December 31, 1993.......................................     4,181,600       1.00     -       6.13
                                                                    ------------
Granted..........................................................       724,000       6.00     -       7.25
Exercised........................................................      (283,520)      1.00     -       5.41
Canceled.........................................................       (92,000)      1.67     -       5.41
                                                                    ------------
Balance, December 31, 1994.......................................     4,530,080       1.00     -       7.25
                                                                    ------------
Granted..........................................................       462,900       7.13     -      12.38
Exercised........................................................    (1,861,500)      1.00     -       7.25
Canceled.........................................................      (116,820)      1.00     -       8.25
                                                                    ------------
Balance, December 31, 1995.......................................     3,014,660       1.00     -      12.38
Granted (unaudited)..............................................        33,000      12.00     -      12.56
Exercised (unaudited)............................................      (103,700)      1.67     -       8.25
Canceled (unaudited).............................................        (4,920)      7.25     -      10.94
                                                                    ------------
                                                                    ------------
Balance, March 31, 1996 (unaudited)..............................     2,939,040       1.00     -      12.56
                                                                    ------------
                                                                    ------------
Exercisable at December 31, 1995.................................       844,680       1.00     -       7.25
                                                                    ------------
                                                                    ------------
Exercisable at March 31, 1996 (unaudited)........................       904,780       1.00     -       8.25
                                                                    ------------
                                                                    ------------
Available for grant at December 31, 1995.........................     1,032,320
                                                                    ------------
                                                                    ------------
Available for grant at March 31, 1996 (unaudited)................     1,004,240
                                                                    ------------
                                                                    ------------
Reserved for future issuance at December 31, 1995................     4,046,980
                                                                    ------------
                                                                    ------------
Reserved for future issuance at March 31, 1996 (unaudited).......     3,943,280
                                                                    ------------
                                                                    ------------

                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
               (AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1996 AND
       FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 ARE UNAUDITED)

NOTE J -- RECENT CONTRACTS:

     In March 1996, the Company signed a five-year agreement with AirTouch Cellular ('AirTouch'), under which the Company will be the exclusive provider of cellular fraud prevention systems using radio frequency technology to AirTouch and its affiliates. Under the terms of the agreement, the Company and AirTouch will begin installation of the Blackbird Platform and PreTect fraud prevention software application in AirTouch's Atlanta and Los Angeles markets immediately. The exclusive five-year agreement, which calls for the purchase of these products for at least 1,000 cell sites, schedules minimum deployment in approximately half of the cell sites during 1996 and 1997. In addition, the Company and AirTouch signed five-year agreements for the Company's support services and real-time roaming fraud prevention service. The real-time roaming fraud prevention service will provide seamless protection initially between AirTouch's controlled and affiliated markets and subsequently between these markets and the markets of other cellular carriers who contract with the Company for its real-time fraud prevention roaming services.

     In March 1996, the Company signed an interim agreement with Bell Atlantic NYNEX Mobile ('BANM') whereby the Company and BANM are currently deploying its Blackbird Platform and PreTect products in BANM's New York market. Concurrently both parties are negotiating a definitive Master Purchase and License Agreement, which will ultimately determine the size and scope of an anticipated greater deployment. The Company believes that the definitive agreement will include installation of the Company's products in a large percentage of BANM's cell sites, and will also include provisions for the Company's support and maintenance services and the Company's real-time roaming fraud prevention service.

NOTE K -- SUBSEQUENT EVENTS:

     On June 14, 1996 the Company declared a two-for-one split of its Common Stock, $.001 par value per share, effected by a 100% stock dividend whereby each holder of Common Stock will receive one additional share of Common Stock for each share held. Distribution of the shares is to take place on June 27, 1996 for shareholders of record on June 24, 1996. All outstanding Common Shares and per share amounts in the accompanying financial statements have been retroactively adjusted to give effect to the two for one stock split.

     In June 1996, the Company signed a Letter of Intent with GTE Mobilnet of California, L.P. ('GTE') to deploy at least 150 units of the Company's Blackbird Platform and PreTect in GTE's San Francisco market. The Company and GTE are currently negotiating a definitive agreement and expect deployment of such units to begin in the second half of 1996.

     In June 1996, the Company's stockholders approved the 1996 Stock Option Plan ('the 1996 Plan') which is designed to provide an incentive to employees of the Company and to offer an additional inducement in obtaining the services of such persons. The 1996 Plan covers both incentive stock options and non-qualified stock options. As a result of this adoption, no shares are available for grant under either the 1991 Qualified Stock Option Plan and the 1991 Non-Qualified Stock Option Plan. The 1996 Plan authorizes the grant of options to purchase a maximum of 1,100,000 shares of the Company's Common Stock. Options to purchase an aggregate of 160,000 shares of Common Stock were granted subsequent to the plan adoption.

     During April through June 30, 1996 the Company granted 160,000 shares under its option plans. Additionally, 237,280 options were exercised and 69,600 options were cancelled during the same period.


     In June 1996, the Company's Board of Directors authorized management to file a Registration Statement with the Securities and Exchange Commission to sell up to 1,758,900 Shares of its Common Stock to the public.

_____________________________                      _____________________________

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS

                                                                                                                               PAGE
                                                                                                                               ----
Prospectus Summary..........................................................................................................     3
Risk Factors................................................................................................................     8
Use of Proceeds.............................................................................................................    16
Dilution....................................................................................................................    16
Price Range of Common Stock.................................................................................................    17
Dividend Policy.............................................................................................................    17
Capitalization..............................................................................................................    18
Selected Financial Data.....................................................................................................    19
Management's Discussion and Analysis of Financial Condition and Results of Operation........................................    20
Business....................................................................................................................    27
Management..................................................................................................................    39
Principal and Selling Shareholders..........................................................................................    48
Certain Transactions........................................................................................................    49
Description of Capital Stock................................................................................................    49
Shares Eligible for Future Sale.............................................................................................    50
Underwriting................................................................................................................    52
Legal Matters...............................................................................................................    53
Experts.....................................................................................................................    53
Additional Information......................................................................................................    53
Index to Financial Statements...............................................................................................   F-1

                            ------------------------
     UNTIL                            ,  1996 (25  DAYS AFTER THE  DATE OF  THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF THE DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR ALLOTMENTS OR SUBSCRIPTIONS.

                               CELLULAR TECHNICAL
                             SERVICES COMPANY, INC.

                                1,726,000 SHARES
                                  COMMON STOCK

                       ---------------------------------
                                   PROSPECTUS
                       ---------------------------------

                    GERARD  KLAUER  MATTISON  &  CO. ,  LLC

                                         , 1996

_____________________________                      _____________________________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     All of the expenses listed below are estimated except for the SEC registration fee and the NASD filing fee. The itemized statement below includes all expenses in connection with the distribution of the securities being registered, other than underwriting discounts and commissions:

Securities and Exchange Commission registration fee............................   $ 12,320.07
NASD filing fee................................................................      4,073.00
Blue Sky fees and expenses (including attorneys' fees and expenses)............     16,625.00
Printing and engraving expenses................................................     80,000.00
Transfer Agent's fees and expenses.............................................      2,500.00
Accounting fees and expenses...................................................     65,000.00
Legal fees and expenses........................................................    100,000.00
Miscellaneous expenses.........................................................     19,481.93
                                                                                  -----------
     TOTAL.....................................................................   $300,000.00
                                                                                  -----------
                                                                                  -----------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company  is incorporated  under  the laws  of  the State  of  Delaware.
Section 145 of the General Corporation Law of the State of Delaware ('Section 145') provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the director, officer, employee or agent is adjudged to be liable to the corporation. Where a director, officer, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which he has actually and reasonably incurred.

     The Company's certificate of incorporation provides for the indemnification of directors and officers of the Company to the fullest extent permitted by
Section 145.

     The Underwriting Agreement contains, among other things, provisions whereby the Underwriters agree to indemnify the Company, each officer and director of the Company who has signed the Registration Statement and each person who controls the Company within the meaning of Section 15 of the Securities Act against any losses, liabilities, claims or damages arising out of the alleged untrue statements or alleged omissions of material facts with respect to information furnished to the Company by the Underwriters for use in the Registration Statement or Prospectus. See Item 17 'Undertakings.'

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Not applicable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:


      1.1    -- Form of Underwriting Agreement(11)
      3.1    -- Restated Certificate of Incorporation of the Registrant, as amended(1)
      3.2    -- By-Laws of the Registrant(1)
      3.3    -- Amendment I to By-Laws of the Registrant, dated October 28, 1993(4)
      4.1    -- Specimen Certificate for Common Stock of Registrant(1)
      5.1    -- Opinion of Parker Chapin Flattan & Klimpl, LLP(12)
      7.1    -- 1991 Qualified Stock Option Plan (as amended as of November 30, 1993)(3)(+)
      7.2    -- 1991 Non-Qualified Stock Option Plan (as amended as of November 30, 1993)(3)(+)
      7.3    -- 1993 Non-Employee Director Stock Option Plan(4)(+)
      7.4    -- 1996 Stock Option Plan(11)
     10.1    -- Employment Agreement between the Registrant and Robert P. Dahut dated January 31, 1994(4)(+)
     10.2    -- Employment Agreement between the Registrant and Michael E. McConnell dated January 1, 1993(4)(+)
     10.3    -- Employment Agreement between the Registrant and Kyle R. Sugamele dated June 29, 1995(9)(+)
     10.4    -- Agreement of Lease dated May 23, 1994 between the Registrant and Martin Selig Properties(7)
     10.4A   -- Amendment to Lease dated April 7, 1995 between the Registrant and Martin Selig Properties(9)
     10.5    -- Master Purchase and Licensing Agreement dated July 1, 1991 among the Registrant, LIN Broadcasting
                Corporation and American Cellular Communications(a)(2)
     10.5A   -- Amendment I dated July 1, 1993 to Master Purchase and License Agreement: Hotwatch System, between
                Registrant and Los Angeles Cellular Telephone Company(b)(4)
     10.6    -- Technical Services Agreement dated December 1, 1993, between Registrant and McCaw Cellular
                Communications, Inc.(c)(5)
     10.7    -- Source Code License Agreement (CTS Software) dated December 1, 1993, between Registrant and McCaw
                Cellular Communications, Inc.(c)(5)
     10.8    -- Source Code License Agreement (McCaw Software) dated July 15, 1994, between Registrant and McCaw
                Cellular Communications, Inc.(c)(5)
     10.9    -- Purchase and License Agreement (Metered Billing and Creditwatch) dated November 3, 1994, between
                Registrant and McCaw Cellular Communications, Inc.(d)(6)
     10.10   -- Master Purchase and Licensing Agreement dated November 30, 1994 among the Registrant and Sprint
                Cellular Company(f)(7)
     10.11   -- Master Purchase and License Agreement between the Registrant and AirTouch Cellular dated March 6,
                1996(10)
     10.12   -- Support Services Agreement between the Registrant and AirTouch Cellular dated March 6, 1996(10)
     10.13   -- Service Agreement for Real-Time Prevention of Roaming Cloning Fraud between the Registrant and
                AirTouch Cellular dated March 6, 1996(10)
     10.14   -- Interim Agreement with Bell Atlantic NYNEX Mobile(10)
     10.15   -- Patent Sublicense Agreement between Registrant and The Boeing Company dated April 29, 1994(f)(7)
     10.16   -- Patent Sublicense Agreement between Registrant and Motron Electronics dated May 24, 1995(e)(8)
     10.17   -- Patent License Agreement between Registrant and AirTouch Cellular, dated December 22, 1995(10)
     11.1    -- Statement Regarding Computation of Earnings Per Share(11)
     23.1    -- Consent of Ernst & Young LLP(11)

     23.2    -- Consent of Parker Chapin Flattau & Klimpl, LLP (included in opinion filed as Exhibit 5.1)

- ------------


  (a)  Confidential treatment granted pursuant to order of the Secretary of the Securities and Exchange Commission
       dated April 16, 1992 (File No. 33-46531).
  (b)  Confidential treatment granted pursuant to order of the Secretary of the Securities and Exchange Commission
       dated May 24, 1994 (File No. 0-19437).
  (c)  Confidential treatment granted pursuant to order of the Secretary of the Securities and Exchange Commission
       dated December 1, 1994 (File No. 0-19437).
  (d)  Confidential treatment granted pursuant to order of the Secretary of the Securities and Exchange Commission
       dated April 21, 1995 (File No. 0-19437).
  (e)  Confidential treatment granted pursuant to order of the Secretary of the Securities and Exchange Commission
       dated January 25, 1996 (File No. 0-19437).
  (f)  Confidential treatment granted pursuant to order of the Secretary of the Securities and Exchange Commission
       dated April 21, 1995 (File No. 0-19437).
  (+)  Management contract or compensation plan or arrangement required to be noted as provided in Item 14(a)(3).
  (1)  Incorporated by reference to Registration Statement on Form S-1 declared effective on August 6, 1991 (File
       No. 33-41176).
  (2)  Incorporated by reference to Registration Statement on Form S-1 filed on March 19, 1992 (File No. 33-46531).
  (3)  Incorporated by reference to Registration Statement on Form S-8 filed on March 7, 1994 (File No. 33-76128).
  (4)  Incorporated by reference to Annual Report on Form 10-K filed on March 30, 1994 for the year ended December
       31, 1993 (File No. 0-19437).
  (5)  Incorporated by reference to Quarterly Report on Form 10-Q filed on August 12, 1994 for the quarter ended
       June 30, 1994 (File No. 0-19437).
  (6)  Incorporated by reference to Quarterly Report on Form 10-Q filed on November 11, 1994 for the quarter ended
       September 30, 1994 (File No. 0-19437).
  (7)  Incorporated by reference to Annual Report on Form 10-K filed on March 28, 1995 for the year ended December
       31, 1994 (File No. 0-19437).
  (8)  Incorporated by reference to Quarterly Report on Form 10-Q filed on August 8, 1995 for the quarter ended June
       30, 1995 (File No. 0-19437).
  (9)  Incorporated by reference to Annual Report on Form 10-K filed on March 29, 1996 for the year ended December
       31, 1995 (File No. 0-19437).
 (10)  Incorporated by reference to Annual Report on Form 10-K filed on March 29, 1996 for the year ended December
       31, 1995 (File No. 0-19437) for which a request for confidential treatment was submitted pursuant to Rule
       24b-2 of the Securities and Exchange Commission which request is currently pending.
 (11)  Filed herewith.
 (12)  To be filed by Amendment.


- ------------
     (b) Financial Statement Schedules:

          For the three years ended December 31, 1995:

             Report of Ernst & Young LLP

             Schedule II -- Valuation and Qualifying Accounts

     All other schedules are omitted because they are not applicable or the required information is shown in the financial statements.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the 'Act') may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and

Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining the liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 2nd day of July 1996.

                                          CELLULAR TECHNICAL SERVICES COMPANY,
                                          INC.

                                          By:        /S/ STEPHEN KATZ
                                              _________________________________
                                            STEPHEN KATZ, CHAIRMAN OF THE BOARD
                                                       OF DIRECTORS
                                                AND CHIEF EXECUTIVE OFFICER

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Stephen Katz and Michael E. McConnell his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the  requirements  of  the  Securities  Act  of  1933,   this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                SIGNATURE                                      TITLE                              DATE
- ------------------------------------------  --------------------------------------------   -------------------

             /s/ STEPHEN KATZ               Chairman of the Board of Directors and Chief      July 2, 1996
- ------------------------------------------    Executive Officer
               STEPHEN KATZ

           /s/ ROBERT P. DAHUT              Director, President and Chief Operating           July 2, 1996
- ------------------------------------------    Officer
             ROBERT P. DAHUT

         /s/ MICHAEL E. MCCONNELL           Vice President and Chief Financial                July 2, 1996
- ------------------------------------------    Officer (Principal Financial and
           MICHAEL E. MCCONNELL               Accounting Officer)

             /s/ JAY GOLDBERG               Director                                          July 2, 1996
- ------------------------------------------
               JAY GOLDBERG

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     We have audited the financial statements of Cellular Technical Services Company, Inc. as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, and have issued our report thereon dated March 1, 1996, except for the first paragraph of Note K as to which the date is June 24, 1996, (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. That schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

Seattle, Washington
March 1, 1996, except for the first paragraph of Note K as to which the date is June 24, 1996.

                                                                     SCHEDULE II

                   CELLULAR TECHNICAL SERVICES COMPANY, INC.
                       VALUATION AND QUALIFYING ACCOUNTS

                                                                  BALANCE AT                                BALANCE AT
                                                                 BEGINNING OF                                 END OF
                                                                    PERIOD       ADDITIONS    DEDUCTIONS      PERIOD
                                                                 ------------    ---------    ----------    ----------

Inventory Reserves
     Year ended December 31, 1993.............................     $ 30,066      $  43,235     $ 18,394      $ 54,907
                                                                 ------------    ---------    ----------    ----------
                                                                 ------------    ---------    ----------    ----------
     Year ended December 31, 1994.............................     $ 54,907      $ 136,075     $102,210      $ 88,772
                                                                 ------------    ---------    ----------    ----------
                                                                 ------------    ---------    ----------    ----------
     Year ended December 31, 1995.............................     $ 88,772      $ 180,446     $ 51,426      $217,792
                                                                 ------------    ---------    ----------    ----------
                                                                 ------------    ---------    ----------    ----------
Sales and Receivable Allowances
     Year ended December 31, 1993.............................     $ 30,450      $  24,000     $  9,666      $ 44,784
                                                                 ------------    ---------    ----------    ----------
                                                                 ------------    ---------    ----------    ----------
     Year ended December 31, 1994.............................     $ 44,784      $ 152,444     $ 19,570      $177,658
                                                                 ------------    ---------    ----------    ----------
                                                                 ------------    ---------    ----------    ----------
     Year ended December 31, 1995.............................     $177,658      $ (58,340)    $ 49,318      $ 70,000
                                                                 ------------    ---------    ----------    ----------
                                                                 ------------    ---------    ----------    ----------


                              STATEMENT OF DIFFERENCES
                              ------------------------

The trademark symbol shall be expressed as...................... 'tm'
The registered trademark symbol shall be expressed as .......... 'r'
The service mark symbol shall be expressed as .................. SM
The degree symbol shall be expressed as ........................ [d].